  As filed with the Securities and Exchange Commission on September 27, 1999
                                                    Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                           the Securities Act of 1933
                               ---------------
                                 FOGDOG, INC.
            (Exact name of registrant as specified in its charter)

       Delaware                     7375                     77-0388602
    (State or other           (Primary Standard           (I.R.S. Employer
    jurisdiction of              Industrial            Identification Number)
   incorporation or          Classification Code
     organization)                 Number)

                                 500 Broadway
                            Redwood City, CA 94063
                                (650) 980-2500
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                               ---------------
                             Timothy P. Harrington
                            Chief Executive Officer
                                 Fogdog, Inc.
                                 500 Broadway
                            Redwood City, CA 94063
                                (650) 980-2500
  (Address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                                  Copies to:
       Warren T. Lazarow, Esq.                   Stanton D. Wong, Esq.
     David A. Makarechian, Esq.                 David R. Lamarre, Esq.
     Elizabeth H. Lefever, Esq.                  Colin M. Morris, Esq.
      Derrick N.D. Hansen, Esq.                   Paul C. McCoy, Esq.
        Hooman Shahlavi, Esq.                Pillsbury Madison & Sutro LLP
       Brian E. Covotta, Esq.                        P.O. Box 7880
   Brobeck, Phleger & Harrison LLP          San Francisco, California 94120
        Two Embarcadero Place                       (415) 983-1000
           2200 Geng Road
     Palo Alto, California 94303
           (650) 424-0160
                               ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                               ---------------
   If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    Title of Each Class of Securities to be        Amount to be        Amount of Registration
                   Registered                      Registered(1)                Fee
---------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.............        $60,000,000                $16,680
---------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

                               ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information contained in this prospectus is not complete and may be       +
+changed. We may not sell these securities until the registration statement    +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus is not an offer to sell and it is not soliciting an offer to buy   +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1999

                                       Shares

                            [LOGO OF FOGDOG SPORTS]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between
$      and $      per share. We will make application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "FOGD."

  The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

  Investing in the common stock involves risks. See "Risk Factors" on page 8.

                                                   Underwriting
                                          Price to Discounts and Proceeds to
                                           Public   Commissions    Fogdog
                                          -------- ------------- -----------
Per Share...............................      $          $            $
Total...................................   $          $             $

  Delivery of the shares of common stock will be made on or about
                  , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

           J.P. Morgan & Co.

                       Thomas Weisel Partners LLC

                                   Warburg Dillon Read LLC


                   The date of this prospectus is     , 1999.

The inside front cover of the prospectus includes:

FOGDOG HOME

                      [PICTURE OF FOGDOG SPORTS HOMEPAGE]

The following text is placed to the left of the picture of the Fogdog Sports homepage and lines connect the text to specific items on the picture of the Fogdog Sports homepage:

1.      Highlight Top Shops (seasonal)
The 6 top graphics are designed to highlight the more popular areas for consumers. These slots are able to change based on seasonality and other important factors.

2.      Personalization
Registered users are greeted by name and directed to an area that highlights items and promotions specific to their interests.

3.      Shop by Sport or Department
Departments are horizontal categorization of products such as footwear, apparel, etc.

4.      Promotional Area
Highlights the most important areas and products on the site. This area is very dynamic and typically changes on a weekly basis.

5.      Concept Shops
In-depth, brand-specific shops for key brands such as Callaway Golf.

                                 ------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   4
The Offering...............................................................   6
Summary Financial Information..............................................   7
Risk Factors...............................................................   8
Cautionary Note on Forward-Looking Statements..............................  22
Use of Proceeds............................................................  23
Dividend Policy............................................................  23
Capitalization.............................................................  24
Dilution...................................................................  25
Selected Financial Data....................................................  26
Selected Pro Forma Consolidated Financial Data.............................  27

                                                                          Page
                                                                          ----
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  39
Management...............................................................  52
Transactions and Relationships with Related Parties......................  65
Principal Stockholders...................................................  68
Description of Capital Stock.............................................  70
Shares Available for Future Sale.........................................  73
Underwriting.............................................................  75
Notice to Canadian Residents.............................................  77
Legal Matters............................................................  78
Experts..................................................................  78
Additional Information...................................................  78
Index to Financial Statements............................................ F-1

                                 ------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this prospectus is accurate only on the date of this document.


                     Dealer Prospectus Delivery Obligation

  Until        , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this prospectus.

                                 Fogdog Sports

   We are a leading online retailer of sporting goods. We have designed fogdog.com, our online store, to offer extensive product selection, detailed product information and a personalized shopping experience. We believe that we offer the largest selection of sporting goods online, with up to 60,000 distinct stock keeping units representing more than 500 brands in all major sports categories. Fogdog.com features a collection of specialty shops, including soccer, baseball, golf, outdoors, fan/memorabilia and other popular categories, organized to appeal to a broad base of customers from the avid enthusiast to the occasional participant. We provide information and analysis authored by experts, helpful shopping services and innovative merchandising. According to Media Metrix, Inc., our web site received more visits during July 1999 than any other online sporting goods retailer focusing exclusively on sporting goods.

   We believe that the sporting goods industry is large and growing and that sporting goods are increasingly being purchased online. According to the Sports Business Research Network, total U.S. retail sales of sporting goods were approximately $77 billion in 1998 and have grown at a 6.8% compound annual rate since 1994. Forrester Research projects that U.S. consumers will purchase $4.2 billion of sporting goods online in 2004. We believe that the sporting goods industry will continue to benefit from the growth in participation and interest in sports, recreation, health, fitness and outdoor activities. We believe the sporting goods industry is fragmented and fails to satisfy fully the needs of consumers and manufacturers.

   Our online store is designed to address the limitations of the traditional sporting goods retail channel for consumers and manufacturers. Most of our products, representing 30 different sports, are featured in nine specialty shops and four brand concept shops. In addition to offering a wide selection of products, our web site provides a superior online shopping experience by emphasizing the following:

  . Specialty Shops Featuring Extensive Product Selection. We offer a broad range of product lines in a wide variety of sports in order to make fogdog.com a "one-stop-shop." Our specialty shops also feature useful, compelling information and expert advice to help customers make the right product selection to meet their sports performance objectives.

  . Value-Added Shopping Services. We offer helpful services to assist our customers with their purchasing decisions, including:
    - Detailed product information, guides, configurators and comparison charts;

    -  Brand concept shops;

    -  Advice and product recommendations by recognized sports experts;

    -  Consumer reviews; and

    -  Personalized shopping.

  . Convenient Shopping Experience. Our online store provides customers with an easy-to-use web site that is available 24 hours a day, seven days a week.

  . Commitment to Excellent Customer Service. We emphasize customer service during all phases of the customer's online shopping experience and hire sports consultants with a broad knowledge of athletics, sports products and training to assist customers in their purchasing decisions.

  . Network of Fulfillment Partners. We have developed and implemented a fulfillment system that utilizes third-party warehouses, distributors and direct shipping from select manufacturers to support secure and reliable online retailing.

   The Fogdog Sports vision is to reinvent the sporting goods retail industry by providing customers with a new value proposition of selection, information and service. Our goal is to be the world's leading sporting goods retailer. We intend to achieve this goal by:

  . Building Brand Recognition. We intend to establish the Fogdog brand as the first global brand for retail sporting goods and in the process build consumer trust, confidence and loyalty.

  . Promoting Repeat Purchases. We are focused on promoting customer loyalty and building relationships with our customers to drive repeat sales.

  . Expanding Specialty Shops. We intend to add five to ten specialty shops organized by sport or brand within the next 12 months.

  . Maximizing Product Selection and Fulfillment Capabilities. We intend to expand our fulfillment network, extend our brand relationships and augment our technology and expertise so that we can sell and deliver the broadest possible array of top branded products to our customers.

  . Enhancing and Forming Strategic Relationships. We have strategic relationships with Nike USA, America Online and Keystone Fulfillment that we believe provide us with competitive advantages in merchandising, marketing and distributing our products. We intend to pursue additional strategic relationships to further develop our business.

  . Expanding Internationally. We intend to replicate our business model and build our brand name in selected international markets with appropriate demographics and market characteristics.

                             Corporate Information

   Fogdog, Inc. was incorporated in October 1994 in California as Cedro Group, Inc. In November 1998, we changed our name to Fogdog, Inc. We plan to reincorporate in Delaware prior to the commencement of this offering. References in this prospectus to "Fogdog," "Fogdog Sports," "we," "our" and "us" refer to Fogdog, Inc., a Delaware corporation, its subsidiaries and its California predecessor, and not to the underwriters. Our principal executive offices are located at 500 Broadway, Redwood City, California 94063 and our telephone number is (650) 980-2500. Our web site can be found at www.fogdog.com. Information contained in our web site is not a prospectus and does not constitute a part of this prospectus.

   Our trademarks and service marks include Fogdog(TM), Fogdog(TM) with the accompanying design, the Fogdog logo, "The Dog Knows Sports(TM)." "The Dog Knows(TM)" and "Your Anytime, Anywhere Sports Store(TM)." All other brand names or trademarks appearing in this prospectus are the property of the companies that own them. The inclusion of other companies' brand names and products in this prospectus is not an endorsement of Fogdog Sports. These companies are not involved with the offering of our securities.

                                  The Offering

Common stock offered......      Shares
Common stock to be
 outstanding after
 the offering.............      Shares
Use of proceeds........... For general corporate purposes, including marketing and sales activities, working capital and capital
                           expenditures. We may use a portion of the proceeds
                           for possible acquisitions. See "Use of Proceeds."
Proposed Nasdaq National
 Market symbol............ FOGD


   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999, and includes:

  . 5,294,116 shares of common stock issuable upon conversion of preferred stock sold in September 1999; and

  . 399,998 shares of common stock issued in connection with our acquisition of Sports Universe, Inc. in September 1999,

and excludes:

  . 5,731,410 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999 at a weighted average exercise price of $0.11 per share;

  .              shares of common stock reserved for issuance under our 1999
     Stock Incentive Plan that incorporates our Amended and Restated 1996 Stock Option Plan;

  .              shares of common stock reserved for issuance under our 1999
     Employee Stock Purchase Plan;

  . 6,171,524 shares of common stock issuable upon exercise of an outstanding warrant held by Nike USA, Inc. at an exercise price of $1.03 per share; and

  . 255,923 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.98 per share.

For additional information regarding these shares, see "Management--Benefit Plans," "Description of Capital Stock" and Notes 6 and 10 of Notes to Financial Statements.

                                ----------------

   Except as set forth in the financial statements or as otherwise specified in this prospectus, all information in this prospectus:

  .  assumes no exercise of the underwriters' over-allotment option;

  .  assumes the completion of a     for     reverse stock split;

  . reflects the conversion of all of our outstanding preferred stock into common stock upon the completion of this offering; and

  . reflects our reincorporation into Delaware before the commencement of this offering.

See "Description of Capital Stock" and "Underwriting."

                         SUMMARY FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                                 Six Months
                                    Year Ended December 31,    Ended June 30,
                                    ------------------------   ----------------
                                     1996     1997     1998     1998     1999
                                    ------   -------  ------   ------   -------
Statement of Operations Data:
Total net revenues................  $  677   $ 1,041  $  765   $  365   $ 1,084
Gross profit......................     587       885     490      278       263
Total operating expenses..........   1,053     1,922   4,665    1,170     7,069
Operating loss....................    (466)   (1,037) (4,175)    (892)   (6,806)
Net loss..........................    (469)   (1,045) (4,120)    (916)   (6,648)
Basic and diluted net loss per
 share............................  $(0.09)  $ (0.15) $(0.64)  $(0.17)  $ (1.00)
Basic and diluted weighted average
 shares used in computation of net
 loss per share...................   5,447     6,815   6,462    5,434     6,631
Pro forma basic and diluted net
 loss per share...................                    $(0.29)           $ (0.23)
Pro forma basic and diluted
 weighted average shares..........                    14,411             28,463

                                                        June 30, 1999
                                                -----------------------------
                                                           Pro     Pro Forma
                                                 Actual   Forma   As Adjusted
                                                -------- -------- -----------
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments................................... $ 14,600 $ 29,321  $
Working capital................................   12,803   26,902
Total assets...................................   17,072   34,359
Long-term liabilities..........................      498      498
Total stockholders' equity.....................   13,070   29,370

The balance sheet data as of June 30, 1999 is set forth:

  .  on an actual basis;

  .  on a pro forma basis to give effect to:

    -  the sale in September 1999 of 5,294,116 shares of preferred stock;

    - the issuance in September 1999 of 399,998 shares of our common stock in connection with our acquisition of Sports Universe, Inc.; and

    - the conversion of all outstanding shares of preferred stock into common stock effective upon completion of this offering; and

  . on a pro forma as adjusted basis to reflect each of the adjustments listed above and the estimated net proceeds from the sale of shares of common stock at an assumed initial public offering price of
     $       per share after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

   See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In this case, the trading price of our common stock could decline and you may lose part or all of your investment.

                  Investing in our common stock may expose you
                to the following risks inherent in our business

We expect significant increases in our operating expenses and continuing losses.

   We incurred a net loss of $12.4 million for the period from inception through June 30, 1999. We have not achieved profitability. We only began selling products under our current business model in November 1998. We may not obtain enough customer traffic or a high enough volume of purchases to generate sufficient revenues and achieve profitability. We believe that we will continue to incur operating and net losses for the next several years, and that the rate at which we will incur losses will increase significantly from current levels. We intend to increase our operating expenses substantially as we:

  . increase our sales and marketing activities, particularly advertising efforts;

  . provide our customers with promotional benefits, such as selling selected products or offering shipping below our actual costs;

  . increase our general and administrative functions to support our growing operations;

  . expand our customer support and sports consultant staffs to better serve customer needs;

  .  develop enhanced technologies and features to improve our web site;

  .  enhance our distribution and order fulfillment capabilities; and

  . expand third-party distribution facilities or possibly buy or build our own.

   Because we will spend these amounts before we receive any revenues from these efforts, our losses will be greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses. Also, the timing of these expenses may contribute to fluctuations in our quarterly operating results.

Our limited operating history makes forecasting difficult. Because most of our expenses are based on planned operating results, failure to accurately forecast revenues could cause net losses in a given quarter to be greater than expected.

   As a result of our limited operating history, it is difficult to accurately forecast our revenues and we have limited meaningful historical financial data upon which to base planned operating expenses. We were incorporated in October 1994. We started as a web site design company and derived most of our revenues from the sale of web development services until August 1998, when we stopped selling those services. We began selling products on our web site only in November 1998. Our results since that time will not be comparable to our prior results. We base our current and future expense levels on our operating plans, expected traffic and purchases from our web site and estimates of future revenues, and our significant expenses are to a large extent fixed in the short term. Our sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net loss in a given quarter to be greater than expected.

Our operating results are volatile and difficult to predict. If we fail to meet the expectations of public market analysts and investors, the market price of our common stock may decline significantly.

   Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may decline significantly. Factors that may harm our business or cause our operating results to fluctuate include the following:

  . our inability to obtain new customers at a reasonable cost, retain existing customers, or encourage repeat purchases;

  . decreases in the number of visitors to our web site or our inability to convert visitors to our web site into customers;

  . the mix of sporting goods, apparel, footwear and other products sold by us;

  .  our inability to manage inventory levels;

  . our inability to adequately maintain, upgrade and develop our web site, the systems that we use to process customers' orders and payments or our computer network;

  . the ability of our competitors to offer new or enhanced web sites, services or products;

  .  price competition;

  . fluctuations in the demand for sporting goods associated with sports events, movies, television and other entertainment events;

  . fluctuations in the amount of consumer spending on sporting goods and related products, which tend to be discretionary spending items;

  . the termination of existing marketing relationships with key business partners or failure to develop new ones;

  .  increases in the cost of online or offline advertising;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

  . unexpected increases in shipping costs or delivery times, particularly during the holiday season; and

  .  technical difficulties, system downtime or Internet slowdowns.


   A number of factors will cause our gross margins to fluctuate in future periods, including the mix of products sold by us, inventory management, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce our gross margins in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

Seasonal fluctuations in the sales of sporting goods could cause wide fluctuations in our quarterly results.

   We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, we expect that the fourth calendar quarter will account for a large percentage of our total annual sales. In anticipation of increased sales activity during the fourth calendar quarter, we may hire a significant number of temporary employees to bolster our permanent staff and we intend to significantly increase our inventory levels. For this reason, if our revenues were below seasonal expectations during this quarter, our annual operating results could be below the expectations of securities analysts and investors. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, product distribution and shipment activities and may cause a shortfall in revenues as compared to expenses in a given period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have been unable to fund our operations with the cash generated from our business. If we do not generate cash sufficient to fund our operations, we may need additional financing to continue our growth or our growth may be limited.

   To date, we have funded our operations from the sale of equity securities and have not generated sufficient cash from operations. Cash from revenues must increase significantly for us to fund anticipated operating expenses internally. If our cash flows are insufficient to fund these expenses, we may need to fund our growth through additional debt or equity financings or reduce costs. Further, we may not be able to obtain financing on satisfactory terms. Our inability to finance our growth, either internally or externally, may limit our growth potential and our ability to execute our business strategy. If we issue securities to raise capital, our existing stockholders may experience additional dilution or the new securities may have rights senior to those of our common stock.

We must maintain relationships with our distributors and manufacturers to obtain sufficient quantities of quality merchandise on acceptable commercial terms. If we fail to maintain our relationships with those parties on acceptable terms, our sales and profitability could suffer.

   Because we rely primarily on product manufacturers and third-party distributors to stock the products we offer, our business would be seriously harmed if we were unable to develop and maintain relationships with suppliers that allow us to obtain sufficient quantities of quality merchandise on acceptable terms. Our product orders are fulfilled by more than 15 distributors and manufacturers. However, our contracts or arrangements with these parties do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. In addition, we do not have a written contract with several of our major suppliers. Although we have alternative sources of supply for a small percentage of the products we offer, we may have difficulty establishing alternative sources for many of our products. Our current suppliers may not continue to sell products to us on current terms or at all, and we may not be able to establish new supply relationships to ensure delivery of merchandise in a timely and efficient manner or on terms acceptable to us. In addition, our supply contracts typically do not restrict a supplier from selling products to other retailers, which could limit our ability to supply the quantity of merchandise requested by our customers. If we cannot supply our products to consumers at acceptable prices, we may lose sales and market share as consumers make purchases elsewhere. Further, an increase in supply costs could cause our operating losses to increase beyond current expectations.

If we are unable to establish and maintain relationships with key brand manufacturers, our sales will decrease.

   If we are unable to establish and maintain relationships with important brand manufacturers, we may be unable to obtain sufficient quantities of popular products and in-depth product information. This could result in lower sales. For the six months ended June 30, 1999, we derived approximately 17% of our net revenues from sales of our two top selling brands, adidas and Nike. We recently entered into an agreement with Nike that will give us access to Nike's generally available product lines and product information, as well as advance availability of selected, newly released Nike products. However, this agreement has a term of only two years and is subject to earlier termination if we breach the agreement. Moreover, Nike is not legally obligated to sell us any quantity of product or deliver on any particular schedule. Also, our purchases from Nike's online affiliate are subject to similar limitations. If our relationship with Nike deteriorates, our business and reputation could be seriously harmed.

   We have experienced difficulty in obtaining sufficient product allocations from some of our key vendors. In addition, Nike and some of our other key vendors have established, and may continue to expand, their own online retailing efforts, which may impair our ability to acquire sufficient product allocations from these vendors. In connection with this expansion, or a decision by manufacturers not to offer products online or through our web site, manufacturers have asked us and may again ask us to remove their products from our web site.

We depend on third parties to fulfill all of our customer orders, and any problems with these parties could impair our operating results and harm our reputation.

   Currently, we rely primarily on third-party distributors and product manufacturers to fulfill our customers' orders. These fulfillment partners are responsible for packaging products and arranging for them to be shipped to our customers. We may be unable to ensure that our fulfillment partners fill our customers' orders accurately and that orders are shipped promptly and in appropriate packaging. In addition, we have no written contracts with some of these fulfillment partners, and our contracts with the others are generally terminable upon short notice. If any of our existing fulfillment arrangements were to be terminated, our business could be disrupted and we could incur significant costs in attempting to make alternative arrangements. Our distribution network is also heavily dependent upon third-party carriers, primarily United Parcel Service, for product shipments. UPS accounted for approximately 90% of our customer shipments by units in the six months ended June 30, 1999. We are therefore subject to the risk that labor shortages, strikes, inclement weather or other factors may limit the ability of UPS and other carriers to meet our shipping needs. Our shippers' failure to deliver products to our customers in a timely manner would damage our brand and adversely affect our operating results. If UPS or our other existing shippers are unable or unwilling to deliver our products to our customers, we would need to arrange for alternative carriers. We may be unable to engage an alternative carrier on a timely basis or upon terms favorable to us. Changing carriers would likely disrupt our business.

If we fail to expand our fulfillment operations successfully, sales could fall below expectations and we could incur unexpected costs.

   We must be able to fill customer orders quickly and efficiently. If we do not expand our fulfillment operations and systems to accommodate increases in demand, particularly during the peak holiday selling season, we will not be able to increase our net sales in accordance with the expectations of securities analysts and investors. We intend to add to the capacity of our distribution network by entering into agreements with additional fulfillment partners. It may be difficult for us to assimilate new partners into our distribution system in time for the 1999 holiday season or at all. We may be unable to secure these additional partners or integrate their systems and technologies into ours. If we fail to do so, we may lose sales and our reputation for prompt delivery and customer service would suffer. Even if we are successful in expanding our distribution network, our planned expansion may cause disruptions in our business and our fulfillment operations may be inadequate to accommodate increases in customer demand.

High merchandise returns could adversely affect our financial condition and results of operations.

   We allow our customers to return products within 45 days for a full refund. We make allowances in our financial statements for anticipated merchandise returns based on historical return rates. However, actual returns may exceed our allowances. If merchandise returns increase significantly or exceed our allowances, our financial condition and results of operations could be adversely affected.

We plan to expand our inventory levels, and we may have to write down the value of our inventory if consumer demand changes after we order products.

   Although we currently rely primarily on our distributors and brand name suppliers to carry the inventory available for purchase on our site, we anticipate that we will carry an increasing amount of inventory and that the percentage of sales made from our own inventory will rise. As a result, it will be critical to our success that we accurately predict the rapidly changing trends in consumer preferences for sporting goods, and do not overstock unpopular products. Predicting these trends is difficult. If demand for one or more of our products falls short of our expectations, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. This risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any increase would subject us to additional inventory risks.

We rely substantially on our relationships with America Online and other online services, search engines and directories to drive traffic to our web site. If these relationships do not continue, it will be difficult for us to increase market share and achieve profitability.

   We have relationships with America Online, Inc. and other online services, search engines and directories to provide content and advertising banners that link to our web site. We rely on these relationships as significant sources of traffic to our web site and, therefore, new customers. However, these relationships are generally terminable on short notice, and they may not be available to us in the future on acceptable terms. If we are unable to maintain satisfactory relationships with high-traffic web sites on acceptable terms, our ability to attract new customers and enhance our brand could be harmed. Further, many of the web sites with which we have existing or potential online advertising arrangements may also provide advertising services for other marketers of sporting goods. As a result, these sites may be reluctant to enter into or maintain relationships with us. Our online advertising efforts may require costly, long-term commitments. We may not achieve sufficient online traffic or product purchases to realize sufficient sales to compensate for our significant obligations to these sites. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third-party web sites would likely reduce our profit margins and may result in termination of these types of relationships. Without these relationships, it is unlikely that we can sufficiently increase market share and achieve profitability.

Because a key element of our strategy is to generate a high volume of traffic on our web site, our business could be harmed by capacity constraints.

   A key element of our strategy is to generate a high volume of traffic on, and use of, our web site, www.fogdog.com. Accordingly, the satisfactory performance, reliability and availability of our web site, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. Our revenue depends upon the number of visitors who shop on our web site and the volume of orders that we can fulfill. Any system interruptions that result in the unavailability of our web site or reduced order fulfillment would reduce the volume of goods that we sell and the attractiveness of our product offerings. We have experienced periodic system interruptions in the past, and we believe that system interruptions may continue to occur in the future. Any substantial increase in the volume of traffic on our web site or the number of orders placed by customers will require that we expand and upgrade our technology, transaction-processing systems and network infrastructure. We may not be able to accurately project the rate or timing of increases, if any, in the use of our web site or timely expand and upgrade our technology, transaction-processing systems and network infrastructure. We may not be able to accurately project the rate or timing of increases, if any, in the use of our web site or timely expand and upgrade our systems and infrastructure to accommodate these increases.

Our vital computer and communications hardware and software systems are vulnerable to damage and interruption which could harm our business.

   Our success, in particular our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. We use internally developed systems for our web site and some aspects of transaction processing, including customer profiling and order verifications. Our systems and operations are vulnerable to damage or interruption from:

  .  earthquake, fire, flood and other natural disasters;

  . power loss, computer systems failures, Internet and telecommunications or data network failure, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data or security breaches, misappropriation and similar events; and

  .  computer viruses.

In addition, we maintain our servers at the site of a third party, Exodus Communications, Inc., in Mountain View, California. We cannot control the maintenance and operation of this site, which is also susceptible to similar disasters and problems. We have no formal disaster recovery plan, and our insurance policies may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption in our service or a decrease in responsiveness could harm our relationships with our customers and result in reduced revenues. See "Business--Technology."

Establishing the Fogdog brand quickly and cost-effectively is central to our success. If we do not establish the Fogdog brand quickly, we may not capture sufficient market share or increase revenues enough to achieve profitability.

   We believe that we must establish, maintain and enhance the Fogdog brand to attract more customers to our web site and to generate revenues from product sales. Brand recognition and customer loyalty will become increasingly important as more companies with well-established brands in online services or the sporting goods industry offer competing services on the Internet. For example, existing sporting goods retailers with established brand names may establish an online presence that competes with our web site and existing online providers with better name recognition than Fogdog Sports may begin selling sporting goods. Establishing the Fogdog brand as a widely recognized and trusted source of sporting goods will depend largely on our success in providing a high-quality online experience supported by a high level of customer service, which cannot be assured. We expect that we will need to increase substantially our spending on programs designed to create and maintain strong brand loyalty among customers and we cannot be certain that our efforts will be successful.

Our inability to secure and protect our Internet domain name may adversely affect our business operation.

   The www.fogdog.com Internet domain name is our brand on the Internet. If we are unable to adequately protect our Internet domain name, our trademarks and other intellectual property rights, or must incur costs in doing so, it could harm our business. The acquisition and maintenance of Internet domain names generally is regulated by governmental agencies and their designees. Until recently, Network Solutions, Inc. was the exclusive registrar for the ".com," ".net" and ".org" generic top-level Internet domains in the U.S. In April 1999, however, the Internet Corporation for Assigned Names and Numbers, or ICANN, a new global non-profit corporation formed to oversee a set of the Internet's core technical management functions, opened the market for registering Internet domain names to an initial group of five companies. Network Solutions, Inc. still maintains the registry containing all the registrations in the generic top-level Internet domains. The market for registering these Internet domain names in the U.S. and in foreign countries is expected to undergo further changes in the near future. We expect the requirements for registering Internet domain names also to be affected. The relationship between regulations governing Internet domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring Internet domain names that are similar to, infringe upon or otherwise decrease the value of our Internet domain name, our trademarks and other intellectual property rights used by us and we may need to protect our rights through litigation.

We may not be able to compete successfully against current and future competitors, which could harm our margins and our business.

   The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new web sites at a relatively low cost.

   In addition, the development of new technologies and the expansion of existing technologies, such as price comparison programs that select specific products from a variety of web sites, may increase competitive pressures on us. We currently or potentially compete with a variety of other companies, including:

  . traditional, store-based, national chain sporting goods retailers such as the Venator Group (Footlocker brands and Champs;

  . traditional, store-based, national chain outdoor equipment retailers, such as REI;

  . traditional, store-based, national chain athletic footwear retailers, such as Just for Feet;

  . traditional, store-based, regional chain sporting goods retailers such as The Sports Authority, Dick's Sporting Goods, and Galyan's;

  .  major discount retailers, such as Wal-Mart, Kmart and Target;

  .  catalog sporting goods retailers, such as Eastbay, TSI and Edwin Watts;

  .  numerous traditional local sporting goods and outdoor activity stores;

  . online efforts of these traditional retailers, including the online stores operated by Dick's Sporting Goods, Copeland's and REI;

  . vendors of sporting goods that currently sell some of their products directly online, such as K-Swiss and Patagonia;

  . Global Sports Interactive, a newly formed online joint venture established by a number of major, store-based retailers;

  . Internet portals and online service providers that feature shopping services, such as AOL, Excite@Home, GO Network and Lycos;

  . other online retailers that include sporting goods as part of their product offerings, such as Onsale and Buy.com;

  . physical and online stores of entertainment entities that sell sporting goods and fan memorabilia, such as ESPN.com and CBS Sportsline; and

  .  retailers selling sporting goods exclusively online.

   There are no assurances that we will be able to be competitive against current or potential competitors. Many of our traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than we do. Many of these competitors have well established relationships with manufacturers, more extensive knowledge about our industry and can devote substantially more resources to web site development and advertising. In addition, new competitors may emerge in the future and larger, well-established and well-financed entities may join with online competitors or sporting goods suppliers as the use of the Internet and other online services increases.

   Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can.

Furthermore, our competitors may be able to secure a broader range of products from or otherwise develop close relationships with primary vendors. Some competitors may price their products below cost in an attempt to gain market share. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. See "Business-- Competition."

We may be unable to hire and retain the skilled personnel necessary to develop our business.

   We intend to hire a significant number of additional marketing, engineering, merchandising and retailing personnel in 1999 and beyond. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our business cannot continue to grow if we cannot attract qualified personnel. Our failure to attract and retain the highly trained personnel that are integral to our business may limit our growth rate, which would harm our business. We expect to face greater difficulty attracting these personnel with equity incentives as a public company than we did as a privately held company. See "Business--Employees."

We are dependent upon our chief executive officer for our future success and our managers are not obligated to stay with us.

   Our future success depends to a significant degree on the skills, experience and efforts of Timothy Harrington, our Chief Executive Officer, and other key personnel. The loss of the services of any of these individuals could harm our business and operations. In addition, we have not obtained key person life insurance on any of our key employees. If any of our key employees left or was seriously injured and unable to work and we were unable to find a qualified replacement, our business could be harmed.

We have experienced significant growth in our business in recent periods and any inability to manage this growth and any future growth could harm our business.

   Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our management, administrative resources, software and systems. Any failure to manage growth effectively could seriously harm our business. We have grown from 22 employees on June 30, 1998 to 70 employees on June 30, 1999. We have also recently moved into a new headquarters building and significantly expanded our operations. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations organizations. These processes are time consuming and expensive, will increase management responsibilities and will divert management attention.

If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be damaged and we could lose customers.

   The steps we take to protect our proprietary rights may be inadequate. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization. We have applied to register the trademark Fogdog in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and services online. If we become involved in litigation to defend our intellectual property rights, we may have to spend significant amounts of money, and the litigation could divert our management's time and efforts.

We may be subject to intellectual property claims that could be costly and could disrupt our business.

   Third parties have in the past and may in the future assert that our business or technologies infringe their intellectual property rights or rights to publicity or that we engage in unfair competition or other illegal trade practices. These claims may increase in the future. We may be unsuccessful in defending against any such claim, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require us to change how we do business, redesign our web site and other systems, or enter into burdensome royalty or licensing agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in our business. Any such claim could also harm our reputation and brand.

We intend to expand our business internationally, causing our business to become increasingly susceptible to numerous international business risks and challenges that could affect our profitability.

   We believe that the current globalization of the economy requires businesses to pursue or consider pursuing international expansion. We have expanded into international markets by opening an office in London. Revenue from merchandise shipped outside the United States was approximately 10% of total merchandise revenue for the six months ended June 30, 1999, and we expect to increase our international sales efforts. International sales are subject to inherent risks and challenges that could affect our profitability, including:

  . the need to develop new supplier and manufacturer relationships, particularly because major sporting goods manufacturers may require that our international operations deal with local distributors;

  .  unexpected changes in international regulatory requirements and tariffs;

  .  difficulties in staffing and managing foreign operations;

  .  longer payment cycles from credit card companies;

  .  greater difficulty in accounts receivable collection;

  .  potential adverse tax consequences;

  .  price controls or other restrictions on foreign currency; and

  .  difficulties in obtaining export and import licenses.

   To the extent we generate international sales in the future, any negative effects on our international business could negatively impact our business, operating results and financial condition as a whole. In particular, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced gross revenues and/or gross margins from dollar-denominated international sales.

We may encounter significant difficulties in integrating our recent acquisition, Sports Universe, which could divert our management's attention and harm our business.

   In early September 1999, we completed the acquisition of Sports Universe, Inc. We acquired Sports Universe because we believe that we can achieve a broader and more complete product offering for our consumers by combining our products, marketing, consumer experience, distribution channels and client base with the "action sports" line of Sports Universe. We may not be able to successfully integrate the businesses and product offerings of the two companies. The process of combining the two companies and their product offerings may cause an interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could adversely affect their combined operations. Our management may have to divert attention from our day-to-day business and devote substantial resources to retaining employees and maintaining other relationships. If we fail to successfully complete the integration of Sports Universe, our business could be harmed.

Acquisitions of companies or technologies may result in disruptions to our business and management due to difficulties in assimilating personnel and operations.

   We may make acquisitions or investments in other companies or technologies. We may not realize the anticipated benefits of any acquisition or investment. If we make any acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

We may be subject to product liability claims that could be costly and time consuming.

   We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. If a successful claim were brought against us in excess of our insurance coverage, it could harm our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

Because of their significant stock ownership, our officers and directors will be able to exert significant control over our future direction.

   After this offering, our executive officers and directors, their affiliates
and other substantial stockholders will together control approximately     % of
our outstanding common stock. As a result, these stockholders, if they act together, will be able to control all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might adversely affect the market price of our common stock.

Provisions of our certificate of incorporation and bylaws may make changes of control difficult, even if they would be beneficial to stockholders.

   After this offering, the board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. Also, without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. If we issue preferred stock, it might have preference over and harm the rights of the holders of common stock. Although the availability of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, the issuance of preferred stock may make it more difficult for a third-party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

   Our certificate of incorporation and bylaws include provisions that may deter an unsolicited offer to purchase us. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest. Further, upon reincorporation into Delaware, our board of directors will be divided into three classes, only one of which will be elected each year. Our directors will only be removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control. See "Description of Capital Stock--Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

We will rely on email and other forms of direct online marketing. Our business could suffer if these marketing techniques encounter consumer resistance or increased governmental regulation.

   We send emails to our registered users to obtain feedback about our online store, to provide order information and to promote repeat sales. We may expand our use of email and other direct online marketing techniques. If consumers resist these forms of communication due to concerns about privacy, computer viruses or the proliferation of commercial email, our business and reputation could be damaged. We also anticipate that our use of email and other direct online marketing techniques will be subject to increasingly stringent regulation. For example, several states have passed laws limiting the use of email for marketing purposes. To date, these laws have not had a significant effect on us because they focus primarily on unsolicited email marketing and we currently ask for our customers' permission before sending them email. However, other states and Congress have begun to consider placing restrictions on email marketing. This additional legislation could hamper our ability to provide effective customer service and generate repeat sales.

If we experience significant inventory theft, our gross margin may decrease.

   If the security measures used at any distribution facility we use or operate do not significantly reduce or prevent inventory theft, our gross margin may significantly decrease. During the six months ended June 30, 1999, we experienced an immaterial amount of inventory theft. However, this theft may increase as we expand our fulfillment operations and distribution network. If measures we take to address inventory theft do not reduce or prevent inventory theft, our gross margin and results of operations could be significantly below expectations in future periods.

                Risks specific to the Internet and our industry

Sporting goods consumers may not accept our online business model. This may result in slower revenue growth, loss of revenue and increased operating losses.

   To be successful, we must attract and retain a significant number of consumers to our web site at a reasonable cost. Any significant shortfall in the number of transactions occurring over our web site will negatively affect our financial results by increasing or prolonging operating losses. Conversion of customers from traditional shopping methods to electronic shopping may not occur as rapidly as we expect, or at all. Therefore, we may not achieve the critical mass of customer traffic we believe is necessary to become successful. Specific factors that could prevent widespread customer acceptance of our online business model, and our ability to grow our revenue, include:

  .  customer concerns about the security of online transactions;

  . customer concerns about buying sporting goods, footwear and other products without first seeing them;

  . delivery time before customers receive Internet orders, unlike the immediate receipt of products at traditional retail outlets;

  .  pricing that may not meet customer expectations;

  . customer resistance to shipping charges, which generally do not apply to purchases from traditional retail outlets;

  .  shipment of damaged goods or wrong products from our suppliers; and

  .  difficulties in returning or exchanging orders.

The success of our business model is dependent upon the continued growth of the online commerce infrastructure.

   Our future revenue and any future profits are also dependent upon the continued development of the online commerce infrastructure. The Internet and other online services may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of enabling technologies and performance improvements. To the extent that the Internet and other online services continue to experience significant growth in the number of users, their frequency of use or an increase in their bandwidth requirements, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity. Changes in or insufficient availability of telecommunications services to support the Internet or other online services could result in slower response times and adversely affect usage of the Internet and other online services, including fogdog.com. These problems would adversely affect our business and cause our stock price to decline.

Sporting goods and apparel are subject to changing consumer preferences. If we fail to anticipate these changes, we will experience lower sales, higher inventory markdowns and lower margins.

   Our success depends upon our ability to anticipate and respond to trends in sporting goods merchandise and consumers' participation in sports. Consumers' tastes in apparel and sporting goods equipment are subject to frequent and significant changes, due in part to manufacturers' efforts to incorporate advanced technologies into some types of sporting goods. In addition, the level of consumer interest in a given sport can fluctuate dramatically. If we fail to identify and respond to changes in sporting goods merchandising and recreational sports participation, our sales could suffer and we could be required to mark down unsold inventory. This would depress our profit margins. In addition, any failure to keep pace with changes in consumers' recreational sports habits could allow our competitors to gain market share and could hurt our reputation.

If we do not respond to rapid technological changes, our services could become obsolete and we could lose customers.

   To be competitive, we must continue to enhance and improve the functionality and features of our online store. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services featuring new technologies, or if new industry standards and practices emerge, our existing web site and proprietary technology and systems may become obsolete. We may use new technologies ineffectively, or we may be unable to license or otherwise obtain new technologies from third parties. We may also experience difficulties in adapting our web site, the systems that we use to process customers' orders and payments, our computer network to customer requirements, new technologies or emerging industry standards.

Governmental regulation may slow the Internet's growth and increase our costs of doing business.

   Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. These laws and regulations could expose us to compliance costs and substantial liability, which could materially harm our business, operating results and financial condition. In addition, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws would be likely to impose additional burdens on our business. The adoption of any additional laws or regulations may also inhibit the expansion of the Internet, which could reduce visits to our online store or otherwise harm our business. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as qualifications to do business, property ownership, sales tax, obscenity, employment, libel, intellectual property and personal privacy is uncertain and may take years to resolve. In order to comply with new or existing laws regulating online commerce, we may need to modify the manner in which we do business, which may result in additional expenses and could slow our growth. For instance, we may need to spend time and money revising the process by which we fulfill customer orders to ensure that each shipment complies with applicable laws. We may also need to revise our customer acquisition and registration processes to comply with increasingly stringent laws relating to dealing with minors online. We may need to hire additional personnel to monitor our compliance with applicable laws. We may also need to modify our software to further protect our customers' personal information.

Regulations imposed by the Federal Trade Commission may adversely affect the growth of our Internet business or our marketing efforts.

   The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites, with particular emphasis on access by minors. These regulations may include requirements that we establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct and delete personal information stored by us. These regulations may also include enforcement and remedial provisions. Even in the absence of those regulations, the Federal Trade Commission has begun investigations into the privacy practices of other companies that collect information on the Internet. One investigation resulted in a consent decree under which an Internet company agreed to establish programs to implement the principles noted above. We may become a party to a similar investigation or enforcement proceeding, or the Federal Trade Commission's regulatory and enforcement efforts may harm our ability to collect demographic and personal information from users, which could be costly or adversely affect our marketing efforts.

Our inability to securely transmit confidential information over public networks may harm our business and cause our stock price to decline.

   A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. We rely upon encryption and authentication technology licensed from third parties to effect the secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events may result in a compromise or breach of the systems that we use to protect customer transaction data. A party who is able to circumvent our security measures may misappropriate proprietary information or customers' personal data such as credit card numbers, and could interrupt our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by these breaches. In addition, security breaches may damage our reputation and cause our stock price to decline.

Credit card fraud could adversely affect our business.

   A failure to adequately control fraudulent credit card transactions could reduce our net revenues and our gross margin because we do not carry insurance against this risk. We have put in place technology to help us detect the fraudulent use of credit card information and have not suffered material losses to date. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise, our business could be harmed.

   We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California and Pennsylvania. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our merchandise, it could adversely affect our business.

We may be subject to liability for content on our web site.

   As a publisher of online content, we face potential liability for defamation, negligence, copyright, right of publicity or privacy, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. We have, in the past, received notices of such claims, and we expect to continue to receive such claims in the future. We may also be subject to claims based on the content on our bulletin boards. If we face liability, then our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance currently does not cover claims of these types.

Year 2000 issues present technological risks, could disrupt our business and could decrease our sales.

   Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with these year 2000 requirements or risk system failure or miscalculations causing disruption of normal business activities.

   Any failure of our material systems, our suppliers' and fulfillment partners' material systems or the Internet to be year 2000 compliant could result in financial loss to us, harm to our reputation and legal liability. We are currently assessing the year 2000 readiness of the software, computer technology and other services that we use that may not be year 2000 compliant. We have not completed all operational tests on our internal systems. Accordingly, we are unable to predict to what extent our business may be affected if our software, the systems that operate in conjunction with our software or our internal systems experience a material year 2000 failure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

                         Risks Related to This Offering

Our management has broad discretion as to how to use the proceeds from this offering and the proceeds may not be appropriately used.

   We intend to use the proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and we may use a portion of the proceeds to acquire other businesses, products or technologies. We will in any case have broad discretion over how we use these proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering, and we may spend these proceeds in ways with which you may disagree. Pending any of these uses, we plan to invest the proceeds of this offering in short-term, investment-grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return. See "Use of Proceeds."

The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

   Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many Internet related companies, and which have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

   If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price. See "Underwriting."

You will experience immediate and substantial dilution in the value of your shares following this offering.

   If you purchase shares of our common stock, you will incur immediate and substantial dilution in pro forma net tangible book value. If other securityholders exercise options or warrants to purchase our capital stock, you will suffer further dilution. See "Dilution."

Substantial amounts of our common stock could be sold in the near future, which could depress our stock price.

   Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. If our stockholders sell substantial amounts of our common stock in the public market following this offering, including shares issued upon the exercise of outstanding options and warrants, the trading price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem
appropriate. Upon completion of this offering, we will have            shares
of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. All of the shares we are selling in this offering may be resold in the public market immediately. Another 37,428,509 shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. See "Shares Available for Future Sale."

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                  USE OF PROCEEDS

   Our net proceeds from the sale and issuance of the                  shares
of common stock offered are estimated to be $           million at an assumed
initial public offering price of $       per share after deducting the
estimated underwriting discounts and commissions and our estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our
estimated net proceeds will be $          . We intend to use the net proceeds
for general corporate purposes, including marketing and sales activities, working capital and capital expenditures. Pending these uses, we will invest the net proceeds of the offering in short-term, interest-bearing investment-grade securities. See "Risk Factors--Our management has broad discretion as to how to use the proceeds from this offering and the proceeds may not be appropriately used." In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We currently have no agreements or commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Our credit facility with Imperial Bank prohibits us from paying dividends without prior approval.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999 on the following three bases:

    .  on an actual basis;

    .  on a pro forma basis giving effect to:

      .  the sale in September 1999 of 5,294,116 shares of preferred stock;

      . the issuance in September 1999 of 399,998 shares of our common stock in connection with our acquisition of Sports Universe, Inc.; and

      . the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the completion of this offering; and

    . on a pro forma as adjusted basis to reflect each of the adjustments listed above and the estimated net proceeds from the sale of shares of our common stock at an assumed initial public offering
       price of $      per share after deducting the estimated underwriting
       discounts and commissions and our estimated offering expenses.

   You should read this table in conjunction with our financial statements and the notes to our financial statements appearing elsewhere in this prospectus.

                                                         June 30, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                        (in thousands)
Long-term debt, less current portion............ $   498   $   498     $
                                                 -------   -------     ----
Stockholders' equity:
  Convertible Preferred Stock, issuable in
   series, $0.001 par value, 30,060,426,
   41,796,282 and 5,000,000 shares authorized
   actual, pro forma and pro forma as adjusted,
   respectively; 29,843,884, no shares and no
   shares issued and outstanding actual, pro
   forma and pro forma as adjusted,
   respectively.................................      30        --
  Common Stock, $0.001 par value, 60,000,000,
   60,000,000 and 100,000,000 shares authorized
   actual, pro forma and pro forma as adjusted,
   respectively; and 7,584,625, 43,122,623 and
          shares issued and outstanding actual,
   pro forma and pro forma as adjusted,
   respectively.................................       7        43
  Additional paid-in capital....................  27,855    44,149
  Unearned stock-based compensation.............  (2,392)   (2,392)
  Accumulated deficit........................... (12,430)  (12,430)
                                                 -------   -------     ----
    Total stockholders' equity..................  13,070    29,370
                                                 -------   -------     ----
      Total capitalization...................... $13,568   $29,868     $
                                                 =======   =======     ====

   The number of shares outstanding as of June 30, 1999 excludes:

    . 5,731,410 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.11 per share.

    .            shares of common stock reserved for issuance under the 1999
       Stock Incentive Plan that incorporates our Amended and Restated 1996 Stock Option Plan;

    .              shares of common stock reserved for issuance under our
       1999 Employee Stock Purchase Plan;

    . 6,171,524 shares of common stock issuable upon exercise of an outstanding warrant held by Nike USA, Inc. at an exercise price of $1.03 per share; and

    . 255,923 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.98 per share.

For additional information regarding these shares, see "Management--Benefit Plans," "Description of Capital Stock" and Notes 6 and 10 of Notes to Financial Statements.

                                    DILUTION

   If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value at June 30, 1999, was approximately $27.2 million, or $0.63 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding
convertible preferred stock. After giving effect to the sale of          shares
of our common stock at an assumed initial public offering price of $       per
share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at June 30,
1999, would have been $         , or $      per share. This represents an
immediate increase in net tangible book value of $        per share to existing
stockholders and an immediate dilution of $        per share to new investors
purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share....................       $
  Pro forma net tangible book value per share at June 30, 1999..... $0.63
  Increase per share attributable to new investors.................
                                                                    -----
Pro forma as adjusted net tangible book value per share after the offering..........................................................
                                                                          ----
Dilution per share to new investors................................       $
                                                                          ====

   The following table summarizes, at June 30, 1999, on a pro forma as adjusted basis, the total number of shares and consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering
price of $       per share and before deducting the estimated underwriting
discounts and commissions and estimated offering expenses:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing stockholders...... 43,122,623       % $40,935,000       %     $0.95
New public investors.......
                            ----------  -----  -----------  -----
  Totals...................             100.0% $            100.0%
                            ==========  =====  ===========  =====

   The above computations are based on the number of shares of common stock outstanding as of June 30, 1999 and include:

  . 5,294,116 shares of common stock issuable upon conversion of preferred stock sold in September 1999; and

  . 399,998 shares of common stock issued in connection with our acquisition of Sports Universe, Inc. in September 1999,

and exclude:

  . 5,731,410 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.11 per share;

  .               shares of common stock reserved for issuance under the 1999
     Stock Incentive Plan that incorporates our Amended and Restated 1996 Stock Option Plan;

  .             shares of common stock reserved for issuance under the 1999
     Employee Stock Purchase Plan;

  . 6,171,524 shares of common stock issuable upon exercise of an outstanding warrant held by Nike USA, Inc. at an exercise price of $1.03 per share; and

  . 255,923 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.98 per share.

   To the extent that any of these options or warrants are exercised, there could be further dilution to new investors. For additional information regarding these shares, see "Capitalization," "Management--Benefit Plans," "Description of Capital Stock" and Notes 6 and 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with our financial statements and related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from the audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from inception (October 28, 1994) to December 31, 1994 and for the year ended December 31, 1995, and the balance sheet data as of December 31, 1994, 1995 and 1996, are derived from the audited financial statements not included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 1998 and 1999 and the balance sheet data as of June 30, 1999 are derived from the unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of this information when read in conjunction with the audited financial statements and related notes. The diluted net loss per share computation excludes potential shares of common stock (preferred stock, options and warrants to purchase common stock and common stock subject to repurchase rights that we hold), since their effect would be antidilutive. See Note 1 of Notes to Financial Statements for a detailed explanation of the determination of the shares used to compute actual and pro forma basic and diluted net loss per share. The historical results are not necessarily indicative of results to be expected for future periods.

                            Period from
                          October 28, 1994                                     Six Months
                           (inception) to    Years Ended December 31,        Ended June 30,
                            December 31,   --------------------------------  ---------------
                                1994        1995    1996    1997     1998     1998    1999
                          ---------------- ------  ------  -------  -------  ------  -------
                                      (in thousands, except per share data)
Statement of Operations
 Data:
Net revenues:
  Merchandise...........       $   --      $   --  $   --  $    --  $   195  $   --  $ 1,049
  Commission............           --          --      --       11      123      37       35
  Web development.......           --         213     677    1,030      447     328       --
                               ------      ------  ------  -------  -------  ------  -------
    Total net revenues..           --         213     677    1,041      765     365    1,084
                               ------      ------  ------  -------  -------  ------  -------
Cost of revenues:
  Merchandise...........           --          --      --       --      157      --      821
  Commission............           --          --      --       --       19      --       --
  Web development.......           --          84      90      156       99      87       --
                               ------      ------  ------  -------  -------  ------  -------
    Total cost of
     revenues...........           --          84      90      156      275      87      821
                               ------      ------  ------  -------  -------  ------  -------
Gross profit............           --         129     587      885      490     278      263
                               ------      ------  ------  -------  -------  ------  -------
Operating expenses:
  Marketing and sales...            2          65     686    1,285    2,399     449    4,345
  Site development......           90          15     119      259    1,318     409    1,208
  General and
   administrative.......           11          87     248      378      705     289      776
  Amortization of stock-
   based compensation...           --          --      --       --      243      23      740
                               ------      ------  ------  -------  -------  ------  -------
    Total operating
     expenses...........          103         167   1,053    1,922    4,665   1,170    7,069
                               ------      ------  ------  -------  -------  ------  -------
Operating loss..........         (103)        (38)   (466)  (1,037)  (4,175)   (892)  (6,806)
Interest income
 (expense), net.........           (1)         (6)     (3)      (8)      29     (24)     158
Other income............           --          --      --       --       26      --       --
                               ------      ------  ------  -------  -------  ------  -------
Net loss................       $ (104)     $  (44) $ (469) $(1,045) $(4,120) $ (916) $(6,648)
                               ======      ======  ======  =======  =======  ======  =======
Basic and diluted net
 loss per share.........       $(0.13)     $(0.01) $(0.09) $ (0.15) $ (0.64) $(0.17) $ (1.00)
                               ======      ======  ======  =======  =======  ======  =======
Basic and diluted
 weighted average shares
 used in computation of
 net loss per share.....          788       4,658   5,447    6,815    6,462   5,434    6,631
                               ======      ======  ======  =======  =======  ======  =======
Pro forma basic and
 diluted net loss per
 share..................                                            $ (0.29)         $ (0.23)
                                                                    =======          =======
Pro forma basic and
 diluted weighted
 average shares.........                                             14,411           28,463
                                                                    =======          =======

                                               December 31,
                                        ------------------------------ June 30,
                                        1994  1995  1996 1997    1998    1999
                                        ----  ----  ---- -----  ------ --------
                                                   (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments..........................  $ 23  $ 36  $471 $ 311  $2,117 $14,600
Working capital (deficit).............   (11)  (71)  375  (172)    636  12,803
Total assets..........................    51   144   763   580   2,840  17,072
Long-term liabilities.................    --     8    87     3     189     498
Total stockholders' equity (deficit)..    17   (21)  483   (13)    917  13,070

                 SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

   Effective September 3, 1999, Fogdog Sports merged with Sports Universe, Inc. Sports Universe sells equipment and apparel for wakeboarding, waterskiing, inline skating, surfing and skateboarding on the Internet. The merger was accounted for using the purchase method of accounting and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values as of the acquisition date. The total purchase price of approximately $1.6 million consisted of 399,998 shares of Fogdog Sports common stock with an estimated fair value of approximately $4.00 per share and other acquisition related expenses of approximately $30,000, consisting primarily of payments for professional fees. The purchase price was allocated as follows: $524,000 to net tangible liabilities assumed and $2.2 million to goodwill. The acquired goodwill will be amortized over its estimated useful life of two years. The following unaudited pro forma consolidated statement of operations gives effect to this merger as if it had occurred on February 9, 1998 (inception) by consolidating the results of operations of Sports Universe from inception through December 31, 1998 and the six months ended June 30, 1999 with the results of operations of Fogdog Sports. The following unaudited pro forma consolidated balance sheet gives effect to this merger as if it had occurred on June 30, 1999. See Note C to Pro Forma Consolidated Financial Information for a description of the method used to compute basic and diluted net loss per share.

                                                         Pro Forma
                                              --------------------------------
                                                                  Six Months
                                                 Year Ended         Ended
                                              December 31, 1998 June 30, 1999
                                              ----------------- --------------
                                              (in thousands, except per share
                                                           data)
Pro Forma Consolidated Statement of
 Operations Data:
Net revenues.................................      $   944         $ 1,346
Cost of revenues.............................          401             976
                                                   -------         -------
  Gross profit...............................          543             370
                                                   -------         -------
Operating expenses:
  Marketing and sales........................        2,660           4,412
  Site development...........................        1,318           1,208
  General and administrative.................          983             879
  Amortization of stock-based compensation...          243             740
  Amortization of goodwill...................          987             539
                                                   -------         -------
    Total operating expenses.................        6,191           7,778
                                                   -------         -------
Loss from operations.........................       (5,648)         (7,408)
Interest and other income, net...............           55             158
                                                   -------         -------
Net loss.....................................      $(5,593)        $(7,250)
                                                   =======         =======
Basic and diluted loss per share.............      $ (0.82)        $ (1.03)
                                                   =======         =======
Basic and diluted weighted average shares
 used in computation of net loss per share...        6,819           7,031
                                                   =======         =======

                                                                  Pro Forma
                                                                June 30, 1999
                                                                --------------
                                                                (in thousands)
Pro Forma Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.................................                      $14,621
Working capital..............................                       12,202
Total assets.................................                       19,359
Long-term liabilities........................                          498
Total stockholders' equity...................                       14,670

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled "Risk Factors" in this prospectus.

Overview

   We are a leading Internet retailer focused exclusively on sporting goods. We currently offer an extensive selection of competitively priced sporting goods consisting of up to 60,000 distinct stock keeping units representing more than 500 brands in all major sports categories.

   We were incorporated in October 1994. From our inception through July 1998, we were engaged in providing web development and design services to sporting goods manufacturers, trade associations, retailers and other industry members. In July 1997, we launched a web site, "SportSite.com," and established partnerships with sporting goods catalog and distribution companies to process orders, manage inventory and ship goods directly to customers. In the third quarter of 1998, we phased out the design services portion of our business to focus exclusively on online retail. In November 1998, we changed our name to Fogdog, Inc. and the name of our web site to "fogdog.com."

   We derive our revenue from the sale of sporting goods from our web site. Merchandise revenue is recognized when goods are shipped to our customers from manufacturers, distributors or third-party warehouses, which occurs only after credit card authorization. For sales of merchandise, we are responsible for pricing, processing and fulfilling the orders. We process merchandise returns and bear the credit risk for these transactions. We generally allow returns for any reason within 45 days of the sale. Accordingly, we provide for allowances for estimated future returns at the time of shipment based on historical data. Historically, our rate of product returns has ranged between 8% and 10% of total revenues, but our future return rates could differ significantly from our historical averages. Currently, less than 15% of our transactions are shipped from inventory held at third-party warehouses. We expect this percentage to increase in future periods.

   From October 1994 through March 1999, we derived revenue from commissions. Our commission revenue was earned from transactions processed through our online stores, fogdog.com and SportSite.com, whereby we obtained and processed customer orders in exchange for a commission on the sale of the vendor's merchandise. At the conclusion of the sale, we forwarded the order information to the vendor, which then charged the customer's credit card and shipped the merchandise directly to the customer. We recognized commission revenue when we forwarded the order to the vendor. In a commission sale transaction, we did not take title or possession of the merchandise, and the vendor bore all the risk of credit card chargebacks and merchandise returns. When we launched our fogdog.com web site in November 1998, we began to take title to our own merchandise and also to bear customer credit and return risk on a substantial number of our transactions. In April 1999, we began to take title to the merchandise on all transactions processed on our web site. We have also earned commission revenue from transactions processed on several client sites, which has been immaterial to date.

   From October 1994 to July 1998, we also earned revenue from web development. Revenue from the sale of web development services was recognized when we had the right to invoice the customer, the collection of the receivable was probable, there were no significant obligations remaining and the client's web site was either placed on-line or completed to the client's satisfaction. We terminated our web development services in July 1998, and transitioned our remaining support obligations to a third party.

   We have incurred substantial costs to develop our web site and to recruit, train and compensate personnel for our creative, engineering, sales, marketing, merchandising, customer service and administration departments. As a result, we have incurred substantial losses since inception and, as of June 30, 1999, had an accumulated deficit of $12.4 million. In order to expand our business, we intend to invest heavily in sales, marketing, merchandising, operations, site development and additional personnel to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

   We had 70 full-time employees as of June 30, 1999 and intend to hire a significant number of employees in the future. This expansion will place significant demands on our management and our operational resources. To manage this rapid growth, we must invest in and implement operational systems, procedures and controls that can be expanded easily. We expect future expansion to continue to challenge our ability to hire, train, manage and retain employees.

   In September 1999, we purchased Sports Universe, Inc., and Sports Universe became our wholly owned subsidiary. Sports Universe derives its revenue primarily from the sales of sporting goods from its web site, "sportsuniverse.com." Sports Universe is a Delaware corporation that is based in Austin, Texas and has fewer than 10 full-time employees. In the merger, we exchanged 399,998 shares of our common stock for all outstanding shares of Sports Universe capital stock. The transaction was accounted for using the purchase method. We will record goodwill of approximately $2.2 million, which will be amortized over a two-year period, in connection with the merger.

Results of Operations

   The following table presents selected financial data for the periods indicated as a percentage of total net revenues.

                                                                     Six
                                                                   Months
                                               Year Ended           Ended
                                              December 31,        June 30,
                                             ------------------   -----------
                                             1996   1997   1998   1998   1999
                                             ----   ----   ----   ----   ----
Net revenues:
  Merchandise...............................  --%     --%    25%    --%    97%
  Commission................................  --       1     16     10      3
  Web development........................... 100      99     59     90     --
                                             ---    ----   ----   ----   ----
    Total net revenues...................... 100     100    100    100    100
                                             ---    ----   ----   ----   ----
Cost of revenues:
  Merchandise...............................  --      --     21     --     76
  Commission................................  --      --      2     --     --
  Web development...........................  13      15     13     24     --
                                             ---    ----   ----   ----   ----
    Total cost of revenues..................  13      15     36     24     76
                                             ---    ----   ----   ----   ----
Gross profit................................  87      85     64     76     24
                                             ---    ----   ----   ----   ----
Operating expenses:
  Marketing and sales....................... 101     123    314    123    401
  Site development..........................  18      25    172    112    111
  General and administrative................  37      36     92     79     72
  Amortization of stock-based compensation..  --      --     32      6     68
                                             ---    ----   ----   ----   ----
    Total operating expenses................ 156     184    610    320    652
                                             ---    ----   ----   ----   ----
Operating loss.............................. (69)    (99)  (546)  (244)  (628)
Interest income (expense), net..............  --      (1)     4     (7)    15
Other income................................  --      --      3     --     --
                                             ---    ----   ----   ----   ----
   Net loss................................. (69)%  (100)% (539)% (251)% (613)%
                                             ===    ====   ====   ====   ====

Six Months Ended June 30, 1998 and 1999

   Net Revenues

   We had no merchandise revenue for the six months ended June 30, 1998 and $1.0 million for the six months ended June 30, 1999. Our merchandise revenue resulted from customer transactions on our fogdog.com web site. In November 1998, we began taking title to our own merchandise and bearing the credit risk on an increasing number of transactions. Revenue from merchandise shipped outside the United States was approximately 10% of total merchandise revenue for the six months ended June 30, 1999.

   Commission revenue was $37,000 for the six months ended June 30, 1998 and $35,000 for the six months ended June 30, 1999. The decrease in commission revenue was due to the elimination of commission transactions in March 1999.

   Web development revenue was $328,000 for the six months ended June 30, 1998, and we had no web development revenue for the six months ended June 30, 1999. We terminated our web development services in July 1998.

   Cost of Revenues

   Cost of merchandise revenue consists of product, shipping and handling costs, and credit card processing fees. We incurred no cost of merchandise revenue for the six months ended June 30, 1998, and cost of merchandise revenue was $821,000 for the six months ended June 30, 1999. As a percentage of merchandise revenue, cost of merchandise revenue was 78% for the six months ended June 30, 1999. We began to incur cost of merchandise revenue as we began taking title to our own merchandise and bearing customer credit risk.

   Cost of web development revenue consists of third-party fees and salaries and related costs for site development and maintenance on behalf of clients. Cost of web development revenue was $87,000 for the six months ended June 30, 1998, and we had no cost of web development revenue for the six months ended June 30, 1999. The decrease in the cost of web development revenue in dollars and as a percentage of web development revenue was due to the elimination of our hosting and maintenance activity.

   Gross Profit

   Gross profit was $278,000 for the six months ended June 30, 1998 and $263,000 for the six months ended June 30, 1999. As a percentage of total net revenues, gross profit was 76% for the six months ended June 30, 1998 and 24% for the six months ended June 30, 1999. The decrease in gross profit in dollars and as a percentage of total net revenues was due to the shift in our revenue from web development services to the sale of merchandise on our web site.

   Marketing and Sales Expenses

   Our marketing and sales expenses consist primarily of advertising and promotional expenditures, distribution facility expenses, including equipment and supplies, credit card verification fees and payroll and related expenses for personnel engaged in marketing, merchandising, customer service and distribution activities. Marketing and sales expenses were $449,000 for the six months ended June 30, 1998 and $4.3 million for the six months ended June 30, 1999. As a percentage of net revenues, marketing and sales expenses were 123% for the six months ended June 30, 1998 and 401% for the six months ended June 30, 1999. The increase in marketing and sales expenses in dollars and as a percentage of net revenues was attributable to an increase in advertising and merchandising, customer service, distribution, and marketing personnel and related costs as we continued to expand our online store and establish the Fogdog brand. In September 1999, we entered into an agreement with Nike USA, Inc. to distribute Nike products on our web site. In connection with this agreement, we granted Nike a warrant to purchase 6,171,524 shares of our common stock at an exercise price of $1.03 per share. Our sales and marketing expenses in each quarter over the two-year term of the agreement will include a portion of the warrant's estimated fair value of approximately $26 million, calculated on a straight-line basis. We expect to continue to substantially increase our marketing and promotional efforts and hire additional marketing, merchandising, customer service and operations personnel.

   Site Development Expenses

   Our site development expenses consist of payroll and related expenses for web site development and information technology personnel, Internet access, hosting charges and logistics engineering, and web content and design expenses. Site development expenses were $409,000 for the six months ended June 30, 1998 and $1.2 million for the six months ended June 30, 1999. As a percentage of net revenues, site development expenses were 112% for the six months ended June 30, 1998 and 111% for the six months ended June 30, 1999. The increase in site development expenses in dollars was due to the introduction and enhancement of our fogdog.com web site in November 1998 and subsequent enhancements. We expect to continue to make substantial investments in site development and anticipate that site development expenses will continue to increase.

   General and Administrative Expenses

   General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, facilities expenses, professional service expenses and other general corporate expenses. General and administrative expenses were $289,000 for the six months ended June 30, 1998 and $776,000 for the six months ended June 30, 1999. As a percentage of net revenues, general and administrative expenses were 79% for the six months ended June 30, 1998 and 72% for the six months ended June 30, 1999. The increase in general and administrative expenses in dollars was due to increased personnel and related costs to support the implementation of our business strategy. The decrease in general and administrative expenses as a percentage of net revenues was due to the growth in merchandise revenue without a proportionate increase in general and administrative expenses. We expect that general and administrative expenses will increase substantially as we add personnel and incur additional costs related to the anticipated growth of our business and operation as a public company.

   Amortization of Stock-Based Compensation

   In connection with the grant of employee stock options, we recorded aggregate unearned stock-based compensation of $3.4 million through June 30, 1999. Employee stock-based compensation expense is amortized over the vesting period of the options, which is generally four years, using the multiple-option approach. We expect to record additional unearned stock-based compensation of approximately $6.1 million for stock options granted in August and September 1999. We expect to record employee stock-based compensation expenses of approximately $822,000 for the quarter ending September 30, 1999, $1.1 million for the quarter ending December 31, 1999, $1.1 million for the quarter ending March 31, 2000 and $1.0 million for the quarter ending June 30, 2000. We anticipate this expense to decrease in future periods. Unearned stock-based compensation expense will be reduced in future periods to the extent that options are terminated prior to full vesting.

   Interest Income (Expense), Net

   Interest income (expense), net consists of interest earned on cash and short-term investments, offset by interest expense related to bank borrowings and other financing lines. Interest income (expense), net was $(24,000) for the six months ended June 30, 1998 and $158,000 for the six months ended June 30, 1999. The increase in interest income was due to higher average cash balances from additional sales of preferred stock completed in the first and second quarters of 1999.

Years Ended December 31, 1996, 1997 and 1998

   Net Revenues

   We had no merchandise revenue for the years ended December 31, 1996 and 1997, and merchandise revenue of $195,000 for the year ended December 31, 1998. Our merchandise revenue resulted from customer transactions on our fogdog.com web site. In November 1998, we began taking title to our own merchandise and bearing the credit risk on an increasing number of transactions. Revenue from merchandise shipped outside the United States was approximately 6% of total merchandise revenue for the year ended December 31, 1998.

   We had no commission revenue for the year ended December 31, 1996. Commission revenue was $11,000 and $123,000 for the years ended December 31, 1997 and 1998, respectively. This increase in commission revenue was due to an increased number of commission transactions processed on our web site.

   Web development revenue was $677,000, $1.0 million and $447,000 for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in web development revenue from 1996 to 1997 was due to an increase in the number of development contracts that we signed. The decrease in web development revenue from 1997 to 1998 occurred as we shifted our focus from being a web development services provider to an online retailer.

   Cost of Revenues

   We had no cost of merchandise revenue for the years ended December 31, 1996 and 1997, and cost of merchandise revenue was $157,000 or 81% of merchandise revenue for the year ended December 31, 1998. We began to incur cost of merchandise revenue as we began to take title to the merchandise and bear the credit risk prior to delivery to the customer.

   Cost of commission revenue consists of the value of services rendered and fees paid to trade associations. We had no cost of commission revenue for the years ended December 31, 1996 and 1997, and cost of commission revenue was $19,000 or 15% of commission revenue for the year ended December 31, 1998. We had no commission revenue in 1996. We had no cost of commission revenue for 1997 because all commission revenue in 1997 was derived from third-party web sites for which we incurred no verification fees.

   Cost of web development revenue was $90,000, $156,000 and $99,000 for the years ended December 31, 1996, 1997 and 1998, respectively. As a percentage of web development revenue, cost of web development revenue was 13%, 15% and 22% for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in the cost of web development revenue in dollars and as a percentage of web development revenue from 1996 to 1997 was attributable to an increase in our hosting and maintenance activity for which we incurred initial start-up costs. The decrease in the cost of web development revenue in dollars and as a percentage of web development revenue from 1997 to 1998 was due to a reduction of our hosting and maintenance activity as we shifted our focus from being a web development services provider to an online retailer.

   Gross Profit

   Gross profit was $587,000, $885,000 and $490,000 for the years ended December 31, 1996, 1997 and 1998, respectively. As a percentage of total net revenues, gross profit was 87%, 85% and 64% for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in gross profit from 1996 to 1997 was due to an increase in web development revenue. The decrease in gross profit in dollars and as a percentage of total net revenues from 1997 to 1998 was due to the shift in our revenue from web development to the sale of merchandise.

   Marketing and Sales Expenses

   Marketing and sales expenses were $686,000, $1.3 million and $2.4 million for the years ended December 31, 1996, 1997 and 1998, respectively. As a percentage of net revenues, marketing and sales expenses were 101%, 123% and 314% for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in dollars and as a percentage of net revenues from 1996 to 1997 was attributable to an increase in personnel and related costs required to implement our sales and marketing strategy. The increase in marketing and sales expenses in dollars and as a percentage of net revenues from 1997 to 1998 was attributable to an increase in advertising and merchandising, customer service, distribution, and marketing personnel and related costs.

   Site Development Expenses

   Site development expenses were $119,000, $259,000 and $1.3 million for the years ended December 31, 1996, 1997 and 1998, respectively. As a percentage of net revenues, site development expenses were 18%, 25% and 172% for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in site development expenses in dollars and as a percentage of net revenues from 1996 to 1997 was due to the introduction and enhancement of the SportSite.com web site and subsequent enhancements. The increase in dollars and as a percentage of net revenues from 1997 to 1998 was due to the introduction and enhancement of our fogdog.com web site and the development of technologies for integrating with our suppliers.

   General and Administrative Expenses

   General and administrative expenses were $248,000, $378,000 and $705,000 for the years ended December 31, 1996, 1997 and 1998, respectively. As a percentage of net revenues, general and administrative expenses were 37%, 36% and 92% for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in general and administrative expenses in dollars and as a percentage of net revenues was due to increased personnel and related costs to support the implementation of our business strategy.

   Amortization of Stock-Based Compensation

   In connection with the grant of employee stock options, we recorded aggregate unearned stock-based compensation of $1.2 million for the year ended December 31, 1998 which is being amortized over a four-year vesting period using the multiple-option approach.

   Interest Income (Expense), Net

   Interest income (expense), net was $(3,000), $(8,000) and $29,000 for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in interest income (expense), net was due to higher average cash balances from additional sales of securities completed in the second quarter of 1998.

   Other Income

   Other income consists of the proceeds we received when we transitioned our remaining web development service obligations to a third-party, which was completed in the third quarter of 1998.

   Provision for Income Taxes

   We have incurred operating losses for all periods from inception through June 30, 1999, and therefore have not recorded a provision for income taxes. Our deferred tax asset primarily consists of net operating loss carryforwards and nondeductible accruals and allowances. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

   As of December 31, 1998, we had net operating loss carryforwards for federal and state tax purposes of approximately $4.3 million and $4.7 million, respectively. These federal and state tax loss carryforwards are available to reduce future taxable income and expire at various dates into the year 2019. We expect that the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income will be limited by "change in ownership" provisions of the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss carryforwards before their utilization.

Quarterly Results of Operations and Seasonality

   The following tables set forth a summary of our unaudited quarterly operating results for each of the six quarters in the period ended June 30, 1999. This information has been derived from our unaudited financial statements which, in management's opinion, have been prepared on a basis consistent with the audited financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information when read in conjunction with our audited financial statements and related notes. The amount and timing of our operating expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Our revenue and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

                                                   Quarter Ended
                               -------------------------------------------------------------
                               Mar. 31,  June 30,  Sept. 30,  Dec. 31,   Mar. 31,   June 30,
                                 1998      1998      1998       1998       1999       1999
                               --------  --------  ---------  --------   --------   --------
Statement of Operations Data
 (in thousands):
Net revenues:
  Merchandise...............    $   --    $   --    $   --    $    195   $    318   $    731
  Commission................        11        26        32          54         35         --
  Web development...........       206       122       119          --         --         --
                                ------    ------    ------    --------   --------   --------
    Total net revenues......       217       148       151         249        353        731
                                ------    ------    ------    --------   --------   --------
Cost of revenues:
  Merchandise...............        --        --        --         157        232        589
  Commission................        --        --        12           7         --         --
  Web development...........        62        25        12          --         --         --
                                ------    ------    ------    --------   --------   --------
    Total cost of revenues..        62        25        24         164        232        589
                                ------    ------    ------    --------   --------   --------
Gross profit................       155       123       127          85        121        142
                                ------    ------    ------    --------   --------   --------
Operating expenses:
  Marketing and sales.......       192       257       548       1,402      1,536      2,809
  Site development..........       185       224       328         581        482        726
  General and
   administrative...........       131       158       168         248        316        460
  Amortization of stock-
   based compensation.......        --        23       102         118        331        409
                                ------    ------    ------    --------   --------   --------
    Total operating
     expenses...............       508       662     1,146       2,349      2,665      4,404
                                ------    ------    ------    --------   --------   --------
Operating loss..............      (353)     (539)   (1,019)     (2,264)    (2,544)    (4,262)
                                ------    ------    ------    --------   --------   --------
Interest income (expense),
 net........................       (11)      (13)       26          27         22        136
Other income................        --        --        26          --         --         --
                                ------    ------    ------    --------   --------   --------
Net loss....................    $(364)    $(552)    $(967)    $(2,237)   $(2,522)   $(4,126)
                                ======    ======    ======    ========   ========   ========
As a Percentage of Total Net
 Revenues:
Net revenues:
  Merchandise...............        --%       --%       --%         78%        90%       100%
  Commission................         5        18        21          22         10         --
  Web development...........        95        82        79          --         --         --
                                ------    ------    ------    --------   --------   --------
    Total net revenues......       100       100       100         100        100        100
                                ------    ------    ------    --------   --------   --------
Cost of revenues:
  Merchandise...............        --        --        --          63         66         81
  Commission................        --        --         8           3         --         --
  Web development...........        29        17         8          --         --         --
                                ------    ------    ------    --------   --------   --------
    Total cost of revenues..        29        17        16          66         66         81
                                ------    ------    ------    --------   --------   --------
Gross profit................        71        83        84          34         34         19
                                ------    ------    ------    --------   --------   --------
Operating expenses:
  Marketing and sales.......        89       173       363         563        435        384
  Site development..........        85       151       217         233        136         99
  General and
   administrative...........        60       107       110         100         89         63
  Amortization of stock-
   based compensation.......        --        16        68          47         94         56
                                ------    ------    ------    --------   --------   --------
    Total operating
     expenses...............       234       447       758         943        754        602
                                ------    ------    ------    --------   --------   --------
Operating loss..............      (163)     (364)     (674)       (909)      (720)      (583)
                                ------    ------    ------    --------   --------   --------
Interest income (expense),
 net........................        (5)       (9)       17          11          6         19
Other income................        --        --        17          --         --         --
                                ------    ------    ------    --------   --------   --------
Net loss....................      (168)%    (373)%    (640)%      (898)%     (714)%     (564)%
                                ======    ======    ======    ========   ========   ========

   Commencing with the launch of our fogdog.com web site in November 1998, our merchandise revenue has increased during each quarter. These increases resulted from growth in the number of customers and products available for sale on our web site.

   Cost of merchandise revenue increased from the fourth quarter of 1998 through the second quarter of 1999 as we increased merchandise sales. Our cost of merchandise revenue as a percentage of net revenues increased from the fourth quarter of 1998 to the first and second quarters of 1999 due to increased shipping and handling costs.

   Marketing and sales expenses increased each quarter from the first quarter of 1998 through the second quarter of 1999 as we began online and offline advertising and as we launched the fogdog.com web site in the fourth quarter of 1998. We also increased personnel and related expenses required to implement our marketing and sales strategy. Site development expenses increased each quarter from the first quarter of 1998 through the fourth quarter of 1998 as we began enhancing our web site to accommodate the increased transaction volume and product offerings for the holiday season. After completion of the launch of our fogdog.com web site in the fourth quarter of 1998, site development expenses decreased from the fourth quarter of 1998 to the first quarter of 1999 as we did not have any launch related expenses. Site development expenses increased from the first quarter of 1999 to the second quarter of 1999 as we increased spending on design and content to develop additional specialty shops. General and administrative expenses increased each quarter from the first quarter of 1998 through the second quarter of 1999 as we increased personnel and related expenses to support our new business strategy.

   We expect our business to be highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the fourth quarter. We believe that a substantial portion of our annual sales will occur in the fourth quarter. We expect to experience lower sales during the other quarters, and as is typical in the retail industry, have incurred and may continue to incur greater losses in these quarters. See "Risk Factors--Seasonal fluctuations in the sales of sporting goods could cause wide fluctuations in our quarterly results."

Results of Operations--Sports Universe

   We acquired Sports Universe, Inc. in September 1999. Since its inception in February 1998, Sports Universe has incurred operating losses. During the six months ended June 30, 1999, Sports Universe recorded revenue of approximately $262,000 from the sale of merchandise on its web site and from web design services, and incurred a net loss of $63,000. During the six months ended June 30, 1999, Sports Universe incurred total operating expenses of approximately $170,000, which consisted primarily of personnel and related costs for marketing, sales and administrative staff. At June 30, 1999, Sports Universe had negative working capital of $571,000 and an accumulated deficit of $549,000.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily from private sales of convertible preferred stock totaling $24.2 million and, to a lesser extent, from bank borrowings and lease financing.

   Our operating activities used cash of $399,000 during 1996, $915,000 during 1997, $3.0 million during 1998 and $5.4 million during the first six months of 1999. This negative operating cash flow resulted primarily from our net losses experienced during these periods. In 1998 and 1999, we invested in the development of our brand and online store, hired additional personnel and expanded our technology infrastructure to support our growth.

   Our investing activities, consisting of purchases of furniture, fixtures and computer equipment to support our growing number of employees, used cash of $137,000 during 1996, $81,000 during 1997, $692,000 during 1998 and $318,000 during the first six months of 1999.

   Our financing activities generated cash of $971,000 during 1996, $836,000 during 1997, $5.0 million during 1998 and $18.2 million during the first six months of 1999. Of these financing activities, the issuance of convertible preferred stock generated net proceeds of $945,000 during 1996, $528,000 during 1997, $4.8 million during 1998 and $17.9 million for the six months ended June 30, 1999. We also had proceeds from bank borrowings of $452,000 in 1998.

   At June 30, 1999, we had cash and cash equivalents and short-term investments aggregating $14.6 million. Our short-term investments secure a letter of credit issued in connection with the lease of our corporate offices. We have an agreement with a bank, which provides us with the ability to borrow up to $1.5 million, subject to specified limitations. The agreement provides for the following:

  . a revolving line of credit for $500,000 secured by cash on hand to cover the outstanding balance;

  . an equipment loan for $800,000, due on September 15, 2001, limited to 75% of the invoice amount of the equipment; and

  . an equipment term loan for $150,000 payable in 24 equal installments commencing January 28, 1999.

   We had an outstanding aggregate balance at June 30, 1999 of $1.0 million. Interest on the borrowings range from the prime rate plus one-half percent to the prime rate plus one percent and is payable monthly. We must meet financial covenants with respect to the borrowings, one of which we were in violation of at June 30, 1999. We received a waiver from the bank regarding the violated covenant.

   We also have an agreement with a software company to purchase software under a one-year loan agreement which bears interest at 7.5%. The principal and interest is payable in 12 equal monthly installments beginning in October 1998. We had an outstanding balance at June 30, 1999 of $47,000.

   During 1999, we entered into a number of commitments for online and traditional offline advertising. As of June 30, 1999, our remaining commitments were approximately $5.0 million. In addition, we have remaining commitments under the lease for our headquarters of $4.9 million.

   We expect to devote substantial resources to continue development of our brand and online store, expand our sales, support, marketing and engineering organizations, establish additional facilities worldwide and build the systems necessary to support our growth. Although we believe that the proceeds of this offering, together with our current cash and cash equivalents and our borrowing capacity, will be sufficient to fund our activities for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that additional funding, if needed, will be available on terms acceptable to us or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and these financings may be dilutive to existing investors.

Recent Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirements to capitalize specified costs and amortization of such costs. The adoption of the provisions of SOP 98-1 during our fiscal year beginning January 1, 1999 did not have a material effect on our financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133

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establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for other hedging activities. SFAS 133 is effective for all fiscal quarters beginning with the quarter ending June 30, 1999. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 deferred the effective date until the first fiscal quarter ending June 30, 2000. We will adopt SFAS 133 in our quarter ending June 30, 2000. We do not currently engage in hedging activities or invest in derivative instruments.

Year 2000 Compliance

   Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

   In the second quarter of 1999, we initiated a Year 2000 compliance program. The program is being directed by our information technology group. Our IT group is charged with identifying issues of potential risk within each department and making the appropriate evaluation, modification, upgrade or replacement. Members of our IT group have worked with members of each of our principal internal divisions in the course of assessing our Year 2000 compliance.

   Scope of Year 2000 Assessment

   The scope of our Year 2000 compliance program includes testing our web site and the IT and non-IT systems used in our business at our headquarters and at our third-party warehouses. The operational areas under investigation include:

  .  software applications;

  .  facilities;

  .  suppliers and vendors, including distributors; and

  .  computer systems.

   We do not currently have information concerning the Year 2000 compliance status of all of our vendors and distributors. If our suppliers, distributors and manufacturers fail to achieve Year 2000 compliance, our business could suffer.

   Budget and Schedule

   We have funded our Year 2000 plan from available cash and have not separately accounted for these expenses in the past. As a result of our short operating history, we believe that most of our third-party systems were purchased in Year 2000 compliant condition. To date, expenditures for Year 2000 compliance have not been material and have totaled less than $150,000. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We expect to incur no more than an additional $100,000 to verify that our IT and non-IT systems are capable of properly distinguishing between 20th century and 21st century dates. However, we may experience unanticipated, material problems and expenses associated with Year 2000 compliance that could harm our business. Finally, we are also subject to external forces that might generally affect industry and commerce, such as Year 2000 compliance failures by utility or transportation companies and related service interruptions.

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   We have not yet completed the evaluation of our web site and our third-party software systems. We are in the process of obtaining Year 2000 assurances from our principal third-party hardware vendors and service providers, and installing Year 2000 "patch kits", where appropriate. We anticipate concluding these activities by November 1999.

   Third-Party Hardware and Software Systems and Services

   We are in the process of evaluating all of the material third-party hardware and software systems we use on our web site and in our business. We have received written assurances of Year 2000 compliance from substantially all of the providers of hardware used in our business. We have identified approximately 20 different software vendors that provide software products for our web site and in our business. To date, we have received adequate assurances from substantially all of our software vendors as well. If any of the assurances we have received from our third-party software or hardware providers are false, our internal systems and our ability to ship our product would be materially harmed.

   We have also obtained assurances as to Year 2000 compliance from our hosting service provider and we are in the process of obtaining written assurances from our other third-party service providers. We expect to receive assurances from such entities without additional expenditures by us.

   We have made written inquiry of our distributors and the manufacturers from which we obtain products. A majority of those entities have not provided us with written assurances as to Year 2000 compliance. We cannot assure you that we will obtain Year 2000 assurances from these entities, and if they do not upgrade their systems for Year 2000 compliance, our ability to ship products would be materially impaired.

   Contingency Plan

   We expect our compliance program to be substantially completed by November 1999. If we encounter delays or are unable to meet this schedule, we will engage in testing and re-testing of non-compliant areas and develop a back up plan which we would expect to complete by December 1999.

   We may discover Year 2000 compliance problems in our systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into our business or used in our web site may need to be revised or replaced, all of which could be time-consuming and expensive and result in the following, any of which could adversely affect our business:

  .  delay or loss of revenue;

  .  diversion of development and information technology resources;

  .  damage to our reputation; and

  .  litigation costs.

Our failure to fix or replace our third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions.

Quantitative and Qualitative Disclosure About Market Risk

   We currently market our merchandise in the United States and anticipate expanding our marketing efforts in Europe in late 1999 and throughout 2000. As a result, our financial results could be affected by factors including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore, no quantitative tabular disclosures are required.

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                                    BUSINESS

   Fogdog Sports is a leading online retailer of sporting goods. We have designed fogdog.com, our online store, to offer an extensive product selection, detailed product information and other value-added services. We believe that we offer the largest selection of sporting goods online, with up to 60,000 distinct stock keeping units representing more than 500 brands in all major sports categories. According to Media Metrix, Inc., our web site received more visits during July 1999 than any other online retailer focusing exclusively on sporting goods. Fogdog.com features a collection of specialty shops, including soccer, baseball, golf, outdoors, fan/memorabilia and other popular categories, organized to appeal to a broad base of customers from the avid enthusiast to the occasional participant. We provide information and analysis authored by our own experts, helpful shopping services, innovative merchandising and an emphasis on customer service to help customers make more educated purchasing decisions. We offer customers the convenience and flexibility of shopping 24 hours a day, seven days a week, which makes fogdog.com the "anytime, anywhere, sports store." We intend to establish Fogdog as the first global brand for retail sporting goods, and in the process build consumer trust, confidence and loyalty.

Industry Overview

   Electronic Commerce. The Internet is an increasingly significant medium for communication, information exchange and commerce. Forrester Research estimates that online purchases by U.S. consumers will grow from approximately $20 billion in 1999 to $184 billion by 2004, representing a compound annual growth rate of 56%. International Data Corporation estimates that the number of total online purchasers will grow from approximately 31 million in 1998 to 183 million in 2003, representing a compound annual growth rate of 43%. Forrester Research projects that U.S. consumers will purchase $4.2 billion of sporting goods online in 2004. We believe that growth in Internet usage is being fueled primarily by easier and cheaper access to the Internet and improvements in network security, infrastructure and bandwidth. We believe that these trends are also helping to fuel the growth and consumer acceptance of online commerce.

   The Internet provides a number of advantages for online retailers. Because online retailers are not constrained by shelf space or catalog page limitations, they are able to "display" a larger number of products at a lower cost than traditional store-based or catalog retailers. In addition, online retailers can more easily and frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online retailers also benefit from the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers also can more easily obtain demographic and behavioral data about customers, increasing their opportunities for targeted marketing and personalized services.

   Traditional Sporting Goods Industry. We believe that the sporting goods industry, which includes apparel, equipment and athletic footwear, is large and growing. According to the Sports Business Research Network, total U.S. retail sales of sporting goods were approximately $77 billion in 1998 and have grown at a 6.8% compound annual rate since 1994. Additionally, according to Sports Trend, a trade publication, in 1998 the top five U.S.-based sporting goods specialty retailers, excluding mass merchandisers, accounted for only $6.6 billion of total industry sales, demonstrating the highly fragmented nature of the sporting goods retail market. According to the Sporting Goods Manufacturers Association, the number of people who actively participate in sports, fitness and outdoor activities grew 19% from 68.5 million in 1987 to 81.6 million in 1996. We believe that the sporting goods industry will continue to benefit from the continued growth in participation and interest in sports, recreation, health, fitness and outdoor activities.

   Limitations of the Traditional Sporting Goods Retail Channel. The traditional sporting goods retail channel is fragmented, including mass merchant retailers and discount stores, regional or national chain stores, local specialty shops and mail order catalogers. Mass merchant retailers and discount stores often offer

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attractive pricing. However, they typically offer only a limited selection of each brand's products and lack trained, knowledgeable sales people. Local and regional chain stores often have a broader line of branded products, but lack extensive product knowledge at the individual store level. Specialty stores such as golf and ski shops may offer better customer service, but with higher prices and a narrower selection. Mail order catalogers typically focus on one sport category, and are limited by catalog space constraints in offering either extensive selection or in-depth product information. As a result of these factors, we believe that the traditional retail channel for sporting goods fails to satisfy fully consumers' desire for selection, product information, expert advice, personalized service and convenience.

   We believe that, in addition to failing to fully satisfy the needs of the customer, the traditional sporting goods retail channel presents significant limitations for manufacturers. Traditional sporting goods retailers often do not provide manufacturers global distribution or proper and consistent brand merchandising and allow discounts below minimum advertised price policy. In addition, traditional sporting goods retailers cannot offer manufacturers unlimited shelf space, full product line presentation with high-quality product information and extensive customer service with knowledgeable salespersons. Similarly, traditional retailers offer manufacturers limited flexibility in how a product is sold and presented directly to the consumer.

   Taken together, we believe that these factors serve to make the traditional retail sporting goods experience inefficient and inconvenient for both customers and manufacturers.

The Fogdog Sports Solution

   We have designed our online store to offer an extensive product selection, detailed product information and other value-added services to address the limitations of the traditional sporting goods retail channel for customers and manufacturers. With up to 60,000 distinct stock keeping units representing more than 500 brands, we believe we offer a broader product selection and more sporting goods categories than many of the largest, brick and mortar retailers. Our online store is designed to provide customers with a convenient and enjoyable shopping experience through a collection of specialty shops for popular sporting goods categories. Our exclusive focus on sporting goods and commitment to excellent customer service enable us to effectively address the needs and desires of our customers. In order to further deploy our solution, we have entered into a strategic relationship with Nike which will allow us to offer Nike's generally available product lines, present product information and give us advance availability of selected, newly released Nike products. The key components of our solution include:

   Specialty Shops Featuring Extensive Product Selection. We offer a broad range of product lines in a wide variety of sports in order to make Fogdog Sports a "one-stop-shop." Most of our products, representing 30 different sports, are featured in nine specialty shops and four brand concept shops. This presentation gives manufacturers an opportunity to merchandise their entire product lines and maintain brand identity and pricing. Our specialty shops feature soccer, outdoor, baseball, golf, tennis and racquet sports, football, fan/memorabilia and other categories and provide useful information and expert advice to help customers make product selections. Each shop offers equipment, apparel and accessories designed to appeal to avid enthusiasts and occasional participants. For example, our soccer shop features soccer cleats, protective equipment, balls, uniforms, shorts, tops, cross training shoes, pants, tights, warm-ups, athletic tape, socks, equipment bags and other goods. Because we believe that our customers tend to participate in several sports, a positive shopping experience in one specialty shop may encourage shopping in our other specialty shops.

   Value-Added Shopping Services. We offer helpful services to assist our customers with their purchasing decisions, including:

  . Detailed Product Information, Guides and Comparison Charts. Fogdog.com features extensive information on products, including product descriptions, high-quality product pictures, technical specifications and the intended product use descriptions. Our web site's technology allows the user to zoom in on selected products to view construction, materials and other product details. To further aid consumers in finding the right product for their specific needs, our staff of experts writes product

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     guides which incorporate manufacturers' data and are intended to help consumers learn about various product features, sizing and fit information and other relevant information to know before purchasing. Our experts research the products and summarize the information in easy-to-read comparison charts.

  . Brand Concept Shops. In addition to our specialty shops, we offer brand shops devoted exclusively to selected high-end brands for customers loyal to a particular brand. Created in conjunction with top brand manufacturers, such as Callaway and Moving Comfort, these shops surround the customer with in-depth information, broad selection and the "look and feel" consistent with the manufacturers' product merchandising. These shops are accessible from our home page and from our specialty shops.

  . Advice and Product Recommendations by Recognized Sports Experts. We offer information to help customers select the right product for their sports needs. We have a staff of world-class athletes, notable equipment experts and recognized sports journalists who write product articles for the site, respond to customer emails, answer customer service questions and recommend products as "Fogdog Picks," chosen for their features and value. We also host bulletin board sessions in which our expert staff shares ideas with visitors to our web site.

  . Consumer Reviews. To further enhance the site experience and to increase involvement in our online sporting community, we encourage customers to offer their personal reviews of any product available on the site. Our customers review products on a five-star rating scale. We moderate the reviews for appropriate language and user authenticity. To encourage reviews, recent shoppers at fogdog.com receive a follow-up email generally within three weeks after their purchase, which inquires about the overall shopping experience and asks the customer to submit a review of the purchased products. This email also serves as an opportunity for cross selling of additional related products.

  . My Fogdog. To provide a more personalized shopping experience, we have developed an environment for registered users of the site known as "My Fogdog." Every registered user of fogdog.com is greeted by name on the home page and is offered a link into a customized area focusing on the individual's product interests and buying history. This area includes merchandised items that are specific to that individual's interests, targeted promotions and links to our online order history and tracking system which enables customers to check order status and reorder more easily. Registered My Fogdog users are able to receive product offers that are relevant to their sports preferences, check-out faster with "Express Shopper" which stores shipping and credit card information, gain access to special items and promotions and reorder items easily.

   Convenient Shopping Experience. Our online store provides customers with an easy-to-use web site. Fogdog.com is available 24 hours a day, seven days a week and may be reached from the shopper's home or office. Our online store enables us to deliver a broad selection of products to customers who do not have convenient access to physical stores. Our "Power Search" technology allows customers to locate products more efficiently based on user-defined criteria such as shoe size, gender, product category and manufacturer.

   Commitment to Excellent Customer Service. We emphasize customer service during all phases of the customer's online shopping experience. Our staff includes sports consultants who are hired for their broad knowledge of athletics, sports products and training to assist customers in their purchasing decisions. To ensure that our staff receives ongoing information on product features and functionality, we offer training sessions sponsored by key manufacturers. Our consultants, together with our in-house staff, provide free pre- and post-sales support via both email and toll-free telephone service during extended business hours. Once a customer places an order, that customer can view order-tracking information on our web site or contact our customer service department to obtain the status of the order and, when necessary, resolve order and product questions. Furthermore, our web site contains extensive information for first-time and repeat visitors, including helpful hints in searching for, selecting, ordering and returning our products. If the purchased product does not satisfy the customer, we offer an unconditional, 45-day money-back return policy. If customers are unable to find a product, they can submit a form asking the "Fogdog Search Squad" to find it for them. The Fogdog Search

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Squad are members of our customer service staff who locate and ship hard-to-
find products for customers. This service addresses our customers' desire for a single trusted source for sporting goods.

   Network of Fulfillment Partners. We believe the Fogdog Sports solution simplifies the order fulfillment process in the complex and highly fragmented sporting goods industry. We have developed proprietary technologies and implemented a fulfillment system that utilizes two third-party warehouses, distributors, converted catalogers and direct shipping from select manufacturers to support and secure reliable online retailing. We believe that our distribution network provides us with competitive advantages in offering our customers and partners an efficient and cost-effective order fulfillment solution. The use of this network is transparent to the customer and allows us to effectively manage the distribution process and deliver products to the customer in Fogdog Sports packaging.

Growth Strategy

   The Fogdog Sports vision is to reinvent the sporting goods industry by providing customers with a new value proposition of selection, information and service. Our goal is to be the world's leading sporting goods retailer. Key elements of our growth strategy are to:

   Build Brand Recognition. We intend to establish the Fogdog brand as the first global brand for retail sporting goods and in the process build consumer trust, confidence and loyalty. We believe that through a compelling shopping experience and aggressive advertising and promotional activities, we can continue to build awareness for Fogdog. We are targeting a broad base of customers who are passionate about their sports, from the avid enthusiast to the occasional participant. A compelling site experience reinforces the brand promise that fogdog.com is the "ultimate sports store" and "your anytime, anywhere sports store." We use a combination of traditional and online marketing strategies to maximize our brand recognition:

  . Television, Radio, Print and Outdoor Advertising. We intend to continue to use a mix of traditional media to build awareness for the Fogdog brand, relying primarily on cable and broadcast TV. We plan to focus our TV advertising on high-profile, national cable and broadcast television networks to associate Fogdog Sports with the active sporting lifestyle. In addition, we intend to continue to use radio, print and outdoor advertising to reach potential customers, particularly in markets with high Internet use.

  . Online Advertising. We intend to continue to establish relationships with major online services and Internet shopping portals to target active online sporting goods shoppers. For example, we have entered into a marketing agreement with America Online, and we also have agreements with WebTV Networks, Inc., GO Network, Snap! and Women.com for prominent positioning in their online shopping areas. We advertise on these sites as well as sites of other major online portals, including Excite, HotBot and MSN.com. We also advertise on Yahoo! with over 8,000 Fogdog products available through the Yahoo! shopping area. We intend to continue to maintain high visibility on major web sites and portals.

  . Affiliate Network. We have agreements with numerous web sites which we refer to as "affiliates." We believe our affiliates program is one of the largest among major online retail web sites. Affiliates direct traffic to our web site, and we offer affiliates a commission on resulting sales. We intend to expand our affiliates program to continue to draw customers to our web site.

  . Promotions, Events and Sponsorships. We have a program of sponsoring high profile, local sporting events, such as the Hi-Tec Adventure Racing Series and the Escape from Alcatraz Triathlon. We intend to continue to expand our sponsorship programs in order to build credibility with and recognition by athletes.

   Promote Repeat Purchases. We are focused on promoting customer loyalty and building relationships with our customers to drive repeat sales. To accomplish this strategy, we strive to provide quality customer service seven days per week, ship products promptly and for a low cost and provide an easy-to-shop online retail environment. We also employ technology which targets returning customers and makes specific offers to

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them based on the customers' purchase history, sports preferences and shopping behavior. We intend to continue to build features that will enhance loyalty, provide offerings unique to each individual customer and continually strive to enhance our customer service. In addition, we intend to expand our direct, online marketing by delivering meaningful information and special offers to our customers.

   Expand Specialty Shops. We have created a collection of specialty shops within our online store, and we intend to provide additional shops organized by sport or brand. We anticipate adding five to ten of these specialty shops during the next twelve months, including shops focused on "action sports" such as snowboarding and wakeboarding, hockey, water sports and Nike products. We design these shops to be destination sites for sports enthusiasts by including top branded products, extensive product information and superior customer service. We intend to further enhance our specialty shops by offering the best of a traditional offline specialty shop in service and information along with the best product selection for all sports across top brands.

   Maximize Product Selection and Fulfillment Capabilities. We intend to employ a three-part strategy so that we can sell and deliver the broadest possible array of top branded products to our customers. We believe that our focus on product availability and use of multiple fulfillment partners and channels will enable us to increase our margins while serving a rapidly expanding customer base. Our strategy is to:

  . Expand Fulfillment Network. We plan to augment our network of partners that manage inventory, shipping, warehousing and general purchasing, as well as our relationships with manufacturers that ship directly to customers. We believe the strength of our fulfillment network provides a competitive advantage by increasing product availability without exposing us to all of the inventory risk of a traditional retailer.

  . Extend Brand Relationships. We currently buy products directly from numerous sporting goods manufacturers with well-known consumer brands. We intend to continue to develop relationships with top brand manufacturers to secure the highest level of premium product inventory available. We also plan to continuously improve our relationships and the efficiency of our interactions with these key vendors by incorporating brand and product information into our site, and by featuring certain brands within brand concept shops. Our strategic relationship with Nike will give us access to all Nike brands including Jordan, Bauer, Nike ACG, Nike Golf and Nike Team Sports.

  . Augment Distribution Technology and Expertise. We have developed a broad range of technologies to integrate our web site and other systems directly with the systems of our fulfillment partners. We plan to leverage and expand our technical expertise to increase this integration. We also have built and will continue to enhance a team devoted to executing our warehousing, inventory management, buying and merchandising activities to ensure superior product selection.

   Enhance and Form Strategic Relationships. We have strategic relationships with Nike, America Online and Keystone Fulfillment. We intend to leverage our strategic relationships in order to provide us with competitive advantages in merchandising, marketing and distributing our products. For example, we believe our strategic relationship with Nike will allow us to offer the broadest possible product selection of the leading sporting goods brand. Under the agreement, we will have access to Nike's generally available product lines and advance product availability for selected, newly released products. In addition, we intend to leverage our relationships with major online services and Internet shopping portals such as AOL to provide us with key positioning in online sporting goods shopping areas. We intend to augment our distribution capabilities through agreements with third parties, such as our agreement with Keystone Fulfillment, which provides outsourced inventory management, warehousing and shipping services. We intend to continue to pursue strategic relationships that allow us to further develop our business.

   Expand Internationally. Although to date we have focused on the United States, we believe that growth in sales of sporting goods outside of the United States will represent additional market opportunities for us.
To take advantage of these opportunities, we intend to replicate our business model and build our brand name

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in selected international markets with appropriate demographics and market characteristics. For example, we have opened an office in London to serve as a launching point for our European operations.

The Fogdog Sports Store

   We designed our online retail store to be a destination site for sports enthusiasts from the avid enthusiast to the occasional participant. We believe our online store is well organized, attractive and easy to use, and offers customers an enjoyable shopping experience. The look and feel of our web site is action-oriented, and navigation is user-friendly and consistent throughout. All of our product pages are "three clicks" from our home page, allowing customers to find and purchase products easily. A consumer shopping on our web site can, in addition to ordering products, browse the different specialty shops, conduct targeted searches by product or brand, view recommended products, participate in promotions and check order status.

Specialty Shops

   We categorize many of our products into different specialty shops, including soccer, baseball, golf, outdoor, and others. Within each shop, products are organized by brand, such as Nike and Callaway, by department, such as footwear, apparel and equipment, and by our recommendations, which we call "bestsellers" and "Fogdog Picks." Each shop has helpful product information and many feature tips from a site expert with extensive knowledge about the right gear for specific sports. The following is a summary of our current specialty shops:

   Soccer. We offer an extensive selection of soccer footwear, apparel, and equipment, with key brands such as adidas, Kappa, Nike, Puma and Umbro. Our soccer shop includes a Power Search feature, which allows customers to search all soccer products for available in-stock merchandise in their size. Our on-site expert provides advice on soccer cleat selection and evaluates equipment. The soccer shop features a technology report with information on the way different manufacturers design their cleats, along with a special section on "What the Pros Wear," where customers can click directly to purchase products worn by professional athletes.

   Outdoor. The outdoor shop features an extensive selection of products for hiking, climbing, mountaineering and other outdoor activities from manufacturers such as Hi-Tec, Kelty, Nike ACG, The North Face and Sierra Designs. Our outdoor shop expert provides helpful information in areas such as camping and back packing, as well as detailed product reviews. We also feature a bulletin board service where customers can post questions about products and sports activities. We offer an extensive product information resource online, with comparison charts for items such as backpacks, tents and sleeping bags.

   Baseball. We believe that we offer the largest selection of baseball equipment available on the Internet. We also provide a comprehensive selection of apparel and footwear, including such key brands as Easton, Louisville Slugger, Mizuno, Nike, Rawlings and Wilson. In our baseball shop, customers can use a bat configurator that takes input on the individual's height, weight and league type and chooses an appropriate selection of product. This shop will have regular equipment reviews by our staff journalists.

   Golf. The golf shop offers golf equipment, apparel and footwear including brands such as Adams, Callaway, Nike Golf, Orlimar, Spalding and Taylor Made. This shop features a Callaway brand golf shop, with information on how to select Callaway clubs, what they are made of and how they are designed. We worked closely with Callaway to develop the content of this area and the shop offers the entire line of Callaway products. The golf shop also includes an area called "What's in the Bag," which shows what professional golfers carry on the course.

   Tennis & Racquet Sports. The tennis and racquet shop includes a wide selection of tennis equipment, footwear and apparel from top manufacturers such as Head, Penn, Pro Kennex and Wilson. The tennis racquet shop also offers a racquet configurator which gives customers the ability to customize their racquets with their desired grip, string and stringing tension, which generally ship the same day the order is placed.


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   Football. The football shop serves a range of players from the recreational, weekend participant to the serious league player. We offer the merchandise necessary to outfit a player and/or team including pads, helmets, guards and braces, from leading manufacturers such as Bike, Nike, Pony, Rawlings and Wilson.

   Fan/Memorabilia. Our fan/memorabilia shop is designed to outfit fans with apparel and souvenirs from their favorite teams and players. We help fans of a specific league, player or team find the products that support their teams. The shop includes products licensed from NCAA collegiate athletics, the National Football League, Major League Baseball, the National Basketball Association, the National Hockey League, Major League Soccer and international soccer teams. The shop also carries vintage era replicas and other related sports memorabilia such as autographed photos.

   Fitness & Health. Our fitness and health shop is an extensive collection of products and content associated with general fitness. Our fitness shop offers Avia, Champion, Fitness Quest, Harbinger, Hind and Moving Comfort. The shop features advice on exercise, apparel selection and nutrition tips.

   Team. We believe that Fogdog Sports is the first and currently the only online retailer to offer custom uniforms and volume discounts for teams. Our team sales shop enables the team buyer to design custom uniforms and place the entire order online. We feature a large in-stock selection of uniforms, and we are able to ship most orders the same day, with a five to seven day turnaround for custom orders as compared to three to four weeks for most traditional team dealers.

Shopping At Our Store

   Customers navigate our online store through our simple, intuitive and easy-to-use web site. Our goal is to make the shopping process as easy as possible for customers. Users accessing our online store generally fall into two categories: individuals who want to purchase a particular product immediately in a highly convenient manner, and individuals who browse the store, seeking an entertaining and informative shopping experience. We designed our online store to satisfy both types of users in a simple, intuitive fashion.

   Browsing and Comparing. Our web site offers visitors a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed specialty shop names, the consumer moves directly to the home page of the desired shop and can quickly view promotions and featured products. On our web site customers can find detailed product information, including expert reviews of a product, how to use the product and how to care for it. Customers can use a quick keyword search or search by brand in order to locate a specific product. They can also execute more sophisticated searches based on pre-selected criteria depending upon the department. In addition, customers can browse our online store by linking to specially designed pages dedicated to products from key national and specialty brands. We provide product information in tabular form across brands and stock keeping units for easy comparison of features and benefits.

   Customization and Personalization. We use configurators which we call the "Fogdog Fetch" to identify merchandise unique to a customer's sport requirements and interests. We also cross-sell merchandise to customers based on what they have identified as their sport preferences in My Fogdog, what they have added to their shopping basket during the checkout process and what they have purchased. Our Fogdog Power Search tool also enables customers to search for products in some of our shops based on size and brand preferences.

   Selecting a Product and Checking Out. To purchase products, customers simply click on the "add to basket" button to add products to their virtual shopping cart. Customers can add and subtract products from their shopping cart as they browse around our store prior to making a final purchase decision, just as in a traditional store. Our web site is updated through the direct uploading of supply information from distributors to remove products that are out of stock. To execute orders, customers click on the "checkout" button and, depending upon whether the customer has previously shopped with us, are prompted to supply shipping details online. We also offer customers a variety of shipping options during the checkout process. Prior to finalizing an order by clicking the "submit order" button, customers are shown their total charges along with the various options chosen at which point customers still have the ability to change their order or cancel it entirely.

   Paying. To pay for orders, a customer must use a gift certificate or credit card, which is authorized during the checkout process, but which is charged when the product is shipped. Our web site uses a security technology that works with the most common Internet browsers. Our system automatically confirms receipt of each order via email within minutes and notifies the customer when the order is shipped, typically within one to two business days for in-stock items. We also offer our customers an unconditional, 45-day money-back return policy. Repeat customers can use an "Express Checkout" feature in which customer data and payment information is automatically entered into our system.

   Getting Help. From every page of our web site, a customer can click on a "help" button to go to our customer service area. The customer service area of our web site contains extensive information for first-time and repeat visitors. In this area, we assist customers in searching for, shopping for, ordering and returning our products as well as provide information on our low price guarantee, shipping charges and other policies. In addition, we provide customers with answers to the most frequently asked questions and encourage our visitors to send us feedback and suggestions via email. Furthermore, customer service agents are available to answer questions about products and the shopping process during extended business hours via our toll-free number, which is displayed in the customer service area of our web site.

   Promotional Area. Through our promotional area, which is located on the Fogdog Sports home page, we offer products that tie into recent sporting events or seasonal themes. For example, we offered soccer jerseys and equipment following the Women's World Cup, golf equipment and apparel to tie into the U.S. Open, and backpacks in time for back to school. Customers can also purchase gift certificates from us in any denomination. We keep each customer's gift certificate balance on record on the site.

Marketing

   We have implemented an aggressive advertising and marketing campaign to increase awareness of the Fogdog brand. We plan to acquire new customers through multiple channels, including traditional and online advertising, direct marketing and expansion and strengthening of our strategic relationships. We intend to use a significant portion of the net proceeds from this offering to continue to pursue advertising and marketing campaigns. Our marketing strategy is designed to:

  .  build global brand recognition;

  . differentiate and build a unique positioning for Fogdog Sports in the marketplace;

  .  increase consumer traffic to our web site;

  .  acquire new customers;

  .  build strong customer loyalty;

  .  emphasize a one-on-one relationship with our customers;

  .  maximize repeat purchases; and

  .  develop additional ways to increase our net sales.

   Positioning and Branding Strategy. We aggressively seek to brand the Fogdog online experience at every customer touch point, including advertising, promotions, site experience, packaging and delivery. We seek to position Fogdog Sports as the trusted online sports store built for people who "live to play sports" with a selection of top brands, information and expertise. We target a broad range of customers in active lifestyle households. Our primary demographic focus is on active sports participants, male and female.

   Advertising Mix. To build brand awareness, the primary elements of our marketing mix include cable and network television, broad reach online services, such as AOL, and Web shopping portals. We also employ targeted radio, print and outdoor media campaigns in specific markets during key sporting goods shopping seasons. We believe that through a sustained national TV campaign, we can drive consistent growth in awareness, and reach a broad audience of active sports participants with high-impact creative advertising. Our TV media plan includes advertising during major cable and network sports programming and events. We have also secured agreements with leading shopping portals, with positioning in sporting goods shopping areas. For example, under our agreement with AOL, we are a "Shopping Anchor" in two of the four AOL sports shopping areas. We also have agreements with WebTV, GO Network, Snap! and Women.com for prominent positioning in their online shopping areas. In addition, we advertise on Yahoo! with over 8,000 Fogdog products available through the Yahoo! shopping area.

   Under our contracts with Internet portals and online service providers, we typically pay a fixed dollar amount in exchange for placement of an enlarged icon in high traffic areas of their sites. These agreements are generally for a fixed term of one to two years. For example, under our agreement with AOL, we have an "anchor" position providing prominent placement in the camping and outdoor fitness and sports sections of AOL Shopping for the next two years. AOL guarantees a minimum number of user impressions of our material through AOL's online service or AOL.com.

   Affiliate Network. We believe we maintain one of the leading affiliate programs on the Web, extending the reach of our brand and drawing customers from a variety of sports and general content sites. This program provides a low-cost means of acquiring customers by providing a sales commission of between 10% and 20% to affiliate partners.

   Promotions, Events and Sponsorships. We sponsor multiple events to build credibility with and recognition by athletes and sports enthusiasts, including the Hi-Tec Adventure Racing Series, an extreme type of triathlon, Let it Fly Football, a football program that has attracted more than 50,000 participants and triathlons such as the recent Escape from Alcatraz triathlon in San Francisco. Promotions on the site, such as a free gym bag with purchase and the chance to win a Volkswagen Jetta loaded with sports gear, are designed to encourage consumers to try our service. We have also offered sports-related sweepstakes to win baseball gloves, soccer gear, adventure trips and trips to baseball spring training.

   Loyalty, Retention and Personalization. We believe that we are building a loyal base of customers through a total shopping experience which emphasizes customer service and marketing incentive programs. For example, we communicate with prospective customers through email campaigns and with customers through follow-up emails. In addition, through My Fogdog, we collect relevant information from registered customers that allow us to market more specifically to each customer's interest. Each registered member of My Fogdog has access to special product offerings, promotions and targeted offers, which we believe helps build loyalty.

Distribution Strategy and Operations

   Our strategy for delivering our products to our customers is to focus on obtaining products through authorized distribution channels while maximizing customer selection and product availability. Inventory available to us is either reserved for our customers, shared with other partners or purchased for our account. Our shared and reserved inventory partners include distributors, manufacturers and catalogers who purchase and inventory products and then make products available for sale on our web site. These partners ship products directly to our customers from these partners using our packaging and shipping materials, so that customers only interact with the Fogdog brand throughout the order and delivery process. Our purchased inventory is held at two third-party distribution centers for processing, packaging and shipment to customers. The shipment of products directly from our distributors, manufacturers and catalogers to our customers reduces the level of inventory we are required to carry. We generally handle merchandise returns ourselves. We are currently evaluating various alternatives to expand the capacity of our distribution system.

   We use technology to optimize the exchange of information between Fogdog, our third party distribution centers and our distribution partners, so that we can properly set customer expectations about product availability and delivery dates. Our distribution, engineering and logistics teams work with our partners and third-party warehouses to manage and monitor order accuracy, fulfillment rate, shipment speed, and overall delivery reliability and timeliness. We measure performance through daily reports, frequent on-site visits with partners and our warehouses and quarterly reviews. The following diagram illustrates our distribution system:

[DIAGRAM OF OUR DISTRIBUTION STRUCTURE SHOWING A BOX LABELED "WWW.FOGDOG.COM," OVER A BOX LABELED "FULFILLER MANAGEMENT SYSTEMS (FMS)" OVER THREE ARROWS, ONE OF WHICH IS LABELED ORDERS AND POINTS DOWN, ONE OF WHICH IS LABELED INVENTORY AND POINTS UP AND ONE OF WHICH IS LABELED ORDER STATUS AND POINTS UP, ALL THREE OF WHICH ARROWS ARE OVER A BOX LABELED FULFILLMENT PARTNERS, WHICH BOX IS OVER FOUR SIDE BY SIDE BOXES LABELED "FOGDOG WAREHOUSE," "DISTRIBUTORS," "DIRECT SHIP" AND "SEARCH SQUAD."]

Merchandising

   Merchandising. Our merchandising strategy is to provide a broad assortment of quality equipment, athletic footwear and apparel at prices that meet those of leading sporting goods retailers. Our web site, particularly in our specialty and brand shops, offers a core selection of brand name merchandise complemented by a selection of accessories and related products designed to enable enthusiasts to have a quality shopping experience. Our leading product category is sporting equipment, followed by apparel and athletic footwear. No single product category accounts for more than 50% of sales.

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

   Brand Name Merchandise. We emphasize quality brand name merchandise. We believe that the breadth of our brand name merchandise selection generally exceeds the merchandise selection carried by traditional, store-based competitors. Many of these branded products are technical and our customers benefit from extensive product information and sales assistance. We work with manufacturers to obtain product information and educate the sports consultants we keep on staff on the latest features and trends.

   Strategic Relationship with Nike. We expect that our relationship with Nike will provide us with an extensive selection of high quality branded products. Under the terms of our agreement, subject to agreed upon exceptions, Nike will not sell its products to any other "Internet only" account through March 2000. In addition, we will have access to all of Nike's generally available product lines, including Jordan, Bauer, Nike ACG, Nike Golf and Nike Team Sports. Our agreement also allows us advance availability and return rights for selected products. Under the agreement, Nike and its affiliates are not legally obligated to sell us any quantity of product or deliver on any particular schedule.

   Purchasing. Our merchandising manager and merchandise buyers analyze current sporting goods trends by maintaining close relationships with our manufacturers, monitoring sales at competing stores, studying specialized data about traffic to our web site and reviewing industry trade publications.

Customer Service

   We believe that a high level of customer service and support is critical to retaining and expanding our customer base. First, our web site is designed to help answer many questions customers might have in selecting products. Our customer service representatives are available seven days a week to provide assistance via email or telephone. We strive to answer all customer inquiries within 24 hours. Sports consultants on our customer service team are hired for their extensive knowledge and background in athletics and sporting goods. Their backgrounds include experience as athletes, coaches and working for sporting goods manufacturers and retailers. The combination of specific sport and category understanding, knowledge of products and their use, and technical capabilities enable them to guide our customers in making an informed product selection. Our sports consultants also handle questions about orders, assist customers in finding desired products and register customers' credit card information over the telephone. We generally allow returns for any reason within 45 days of the sale for a full refund. Further, if a customer cannot find a product on our site, we provide the Fogdog Search Squad, which helps locate products primarily through our existing distribution channels. Our web site also contains a customer service page that outlines store policies and provides answers to frequently asked questions.

Technology

   We have implemented a broad array of web site management, search, customer interaction, distribution services and systems that we use to process customers' orders and payments. These services and systems use a combination of our own technologies and commercially available, licensed technologies and are designed to be easily expanded to grow with our business. The systems that we use to process customers' orders and payments are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing specialized software for our business. We use a set of applications for:

  .  generating and running our web site;

  .  managing product data, including product details, inventory and pricing;

  .  accepting and validating customer orders;

  .  organizing, placing and managing orders with suppliers and partners; and

  .  capturing and analyzing customer information and trends.

   Our systems are based on commercially available software and industry standard protocols and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our system hardware is hosted at a third-party data center in Mountain View, California, which provides redundant communications

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

lines and emergency power backup. We have implemented load balancing systems and our own redundant servers to provide for fault tolerance. System security is managed by both internal staff as well as by security staff at our third-party data center.

Government Regulation

   We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing or electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal information regarding our users to third parties and we currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in Web usage and reduce the demand for our products and services or require us to redesign our web site.

   We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Competition

   The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. Our primary competitors are currently traditional national chain retailers of sporting goods, including Venator Group, which operates Footlocker stores and Champs, national chain retailers of outdoor equipment, such as REI, and national chain retailers of athletic footwear, such as Just For Feet. We also compete against traditional regional chain retailers of sporting goods, such as The Sports Authority, Dick's Sporting Goods and Galyan's. Our competitors also include major discount retailers, such as Wal-Mart, Kmart and Target, catalog retailers and numerous local sporting goods or outdoor activities stores. In addition to traditional store-based retailers, we compete with numerous online retailers. Online retailers that we compete with include the online efforts of traditional retailers such as Dick's, Copeland's and REI and manufacturers of sporting goods that currently sell some of their products directly online, such as K-Swiss and Patagonia. A number of major, store-based retailers have also announced the formation of an online joint venture which we expect to compete with in the future. In addition, we compete against Internet portal sites and online service providers that either offer or feature shopping services, such as AOL, Yahoo!, Excite@Home, GO Network and Lycos. We also compete against other online retailers that include sporting goods as part of their product lines, such as Buy.com, Onsale and Value America. In addition, sports-oriented web sites such as ESPN.com and CBS Sportsline offer sporting goods and fan memorabilia over the Web, and we expect greater competition from these web sites in the future. Finally, we compete with other retailers selling sporting goods exclusively online, many of which sell products in only one or a few sports categories.

   We believe that we compete primarily on the basis of recognition of the brands we offer on our web site, the breadth of our product offerings, the amount of product information provided to customers, convenience of the shopping experience and price. Particularly with online retailers, we compete on the basis of speed and

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

accessibility of our web site, quality of site content, customer service and reliability and speed of order shipment. Although we believe we compete favorably with both traditional, store-based retailers and our online competitors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

   Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and more traffic to their web sites. In addition, many of our competitors have well-established relationships with manufacturers and more extensive knowledge about our industry. It is possible that new competitors or alliances among competitors will emerge in the future.

Legal Proceedings

   From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

Intellectual Property

   We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in services and technology. These include confidentiality, invention assignment and nondisclosure agreements with employees, contractors, suppliers and strategic partners. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our intellectual property without our authorization. In addition, we pursue the registration of our trademarks and service marks in the U.S. and internationally. However, effective intellectual property protection may not be available in every country in which our services are made available online. Our trademarks and service marks include Fogdog, Fogdog with the accompanying design and the Fogdog logo.

   We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

   We do not believe that our technologies infringe the proprietary rights of third parties. However, third parties have in the past and may in the future claim that our business or technologies infringe their rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim of infringement against us could have a material adverse effect upon our business, results of operations and financial condition.

Employees

   As of June 30, 1999, we had 70 full-time employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

Facilities

   Our corporate offices are located in Redwood City, California, where we lease 32,000 square feet under a lease that expires in July 2004. We believe our existing facilities are adequate to meet our needs for at least the next 12 months.

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

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   The following table sets forth certain information regarding our executive officers, directors and key employees as of September 20, 1999:

Name                           Age Position
----                           --- --------
Executive Officers and
 Directors
Timothy P. Harrington......... 42  Chief Executive Officer and Director
Timothy J. Joyce.............. 43  President
Marcy E. von Lossberg......... 30  Chief Financial Officer
Brett M. Allsop............... 28  President, International Division, and
                                   Chairman of the Board
Robert S. Chea................ 28  Vice President, Engineering
Thomas E. Clarke.............. 48  Director
Frederick M. Gibbons.......... 49  Director
Peter J. Huff................. 29  Director
Robert R. Maxfield............ 57  Director
Warren J. Packard............. 32  Director
Ralph O. Parks................ 53  Director
Ray A. Rothrock............... 44  Director
Lloyd D. Ruth................. 52  Director

Key Employees
Ronald L. Berry............... 50  Vice President, General Merchandising
Andrew Y. Chen................ 27  Vice President, Team Sports
Mark G. Loncar................ 36  Vice President, Executive Producer
John P. McGovern.............. 41  General Counsel
Thomas G. Romary.............. 33  Vice President, Marketing
                                   Executive Vice President, Strategic
Robin R. Smith................ 52  Development
Phillip A. Winters............ 43  Vice President, Business Development

   Timothy P. Harrington. Mr. Harrington joined Fogdog Sports in June 1998 as President, Chief Operating Officer and a director. In January 1999 he became Chief Executive Officer and ceased serving as Chief Operating Officer. Prior to joining Fogdog Sports, from March 1997 to April 1998, Mr. Harrington served as General Manager of GolfWeb, Inc., a golf information and e-commerce web site. From June 1996 to December 1996, Mr. Harrington served as the Director of National Accounts for Cobra Golf, Inc., a manufacturer of golf equipment. Prior to working with Cobra Golf, Inc., from June 1979 to June 1996, Mr. Harrington served in various financial management positions with International Business Machines Corporation, a computer systems corporation, including Chief Operating Officer for International Business Machines' education division. Mr. Harrington was a Sloan Fellow at Stanford University's Graduate School of Business. Mr. Harrington holds a B.B.A. in accounting from Siena College and an M.S. in business management from Stanford University's Graduate School of Business.

   Timothy J. Joyce. Mr. Joyce joined Fogdog Sports in August 1999 as President. Prior to joining Fogdog Sports, from April 1980 to August 1999, Mr. Joyce held various positions at Nike, Inc., an athletic apparel and footwear manufacturer, serving as Divisional Vice President for Global Sales from February 1997 to August 1999, Director of European Sales from August 1994 to February 1997, Director of USA Footwear Sales from May 1990 to August 1994 and Regional Sales Manager from March 1987 to May 1990. Mr. Joyce holds both a B.A. and an M.S. in sports administration from Ohio University.

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

   Marcy E. von Lossberg. Ms. von Lossberg joined Fogdog Sports in January 1995 as Chief Financial Officer. Prior to joining Fogdog Sports, from April 1993 to December 1994, Ms. von Lossberg served as a Senior Business Planner for Walt Disney Studios, an entertainment and media company. From June 1991 to March 1993, Ms von Lossberg served as a financial analyst for BT Securities, a financial services company. Ms. von Lossberg holds a B.A. in economics and political science from Stanford University.

   Brett M. Allsop. Mr. Allsop is a co-founder of Fogdog Sports, and he has served as Chairman of the Board of Directors and President of the International Division of Fogdog Sports since January 1999. From June 1998 to January 1999 Mr. Allsop served as our Chief Executive Officer. From October 1994 to June 1998 Mr. Allsop served as our President. Mr. Allsop holds a B.A. engineering degree in values, technology, science and society from Stanford University.

   Robert S. Chea. Mr. Chea is a co-founder of Fogdog Sports and has served as Vice President of Engineering since October 1994. Prior to joining Fogdog Sports, from January 1994 to September 1994, Mr. Chea served as an engineer at Award Software International, Inc., a firmware software vendor. Mr. Chea holds a B.S. in electrical engineering from Stanford University.

   Thomas E. Clarke. Dr. Clarke has served as a director of Fogdog Sports since September 1999. Dr. Clarke joined Nike, Inc. in 1980, and was elected President and Chief Operating Officer of Nike in 1994. Dr. Clarke has held various positions with Nike, primarily in research, design, development and marketing. He was appointed divisional vice president in charge of marketing in 1987. He was elected corporate Vice President in 1989 and appointed General Manager in 1990. Dr. Clarke holds a Doctorate degree in biomechanics from Pennsylvania State University. He currently serves as a director of Nike.

   Frederick M. Gibbons. Mr. Gibbons has served as a director of Fogdog Sports since April 1996. Since January 1995, Mr. Gibbons has been a lecturer in business management at Stanford University's Graduate School of Engineering. From September 1980 to April 1994, Mr. Gibbons served as the Chief Executive Officer of Software Publishing Corporation, a personal computer productivity software company that he founded in 1981. Mr. Gibbons holds both a B.S. in electrical engineering and a M.S. in computer science from the University of Michigan and an M.B.A. from the Harvard Business School.

   Peter J. Huff. Mr. Huff has served as a director of Fogdog Sports since August 1999. Mr. Huff joined J.H. Whitney and Co., a private venture capital firm, in September 1997 and now serves as Managing Director of Whitney Internet Venture Investing. Mr. Huff is also currently a General Partner and Co-Founder of Triad Media Ventures, a private venture capital firm. From May 1993 to September 1997, Mr. Huff was a management consultant with McKinsey and Company, Inc. From June 1992 to June 1993, Mr. Huff served as a Fulbright Fellow at the National University of Singapore. He currently serves as a director of Brooks, Business Data Services, ExpertCentral.com and other private companies. Mr. Huff received a B.A. from Southern Methodist University and an M.B.A. from Stanford University's Graduate School of Business.

   Robert R. Maxfield. Mr. Maxfield has served as a director of Fogdog Sports since September 1996. Since January 1989, Mr. Maxfield has served as a professional consultant and has invested in private start-up and emerging growth companies. From March 1989 to September 1992, Mr. Maxfield was a venture partner with Kleiner Perkins Caufield & Byers, a venture capital firm. From June 1969 to November 1988 Mr. Maxfield served as an Executive Vice President of ROLM Corporation, a telecommunications and computer equipment company which he co-founded. Mr. Maxfield was a director of ROLM Corporation from June 1980 to November 1984. Mr. Maxfield also serves on the board of directors of Echelon Corporation, a public company. Mr. Maxfield holds both a B.A. and a B.S. in electrical engineering from Rice University and an M.S. and a Ph.D. in electrical engineering from Stanford University.

   Warren J. Packard. Mr. Packard has served as a director of Fogdog Sports since June 1999. Since June 1997, Mr. Packard has been a venture capitalist with Draper Fisher Jurvetson, a venture capital firm. Prior to joining Draper Fisher Jurvetson, from January 1996 until June 1997, Mr. Packard was Vice President of Business Development of Angara Database Systems, a main-memory database technology company which he founded. From June 1996 to January 1997, Mr. Packard was an Associate at Institutional Venture Partners, a venture capital firm, investing in early-stage technology companies. From August 1991 to August 1995,

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

Mr. Packard served as a Senior Principal Engineer in the New Business and Advanced Product Development Group at Baxter International. He currently serves as a director of Chili!Soft, Inc., Corvia Networks, Inc., Digital Impact, Inc., DigitalWork, Inc., Direct Hit Technologies, Inc., Eclipse International and Best Offer.Com, Inc. Mr. Packard holds a B.S. and M.S. in Mechanical Engineering from Stanford University and an M.B.A. from Stanford University's Graduate School of Business.

   Ralph O. Parks. Mr. Parks has served as a director of Fogdog Sports since September 1999. Mr. Parks served as President of Footaction USA, a footwear retailer, from 1991 to 1999 and as Footaction's Executive Vice President and Chief Operating Officer from 1987 to 1991.

   Ray A. Rothrock. Mr. Rothrock has served as a director of Fogdog Sports since March 1999. Mr. Rothrock serves as a General Partner of Venrock Associates, a venture capital firm. Mr. Rothrock also serves on the boards of directors of Check Point Software Technologies Ltd., USinternetworking, Inc. and several private companies, including Appliant, General Bandwidth, PrintNation.com, QPass, Reciprocal, Simba Technology, Shym Technology, Space.com and Versity.com. Mr. Rothrock holds a B.S. in nuclear engineering from Texas A&M University, an M.S. in nuclear engineering from the Massachusetts Institute of Technology and an M.B.A. with distinction from the Harvard Business School.

   Lloyd D. "Chip" Ruth. Mr. Ruth has served as a director of Fogdog Sports since March 1999. Since January 1987, Mr. Ruth has served as a Partner of Marquette Venture Partners, a venture capital firm that he co-founded. Mr. Ruth holds a B.S. in industrial engineering from Cornell University, an M.S. in computer science from the Naval Postgraduate School in Monterey and an M.B.A. from Stanford University's Graduate School of Business.

   Ronald L. Berry. Mr. Berry joined Fogdog Sports in July 1999 as our Vice President of General Merchandising. Prior to joining Fogdog Sports, from April 1996 to May 1998, Mr. Berry served as Vice President, Division Merchandising Manager for Footlocker U.S.A., an athletic footwear and apparel company. From February 1992 to March 1996, Mr. Berry served as the General Merchandising Manager of Footlocker Europe.

   Andrew Y. Chen. Mr. Chen is a co-founder of Fogdog Sports. From October 1994 to June 1996, he served as our Director of Technical Development. From June 1996 until August 1998, he served as our Vice President of Production. In August 1998, he became the Vice President of Quality Control and in January 1999 was appointed Vice President of Team Sales.

   Mark G. Loncar. Mr. Loncar joined Fogdog Sports in August 1998 as our Vice President and Executive Producer. Prior to joining Fogdog Sports, from June 1992 to August 1998, Mr. Loncar was a partner with the CKS Group, a marketing, communications and design company. Prior to June 1992, Mr. Loncar served as a Vice President and Director of Worldwide Technology with BBDO advertising.

   John P. McGovern. Mr. McGovern joined Fogdog Sports in March 1999 as our General Counsel. Prior to joining Fogdog Sports, from December 1984 to March 1999, Mr. McGovern was an attorney in private practice, focusing on business and employment law. Mr. McGovern holds a B.A. in economics and philosophy from the University of California at San Diego and a J.D. from Martin Luther King, Jr. Hall at the University of California at Davis.

   Thomas G. Romary. Mr. Romary joined Fogdog Sports in July 1998 as our Vice President of Marketing. Prior to joining Fogdog Sports, from June 1997 to June 1998, Mr. Romary served as the Director of Marketing of GolfWeb, Inc., a golf information and e-commerce web site. From May 1995 to May 1997, Mr. Romary served in various marketing positions with Creative Wonders, an educational software company, including Product Manager, Group Product Manager and Director of Channel Marketing. From August 1992 to May 1995, Mr. Romary served in brand management for General Mills, a consumer goods corporation. Mr. Romary holds a B.S. in engineering from Duke University and an M.B.A. from the Harvard Business School.

   Robin R. Smith. Mr. Smith joined Fogdog Sports in July 1996 as Vice President of Sales and Marketing and has served as our Executive Vice President of Strategic Business Development since April 1999. Prior to joining Fogdog Sports, from February 1989 to October 1995, Mr. Smith served as Vice President and General Manager of Mizuno Sports, Inc., a manufacturer of sporting goods footwear, apparel and equipment. From 1983 to 1988, Mr. Smith held several senior positions with Avia Athletic Footwear, including Vice President of Marketing for Avia and Vice President and General Manager for the Donner Mountain division. Mr. Smith holds a B.A. in economics from Occidental College and an M.B.A. in Marketing and Finance from the Wharton School at the University of Pennsylvania.

   Phillip A. Winters. Mr. Winters joined Fogdog Sports in January 1999 as Director of Business Development and has served as our Vice President of Business Development since April 1999. Prior to joining Fogdog Sports, from June 1978 to December 1998, Mr. Winters served in United States Naval Aviation in positions including global logistics, operations, strategic management, and command of a squadron. Mr. Winters served as a commanding officer from January 1997 to December 1998. Mr. Winters holds a B.S. in engineering from the United States Naval Academy and an M.S. in management from Stanford University's Graduate School of Business.

Board of Directors

   We currently have authorized ten directors. Following this offering, our board will consist of ten directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. Messrs. Maxfield, Gibbons and Huff are Class I directors whose terms will expire in 2000, Messrs. Ruth, Packard, Clarke and Allsop are Class II directors whose terms will expire in 2001 and Messrs. Harrington, Rothrock and Parks are Class III directors whose terms will expire in 2002. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock--Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

   Board Committees

   We have established an audit committee composed of independent directors that reviews and supervises our financial controls, including the selection of our auditors, reviews our books and accounts, meets with our officers regarding our financial controls, acts upon recommendations of our auditors and takes further actions as the audit committee deems necessary to complete an audit of our books and accounts, as well as other matters that may come before it or as directed by the board. The audit committee currently consists of three directors, Messrs. Gibbons, Rothrock and Packard.

   We have also established a compensation committee that reviews and approves the compensation and benefits for our executive officers, administers our stock plans and performs other duties as may from time to time be determined by the board. The compensation committee currently consists of three directors, Messrs. Maxfield, Ruth and Huff.

   Director Compensation

   We currently do not compensate any non-employee member of the board. Directors who are also employees do not receive additional compensation for serving as directors.

   Under the 1999 Stock Incentive Plan, non-employee directors will receive automatic option grants upon becoming directors and on the date of each annual meeting of stockholders. The 1999 Stock Incentive Plan also contains a director fee option grant program. Should this program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of an option with an exercise price below the then fair market value. Non-employee directors will be eligible to receive discretionary option grants and direct stock issuance, under the 1999 Stock Incentive Plan. See "Management--Benefit Plans."

   In August 1999, we granted Mr. Parks an option to purchase 40,000 shares of common stock at an exercise price of $0.88 per share, vesting in annual installments over a four-year period measured from the option grant date.

Compensation Committee Interlocks and Insider Participation

   None of our compensation committee members is an employee of or ever was an employee of Fogdog Sports. Messrs. Huff and Rothrock, who serve on our compensation committee, are affiliated with two of our significant stockholders. See "Transactions and Relationships with Related Parties." None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee.

Executive Officers

   Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships among any of our directors, officers or key employees.

Executive Compensation

   Summary Compensation Table

   The following table sets forth certain information concerning compensation during the year ended December 31, 1998 of our Chief Executive Officer and each of the four other most highly compensated executive officers for the fiscal year ended December 31, 1998, referred to in this prospectus as the named executive officers. In August 1999, Mr. Joyce joined us as our President. Mr. Joyce's annualized salary for 1999 is $280,000. In March 1999, the board of directors approved increases in the annual salaries that we pay our named executive officers. Pursuant to this increase:

  .  Mr. Harrington's annualized salary for 1999 is $170,000;

  .  Ms. von Lossberg's annualized salary for 1999 is $115,000;

  .  Mr. Allsop's annualized salary for 1999 is $135,000; and

  .  Mr. Chea's annualized salary for 1999 is $110,000.

   No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 1998 has resigned or otherwise terminated his or her employment during 1998.

                                                       Long-Term
                                        Annual        Compensation
                                   Compensation(1)       Awards
                                 -------------------- ------------
                          Fiscal                       Securities
Name and Principal         Year                        Underlying   All Other
Position                  Ended  Salary ($) Bonus ($)  Options (#) Compensation
------------------        ------ ---------- --------- ------------ ------------
Timothy P. Harrington
 (2).....................  1998    86,442        --    1,200,000        --
 Chief Executive Officer
Robin R. Smith...........  1998   114,308        --           --        --
 Executive Vice
  President, Strategic
 Development
Marcy E. von Lossberg....  1998    95,517    13,000           --        --
 Chief Financial Officer
Brett M. Allsop..........  1998    86,884        --       50,000        --
 President, International
  Division and former
 Chief Executive Officer
Robert S. Chea...........  1998    78,585        --       50,000        --
 Vice President,
  Engineering

--------
(1) Excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus of each of the named executive officers in 1998.
(2) Mr. Harrington joined us in June 1998. His annualized salary for 1998 was $150,000.

   Option Grants in Fiscal Year 1998

   The following table sets forth certain information with respect to stock options granted to each of our named executive officers in 1998, including the potential realizable value over the term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. No stock appreciation rights were granted during 1998.

                                        Individual Grants
                         ------------------------------------------------
                                                                          Potential Realizable Value at
                                                                              Assumed Annual Rates
                         Number of    Percent of                           of Stock Price Appreciation
                         Securities  Total Options                               for Option Term
                         Underlying     Granted                           at Public Offering Price ($)
                          Options   to Employees in  Exercise  Expiration ------------------------------
Name                      Granted     Fiscal 1998    Price ($)    Date          5%             10%
----                     ---------- --------------- ---------- ---------- -------------- ---------------
Timothy P. Harrington... 1,200,000       41.2%        0.055     06/02/02
Robin R. Smith..........        --         --            --           --              --             --
Marcy E. von Lossberg...        --         --            --           --              --             --
Brett M. Allsop.........    50,000        1.7         0.055     12/31/02
Robert S. Chea..........    50,000        1.7         0.055     12/31/02

   In 1998, we granted options to purchase up to an aggregate of 2,913,000 shares to employees, directors and consultants under our Amended and Restated 1996 Stock Option Plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors. Options granted are immediately exercisable in full, but any shares purchased under these options that are not vested are subject to our right to repurchase the shares at the shares' option exercise price. In general, this repurchase right lapses as to 25% of the shares after one year of service and as to the remaining shares in equal monthly installments over an additional three-year period. However:

  . the options granted to Mr. Harrington and Mr. Allsop vest in 48 equal monthly installments; and

  . 12,500 of the options granted to Mr. Chea vested on January 1, 1999 and the remaining options vest in a series of 36 equal monthly installments beginning on January 1, 1999.

   The potential realizable value is calculated assuming the aggregate exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Commission. We can give no assurance that the actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

   In March 1999, we granted to the following named executive officers, options to purchase up to the following numbers of shares of common stock at an exercise price of $0.22 per share:

  . Mr. Harrington received an option to purchase up to 800,000 shares of common stock;

  . Mr. Smith received an option to purchase up to 60,000 shares of common stock;

  . Ms. von Lossberg received an option to purchase up to 100,000 shares of common stock;

  . Mr. Allsop received an option to purchase up to 50,000 shares of common stock; and

  . Mr. Chea received an option to purchase up to 50,000 shares of common stock.

The options are immediately exercisable, but any shares purchased under these options that are not vested are subject to repurchase by us at the option exercise price. This repurchase right lapses with respect to 25% of the shares covered by each option on March 31, 2000 and lapses with respect to the remaining shares in equal monthly installments over the 36-month period following March 31, 2000. The options expire on March 30, 2004.

   Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

   The following table sets forth information concerning the number and value of shares of common stock underlying the unexercised options held by the named executive officers. No options or stock appreciation rights were exercised during 1998 and no stock appreciation rights were outstanding as of December 31, 1998. The value of unexercised in-the-money options at December 31, 1998 is
calculated on the basis of the assumed initial public offering price of $     ,
less the aggregate exercise price of the options.

                         Number of Securities Underlying         Value of Unexercised
                         Unexercised Options at December        In-the-Money Options at
                                    31, 1998                       December 31, 1998
                         ------------------------------------  -------------------------
Name                      Exercisable         Unexercisable    Exercisable Unexercisable
----                     ------------------  ----------------  ----------- -------------
Timothy P. Harrington...           1,200,000               --                   --
Robin R. Smith..........             572,110               --                   --
Marcy E. von Lossberg...             150,000               --                   --
Brett M. Allsop.........             150,000               --                   --
Robert S. Chea..........             150,000               --                   --

Benefit Plans

   1999 Stock Incentive Plan

   Introduction. Our 1999 Stock Incentive Plan is intended to serve as the successor program to our Amended and Restated 1996 Stock Option Plan. The 1999 plan was adopted by our board in September 1999 and approved by our
stockholders in                   1999. The 1999 plan will become effective
when the underwriting agreement for this offering is signed. At that time, all outstanding options under our existing plan will be transferred to the 1999 plan, and no further option grants will be made under the prior plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 1999 plan.

   Share Reserve.                   shares of our common stock have been
authorized for issuance under the 1999 plan. This share reserve consists of the number of shares we estimate will be carried over from the 1996 plan plus an
additional increase of     shares. The share reserve under our 1999 plan will
automatically increase on the first trading day in January of each year from 2001 through 2005, by an amount equal to 3% of the total number of shares of our common stock outstanding on the last trading day of December in the prior
year, but in no event will this annual increase exceed       shares. In
addition, no participant in our 1999 plan may be granted stock options or
direct stock issuances for more than     shares of common stock in total in any
calendar year.

   Programs. Our 1999 plan has five separate programs:

  . the discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

  . the stock issuance program, under which eligible individuals may be issued shares of our common stock that will vest upon the attainment of performance milestones or upon the completion of a period of service or that are fully vested at issuance as a bonus for past services;

  . the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below market stock option grants;

  . the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

  . the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

   Eligibility. The individuals eligible to participate in our 1999 plan include our officers and other employees, our board members and any consultants that we hire.

   Administration. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program if that program is put into effect for one or more calendar years.

   Plan Features. Our 1999 plan will include the following features:

  . The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

  . The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1996 plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under our 1996 plan have any stock appreciation rights.

   Change in Control. The 1999 plan will include the following change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

  . If we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program that is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

  . The compensation committee will have complete discretion to grant one or more options that will become exercisable for all the option shares if those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 1999 plan may be accelerated upon similar terms and conditions.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  . Some options under our 1996 plan contain vesting acceleration features. Certain of those options, however, contain an additional vesting acceleration feature that will result in the immediate vesting of all or part of those options upon an involuntary termination of the optionee's employment within 18 months following an acquisition in which those options are assumed.

   Salary Investment Option Grant Program. If the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

   Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant for 10,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 2,500 shares of common stock, provided such individual has served on the board for at least six months.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option that are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 10,000-share automatic option grant will vest in a series of four successive annual installments upon the optionee's completion of each year of board service over the four year period measured from the grant date. The shares subject to each annual 2,500-share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

   Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

   Additional Program Features. Our 1999 plan will also have the following features:

  . Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

  . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

  . The board may amend or modify the 1999 plan at any time, subject to any required stockholder approval. The 1999 plan will terminate no later than September 2009.

1999 Employee Stock Purchase Plan

   Introduction. Our 1999 Employee Stock Purchase Plan was adopted by the board
in September 1999 and approved by the stockholders in               1999. The
plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions.

   Share Reserve. 500,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January of each year from 2001 through 2005, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year. In no event will any such annual increase exceed shares.

   Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will start on the date the underwriting agreement for the offering is signed and will end on the last business day in January 2002. The next offering period will start on the first business day in February 2002, and subsequent offering periods will be set by our compensation committee.

   Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of February and August each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

   Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each year. The first purchase date will occur on the last business day of July 2000. In no event, however, may any participant purchase more than 750 shares on any purchase date, and not more than 125,000 shares may be purchased in total by all participants on any purchase date.

   Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

   Change in Control. Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

   Plan Provisions. The following provisions will also be in effect under the plan:

  .  The plan will terminate no later than the last business day of July
     2009.

  . The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

Employment Contracts, Termination of Employment Arrangements and Change in Control Arrangements

   In December 1997, we entered into a letter agreement with Mr. Smith to serve as our Vice President of Business Development and General Manager of Multi-Brand Stores. Mr. Smith's base annualized salary for his services was $90,000. Pursuant to the agreement, this base annualized salary was increased to $135,000 when we completed a venture financing in June 1998. Additional terms under the agreement are as follows.

  . Mr. Smith received options to purchase up to 337,110 shares of our common stock in December 1997. Of these options, 84,277 vested on July 1, 1997 and the remaining options are vesting in a series of 36 monthly installments over the period of Mr. Smith's service measured from July 1, 1997. These options will vest in full if we complete an initial public offering or if we are acquired. However, Mr. Smith will not receive accelerated vesting in connection with an acquisition if the acceleration would make the acquisition ineligible for selected accounting treatment.

  . Mr. Smith also received options to purchase up to 235,000 shares of our common stock. Of these options, 58,750 vested on July 1, 1997, 58,750 vested upon our closing of a venture financing in June, 1998 and the remaining options are vesting thereafter in a series of equal monthly installments of 4,895 shares until July 1, 2000.

   In June 1998, we entered into an employment agreement with Mr. Harrington to serve as our President, Chief Operating Officer and a member of our board of directors. Mr. Harrington's base salary for his services was initially $150,000 per year and was increased to $170,000 per year in 1999 when Mr. Harrington became our Chief Executive Officer. Additional terms under the agreement are as follows.

  . Mr. Harrington is eligible to receive a bonus of up to 20% of his base salary based on the achievement of performance goals that are mutually agreeable to Mr. Harrington and the board of directors.

  . Mr. Harrington also received options to purchase up to 1,200,000 shares of our common stock. The options are vesting in 48 equal monthly installments over Mr. Harrington's period of service with us. However, the options will become fully vested if we are acquired and the successor corporation does not assume the options or if Mr. Harrington is involuntarily terminated within 12 months of an acquisition. In addition, if Mr. Harrington is terminated for any reason other than cause, he will receive a payment of $200,000 or one full year of salary, whichever is greater, and an additional 500,000 option shares will accelerate.

Mr. Harrington's employment agreement terminates in June 2000, unless terminated earlier upon death, disability, notice from us, with or without cause, or voluntary resignation.

   In June 1998, we entered into an employment agreement with Mr. Chea to serve as our Vice President of Technology. Mr. Chea's initial base salary for his services was $90,000 and was increased to $110,000 per year in 1999 when Mr. Chea became Vice President, Engineering. Additional terms under the agreement are as follows.

  . Mr. Chea is entitled to receive an annual bonus of up to 20% of his annual base salary based on the achievement of performance goals.

  . Mr. Chea received options to purchase up to 50,000 shares of our common stock. Of these options, 12,500 vested on January 1, 1999 and the remainder are vesting in a series of 36 equal monthly installments thereafter over Mr. Chea's period of service with us measured from January 1, 1999.

  . Mr. Chea granted us the right to repurchase up to 500,000 shares of his Fogdog Sports common stock at fair market value if he voluntarily terminates his employment without good reason. The repurchase right lapses in 30 equal monthly installments over Mr. Chea's period of service with us. However, the repurchase right lapses with respect to all of the shares upon the completion of an initial public offering of our common stock, if we are acquired, if Mr. Chea dies, becomes disabled or terminates his employment for good cause, if we terminate his employment without cause or if we hire a technology officer with a senior title, duties and responsibilities.

  . Mr. Chea is entitled to 12 weeks of severance pay if he is terminated without cause or if he voluntarily departs with good reason.

Mr. Chea's employment agreement terminates in January 2001, unless terminated earlier upon death, disability, notice from us with or without cause or if he voluntary resigns.

   In April 1999, we entered into an amended and restated employment agreement with Mr. Allsop to serve as our President of International Division and Chairman of the Board for a base salary of $105,000 per year. Pursuant to the agreement, Mr. Allsop's base salary was increased to $135,000 per year upon Mr. Allsop's relocation to our new London office. Additional terms under the agreement are as follows.

  . Mr. Allsop is entitled to receive a supplement to his base salary of $8,000 to compensate him for the higher cost of living abroad.

  . Mr. Allsop is eligible to receive a bonus of up to 20% of his base salary upon achievement of performance goals mutually determined by Mr. Allsop and our chief executive officer.

  . Mr. Allsop granted us the right to repurchase up to 173,333 shares of his Fogdog Sports common stock at fair market value if he voluntarily terminates his employment without good reason. The repurchase right lapses in 26 equal monthly installments over Mr. Allsop's period of service with us. However, the repurchase right lapses with respect to all of the shares upon the completion of an initial public offering of our common stock, if we are acquired or if Mr. Allsop dies, becomes disabled or terminates his employment for good cause.

  . Mr. Allsop is also entitled to 26 additional weeks of salary if he is terminated without cause.

   Mr. Allsop's employment agreement terminates in June 2001, unless terminated earlier upon death, disability, notice from us with or without cause or voluntary resignation.

   In August 1999, we entered into a letter agreement with Mr. Joyce to serve as our President. Additional terms under the agreement are as follows.

  .  Mr. Joyce is entitled to a base salary of $280,000 per year.

  . Mr. Joyce is also eligible to receive a target bonus of 20% of his base salary with the opportunity to earn more through the attainment of performance goals.

  . Mr. Joyce is also entitled to receive options to purchase up to 1,000,000 shares of our common stock which were granted on August 26, 1999, and vest over a period of four years in a series of 48 equal monthly installments over Mr. Joyce's continued period of service with us. However, if we are acquired within one year of the date of the agreement and the successor corporation does not assume Mr. Joyce's options, the options will vest on an accelerated basis such that 24 months worth of unvested options shall become vested.

  . Mr. Joyce also received a grant of options to purchase up to 125,000 shares of our common stock when Nike USA, Inc. opened a retail account for its premium products with us in September 1999, which options will vest fully six months from the date of grant.

  . Mr. Joyce is eligible for a reimbursement of up to $60,000 for relocation expenses.

   In September 1999, our board of directors approved a severance package for Ms. Von Lossberg. Pursuant to this severance package, she is entitled to three months of salary if she is terminated without cause.

Limitation of Liability and Indemnification

   Our certificate of incorporation eliminates, to the maximum extent allowed by the Delaware General Corporation Law, directors' personal liability to Fogdog Sports or its stockholders for monetary damages for breaches of fiduciary duties. The certificate of incorporation of Fogdog Sports does not, however, eliminate or limit the personal liability of a director for the following:

  . any breach of the director's duty of loyalty to Fogdog Sports or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   Our bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify our other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, we have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements contain provisions that require us, among other things, to indemnify our directors and executive officers against liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of Fogdog Sports or other entities to which they provide service at our request and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified directors and officers.

   Prior to the consummation of the offering, we will obtain an insurance policy covering directors and officers for claims they may otherwise be required to pay or for which we are required to indemnify them.

   At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

              TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

Sales of Securities

   Since January 1996, we have raised capital primarily through the sale of our securities, including:

  . In September 1996, we issued to various investors including Novus Ventures, L.P., the Robert Maxfield Separate Property Trust and Frederick Gibbons an aggregate of 866,666 shares of our Series A preferred stock for an aggregate consideration of $974,999;

  . In September 1996, we issued and sold an aggregate of 331,746 shares of common stock to Robert Maxfield for an aggregate consideration of $18,661.

  . In September 1996, we issued and sold an aggregate of 165,872 shares of common stock to Frederick M. Gibbons for an aggregate consideration of $9,330.

  . In December 1997, we issued to Novus Ventures, L.P., Robert Maxfield and Frederick Gibbons warrants to purchase up to an aggregate of 44,667 shares of our Series A preferred stock at an exercise price of $0.5625 per share and convertible promissory notes in aggregate principal amount of $162,500 accruing interest at a rate of 8% per annum;

  . In May 1998, we issued to Novus Ventures, L.P., Robert Maxfield and Frederick Gibbons warrants to purchase up to an aggregate of 44,667 shares of our Series A preferred stock at an exercise price of $0.5625 per share and convertible promissory notes in aggregate principal amount of $162,500 accruing interest at a rate of 8% per annum;

  . In June 1998, Novus Ventures, L.P., Robert Maxfield and Frederick Gibbons converted the principal of the convertible promissory notes, a total of $325,000, into an aggregate of 651,933 shares of our Series B preferred stock;

  . In June 1998, we sold to various investors, including entities affiliated with Draper Fisher Jurvetson Management and entities affiliated with Whitney Equity Partners, an aggregate of 9,026,767 shares of our Series B preferred stock for an aggregate consideration of $4,500,000, which included $75,000 of cancellation of indebtedness; and

  . In March and April 1999, we sold to various investors, including Novus Ventures, L.P., entities affiliated with Vertex Management, Inc., entities affiliated with Draper Fisher Jurvetson Management, entities affiliated with Whitney Equity Partners, entities associated with Sprout Group, L.P. and entities affiliated with Venrock Associates, an aggregate of 17,485,916 shares of our Series C preferred stock for an aggregate consideration of $18,000,000.

  . In September 1999, we issued and sold 5,294,116 shares of our Series D preferred stock to entities affiliated with Draper Fisher Jurvetson, entities affiliated with Whitney Equity Partners, entities affiliated with Venrock Associates, entities affiliated with Sprout Group L.P., entities affiliated with Marquette Venture Partners, Vertex Technologies Fund (II) Ltd., entities affiliated with Worldview, Boston Millennia Partners, L.P., entities affiliated with Lycos Ventures, Hikari Tsushin, Inc., Aman Ventures L.L.C., Smedvig and certain individual investors for an aggregate purchase price of $15,300,000.

   In September 1999, we issued to Nike USA, Inc. a warrant to purchase up to an aggregate of 6,171,524 shares of our Series C preferred stock at an exercise price of $1.03 per share. Upon the consummation of our public offering, this warrant will automatically become exercisable for up to 6,171,524 shares of our common stock.

   The following table summarizes the shares of common stock and preferred stock purchased by our executive officers, directors and five percent stockholders and persons associated with them since January 1996. The number of total shares on an as-converted basis reflects a one-to-one conversion to common stock ratio for each share of Series A, Series B, Series C and Series D preferred stock.

                                                                             Warrants    Warrants     Total
                                                                            to Purchase to Purchase Shares on
                                    Series A  Series B  Series C  Series D   Series A    Series C    an As-
                           Common   Preferred Preferred Preferred Preferred  Preferred   Preferred  Converted
        Investor            Stock     Stock     Stock     Stock     Stock      Stock       Stock      Basis
        --------          --------- --------- --------- --------- --------- ----------- ----------- ---------
Entities affiliated with
 Draper Fisher Jurvetson
 Management.............         --        -- 4,413,086 1,651,447  415,225        --            --  6,479,758
Entities affiliated with
 Whitney Equity
 Partners...............         --        -- 4,613,681 1,651,447  294,117        --            --  6,559,224
Novus Ventures, L.P.....         -- 1,422,222   401,190   485,720       --    53,334            --  2,362,466
Entities affiliated with
 Venrock Associates.....         --        --        -- 4,274,335  294,119        --            --  4,568,454
Entities affiliated with
 Vertex Management,
 Inc....................         --        --        -- 2,088,595  103,806        --            --  2,192,401
Entities affiliated with
 Sprout Group, L.P......         --        --        -- 3,837,187  259,516        --            --  4,096,703
Nike USA, Inc. .........         --        --        --        --       --        --     6,171,524  6,171,524
Timothy P. Harrington...    441,600        --        --        --       --        --            --    441,600
Brett M. Allsop.........  1,700,000        --        --        --       --        --            --  1,700,000
Marcy E. von Lossberg...    390,792        --        --        --       --        --            --    390,792
Robert S. Chea..........  1,700,000        --        --        --       --        --            --  1,700,000
Frederick M. Gibbons....    165,872    88,888    50,148        --       --     8,000            --    312,908
Robert R. Maxfield......    331,746   177,778   200,595        --       --    28,000            --    738,119

   Holders of shares of our preferred stock and our common stock issued or issuable upon conversion thereof and some holders of our common stock are entitled to registration rights. See "Description of Capital Stock-- Registration Rights."

Agreement with Nike USA, Inc.

   In September 1999, we entered into an agreement with Nike USA, Inc. pursuant to which we have the right to market on our web site the generally available Nike product lines, including Jordan, Bauer, Nike ACG, Nike Golf and Nike Team Sports. We will receive a discount on the products we purchase. Under the agreement, we also have advance product availability for selected, newly released products. The agreement prohibits us from selling any of these products to consumers with shipping addresses outside of the United States unless Nike.com is allowed to sell in those countries and the sales do not constitute a violation of any agreement with any third party. We also agreed to use Nike USA as the exclusive supplier of Nike brand products, and Nike USA agreed to not open any new "Internet only" accounts to sell Nike products through March 2000. Nike USA may terminate the agreement at any time without cause upon 90 days notice to us, but must pay us a termination fee if it exercises this right prior to December 31, 2001. We also issued Nike USA a warrant to purchase up to 6,171,524 shares of our Series C preferred stock at an exercise price of $1.03 per share. Upon the consummation of this offering, this warrant will automatically become exercisable for up to 6,171,524 shares of our common stock. Finally, Nike USA is entitled to a seat on our board of directors or, at its election, to have an observation right for one individual to have all of the rights and privileges of a board member, except the right to vote. Currently, Mr. Clarke has a seat on our board pursuant to this agreement.

Agreements with Officers and Directors

   In July 1995, we entered into an employment agreement with Ms. von Lossberg. Pursuant to the terms of this agreement, we agreed to grant Ms. von Lossberg a 2.5% equity interest in the company after six months of employment and another 2.5% equity interest in December 1995. In August 1996, we entered into an agreement with Ms. von Lossberg pursuant to which we issued 315,792 shares of our common stock to Ms. von Lossberg in satisfaction of our obligations under the prior employment agreement.

   In August 1999, Mr. Harrington exercised vested options to purchase 441,667 shares of our common stock for an aggregate purchase price of $35,292. Mr. Harrington exercised these options by issuing us a promissory note that is secured by the stock.

   In September 1999, Ms. von Lossberg exercised options to purchase 75,000 shares of our common stock for an aggregate purchase price of $4,192. Ms. von Lossberg exercised these options by issuing us a promissory note that is secured by the common stock.

   We have entered into employment arrangements with our executive officers. See "Management--Employment Contracts, Termination of Employment Arrangements and Change in Control Arrangements."

   We have granted options and issued common stock to our executive officers and directors. See "Management--Executive Compensation" and "Principal Stockholders."

   We have entered into an indemnification agreement with each of our executive officers and directors. See "Management--Limitation of Liability and Indemnification."

   We have entered into non-competition and confidentiality agreements with some of our officers.

   We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans, if any, between the company and our officers, directors and principal stockholders and their affiliates and any transactions between the company and any entity with which our officers, directors or five percent stockholders are affiliated will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

   The table below sets forth information regarding the beneficial ownership of our common stock as of September 23, 1999, by the following individuals or groups:

  . each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

  .  each of the named executive officers;

  .  each of our directors; and

  .  all directors and executive officers as a group.

   Each stockholder's percentage ownership in the following table is based on 43,880,292 shares of common stock outstanding as of September 23, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering and treating as outstanding all options and warrants exercisable within 60 days of September 23, 1999 held by the particular stockholder and that are included in the first column. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

   Unless otherwise indicated, the principal address of each of the stockholders below is c/o Fogdog, Inc., 500 Broadway, Redwood City, California 94063. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                                                        Percentage of Shares
                                          Number of      Beneficially Owned
                                            shares    ------------------------
                                         Beneficially    Prior       After
 Name and Address of Beneficial Owner       Owned     to Offering the Offering
 ------------------------------------    ------------ ----------- ------------
Entities affiliated with Whitney Equity
 Partners(1)............................   6,559,245     15.0%
Entities affiliated with Draper Fisher
 Jurvetson(2)...........................   6,479,758     14.8
Nike USA, Inc.(3).......................   6,171,524     12.3
Entities affiliated with Sprout Group,
 L.P.(5)................................   4,096,703      9.3
Entities affiliated with Venrock
 Associates(4)..........................   4,568,454     10.4
Novus Ventures, L.P.(6).................   2,362,466      5.4
Entities affiliated with Vertex
 Management, Inc.(7)....................   2,192,401      5.0
Timothy P. Harrington(8)................   2,000,000      4.4
Brett M. Allsop(9)......................   1,740,000      3.7
Marcy E. von Lossberg(10)...............     565,792      1.3
Robin R. Smith(11)......................     632,110      1.4
Robert S. Chea(12)......................   1,800,000      4.1
Thomas E. Clarke(3).....................   6,171,524     12.3
Frederick M. Gibbons(13)................     312,908        *
Peter J. Huff(1)........................   6,559,245     15.0
Robert R. Maxfield(14)..................     738,119      1.7
Warren J. Packard(2)....................   6,479,758     14.8
Ralph O. Parks(15)......................      40,000        *
Lloyd D. Ruth(16).......................   1,630,170      3.7
Ray A. Rothrock(5)......................   4,568,454      9.3
All directors and executive officers as
 a group (14 persons)(17)...............  33,141,324     71.3

--------
  * Less than one percent.
 (1) Principal address is 177 Broad Street, Stamford, CT 06901. Represents 6,404,913 shares of common stock held by J.H. Whitney III, L.P. and 154,332 shares of common stock held by Whitney Strategic Partners III, L.P. Mr. Huff disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest in entities affiliated with Whitney Equity Partners.

 (2) Principal address is 400 Seaport Court, Suite 250, Redwood City, CA 94063. Represents 6,026,175 shares of common stock held by Draper Fisher Associates Fund IV, L.P. and 424,517 shares of common stock and 29,066 shares of common stock held by Draper Fisher Partners IV, L.P. Mr. Packard disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest in entities affiliated with Draper Fisher Jurvetson.
 (3) Principal address is One Bowerman Drive, Beaverton, OR 97005. Represents warrants held by Nike USA, Inc. to purchase up to 6,171,524 shares of common stock at an exercise price of $1.03 per share. Dr. Clarke disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest therein.
 (4) Principal address is 2494 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Represents 1,873,066 shares of common stock held by Venrock Associates and 2,695,388 shares of common stock held by Venrock Associates II, L.P. Mr. Rothrock disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest in entities affiliated with Venrock Associates.
 (5) Principal address is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, CA 94025-7114. Represents 11,871 shares of common stock held by DLJ Capital Corp., 309,648 shares of common stock held by DLJ ESC II, L.P., 3,335,656 shares of common stock held by Sprout Capital VIII, L.P. and 213,507 shares of common stock held by Sprout Venture Capital, L.P.
 (6) Principal address is 20111 Stevens Creek Boulevard, Suite 130, Cupertino, CA 95014. Includes warrants to purchase up to 53,334 shares of common stock at an exercise price of $0.5625 per share.
 (7) Principal address is Three Lagoon Drive, Suite 220, Redwood City, CA 94065. Includes 2,192,401 shares of common stock held by Vertex Technology Fund II, Ltd.
 (8) Includes 1,558,400 shares of common stock issuable upon the exercise of immediately exercisable options.
 (9) Includes 100,000 shares of common stock issuable upon the exercise of immediately exercisable options.
(10) Includes 175,000 shares of common stock issuable upon the exercise of immediately exercisable options.
(11) Includes 632,110 shares of common stock issuable upon the exercise of immediately exercisable options.
(12) Includes 100,000 shares of common stock issuable upon the exercise of immediately exercisable options.
(13) Principal address is 11800 Murieta Lane, Los Altos Hills, CA 94022. Includes warrants to purchase up to 8,000 shares of common stock at an exercise price of $0.5625 per share.
(14) Principal address is 12930 Saratoga Avenue, Suite B-3, Saratoga, CA 95070. Includes warrants to purchase up to 28,000 shares of Series A preferred stock at an exercise price of $0.5625 per share.
(15) Represents 40,000 shares of common stock issuable upon the exercise of immediately exercisable options.
(16) Principal address is 520 Lake Cook Road, Suite 450, Deerfield, IL 60015. Represents 1,457,160 shares of common stock and 173,010 shares of common stock held by Marquette Venture Partners III, L.P. Mr. Ruth disclaims beneficial ownership of all of these shares except to the extent of his pecuniary interest in Marquette Venture Partners III, L.P.
(17) Includes 2,590,510 shares of common stock issuable upon the exercise of options and warrants.

                          DESCRIPTION OF CAPITAL STOCK

General

   At the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value, after giving effect to the amendment of our certificate of incorporation to delete references to the existing preferred stock following conversion of that stock. The following description of capital stock gives effect to the certificate of incorporation to be filed upon closing of this offering. Immediately following the completion of this offering, and assuming no exercise of the underwriters' over-allotment option, an aggregate
of                shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

   The following description of our capital stock is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of the applicable Delaware law.

Common Stock

   The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or designate any series of preferred stock.

Warrants

   At June 30, 1999, there were warrants outstanding to purchase a total of 133,779 shares of our Series A preferred stock and 122,144 shares of our common stock. Warrants to purchase 89,334 shares of our Series A preferred stock and warrants to purchase 122,144 shares of our common stock will be exercised immediately upon the completion of this offering. Warrants exercisable for 44,445 shares of our common stock will remain outstanding after the completion of this offering and will expire on December 24, 2002 if not exercised. In September 1999, we issued a warrant to purchase up to 6,171,524 shares of our Series C preferred stock, which will automatically convert to a warrant to purchase 6,171,524 shares of common stock upon completion of this offering, and will expire in March 2003 if not exercised.

Registration Rights

   Upon completion of the offering, the holders of an aggregate of approximately 40,450,000 shares of common stock and warrants to purchase up to approximately 6,200,000 shares of our common stock will be entitled to certain rights with respect to the registration of the shares under the Securities Act. Nike USA, Inc. has three separate demand registration rights. These rights are provided under the terms of agreements between us and the holders of these securities. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Holders of these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require us to file additional registration statements on Form S-3, subject to conditions and limitations.

Compliance with California Law

   We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, certain provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to
Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

  . enables removal of directors with or without cause with majority stockholder approval;

  .  places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

   We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2000 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2000 annual meeting of stockholders.

Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

   Our certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance. See "--Preferred Stock." Our certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. In addition, our certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our Chief Executive Officer, President, Chairman of the Board or a majority of the board of directors are permitted to call a special meeting of stockholders. Our certificate of incorporation also provides that the board of directors is divided into three classes, with each director assigned to a class with a term of three years, and that the number of directors may only be determined by the board of directors. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the chairman of the board has the authority to adjourn any meeting called by the stockholders. Our bylaws also require a supermajority vote of members of the board of directors and/or stockholders to amend certain bylaw provisions. These provisions of our restated certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the company. These provisions also may have the effect of preventing changes in the management of the company. See "Risk Factors--Certain provisions of our certificate of incorporation and bylaws make changes of control difficult, even if they would be beneficial to owners."

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

    (i) persons who are directors and also officers; and

    (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines "business combination" to include the following:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Transfer Agent and Registrar

   Our transfer agent and registrar for our common stock is Equiserve L.P. Its telephone number is (781) 575-2469.

                        SHARES AVAILABLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

   Upon the completion of this offering we will have             shares of
common stock outstanding assuming no exercise of the underwriters' over-allotment option. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999, and includes 5,294,116 shares of common stock issuable upon conversion of our Series D preferred stock sold in September 1999 and 399,998 shares of our common stock issued in connection with our acquisition of Sports Universe, Inc., and excludes:

  . 5,731,410 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 1999 at a weighted average exercise price of $0.11 per share;

  .              shares of common stock reserved for issuance under our 1999
     Stock Incentive Plan that incorporates our Amended and Restated 1996 Stock Option Plan;

  .              shares of common stock reserved for issuance under our 1999
     Employee Stock Purchase Plan;

  . 6,171,524 shares of common stock issuable upon exercise of an outstanding warrant held by Nike USA, Inc. of an exercise price of $1.03 per share; and

  . 255,923 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.98 per share.

   Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 38,821,400 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

 Number of
   Shares                                  Date
 ---------  ------------------------------------------------------------------
         -- After the date of this prospectus, freely tradable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up
 37,472,954 After 180 days from the date of this prospectus, the 180-day lock-
            up is released and these shares are saleable under Rule 144
            (subject, in some cases, to volume limitations) or Rule 144(k)
    711,970 After 180 days from the date of this prospectus, the 180-day lock-
            up is released and these shares are saleable under Rule 701
            (subject to repurchase by the Company)
    636,476 After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144

Rule 144

   In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including any of our affiliates, who has beneficially owned shares for at least one year, including the holding period of any prior owner who is not an affiliate, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock,
which will be approximately            shares immediately after this offering,
or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Stock Options

   As of June 30, 1999, options to purchase a total of 5,731,410 shares of common stock were outstanding, all of which were currently exercisable but were subject to repurchase upon termination of employment until vested. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our 1999 Stock Incentive Plan and our 1999 Employee Stock Purchase Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See "Management--Benefit Plans."

Lock-up Agreements

   We have agreed, and each of our officers and directors and substantially all of our securityholders have agreed, subject to specified exceptions, not to, without the prior written consent of Credit Suisse First Boston Corporation, sell, otherwise dispose of any shares of our common stock or options to acquire shares of our common stock or take any action to do any of the foregoing during the 180-day period following the date of this prospectus. Credit Suisse First Boston Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

   Following this offering, under specified circumstances and subject to customary conditions, holders of approximately 40,450,000 shares of our outstanding common stock and warrants to purchase up to approximately 6,200,000 shares of our common stock will have registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock-- Registration Rights."

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 1999, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Thomas Weisel Partners LLC and Warburg Dillon Read LLC are acting as representatives, the following respective numbers of shares of common stock:

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   Credit Suisse First Boston Corporation......................
   J.P. Morgan Securities Inc..................................
   Thomas Weisel Partners LLC..................................
   Warburg Dillon Read LLC.....................................
                                                                   ---------
     Total.....................................................
                                                                   =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to            additional shares at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
and
Commissions paid by us..      $              $              $              $
Expenses payable by us..      $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We, our officers and directors and substantially all of our existing stockholders and option holders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in our case issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   The underwriters have reserved for sale, at the initial public offering
price, up to           shares of the common stock for employees, directors and
certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in that respect.

   We will make application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "FOGD."

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

  . the information included in this prospectus and otherwise available to the representatives;

  .  market conditions for initial public offerings;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead-manager or co-manager on 67 filed public offerings of equity securities, of which 37 have been completed, and has acted as a syndicate member in an additional 33 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of the common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or such persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of the common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Attorneys at the firm of Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 25,650 shares of our common stock. Pillsbury Madison & Sutro LLP, San Francisco and Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

   The financial statements of Fogdog, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Sports Universe, Inc. as of December 31, 1998 and for the period from February 9, 1998 (inception) through December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act a registration statement on Form S-1 relating to the common stock offered. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a web site that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this web site is http://www.sec.gov.

   We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                                  FOGDOG, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
FOGDOG, INC. FINANCIAL STATEMENTS
Report of Independent Accountants..........................................  F-2
Balance Sheet..............................................................  F-3
Statement of Operations....................................................  F-4
Statement of Stockholders' Equity (Deficit)................................  F-5
Statement of Cash Flows....................................................  F-6
Notes to Financial Statements..............................................  F-7

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Pro Forma Consolidated Financial Information............................... F-22
Pro Forma Consolidated Balance Sheet....................................... F-23
Pro Forma Consolidated Statements of Operations............................ F-24
Notes to Pro Forma Consolidated Financial Information...................... F-26

SPORTS UNIVERSE, INC. FINANCIAL STATEMENTS
Report of Independent Accountants.......................................... F-27
Balance Sheet.............................................................. F-28
Statement of Operations.................................................... F-29
Statement of Stockholders' Deficit......................................... F-30
Statement of Cash Flows.................................................... F-31
Notes to Financial Statements.............................................. F-32

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Fogdog, Inc.

   The reincorporation described in Note 10 to the financial statements has not been consummated as of September 24, 1999. When the reincorporation has been consummated, we will be in position to furnish the following report:

   "In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Fogdog, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP

San Jose, California
April 28, 1999,
except for Note 10, which
is as of September   , 1999

                                  FOGDOG, INC.

                                 BALANCE SHEET
                    (in thousands, except per share amounts)

                                                                    Pro Forma
                                       December 31,               Stockholders'
                                      ----------------  June 30,    Equity at
                                       1997     1998      1999    June 30, 1999
                                      -------  -------  --------  -------------
                                                              (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.......... $   311  $ 1,694  $ 14,177
  Short-term investments.............      --      423       423
  Accounts receivable, net of
   allowances of $5, $35 and $64,
   respectively......................      93       75        80
  Merchandise inventory..............      --       --       273
  Prepaid expenses and other current
   assets............................      14      178     1,354
                                      -------  -------  --------
    Total current assets.............     418    2,370    16,307
Property and equipment, net..........     162      470       765
                                      -------  -------  --------
Total Assets                          $   580  $ 2,840  $ 17,072
                                      =======  =======  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Accounts payable................... $    60  $   705  $  1,533
  Notes payable to stockholders......     155       --        --
  Current portion of long-term debt..     252      606       542
  Other current liabilities..........     123      423     1,429
                                      -------  -------  --------
    Total current liabilities........     590    1,734     3,504

Long-term debt, less current
 portion.............................       3      189       498

Commitments (Note 4)

Stockholders' equity (deficit):
  Convertible Preferred Stock,
   issuable in series, $0.001 par
   value, 14,200 and 30,060 shares
   authorized at December 31, 1998
   and June 30, 1999 (unaudited),
   respectively; 2,679, 12,358 and
   29,844 shares issued and
   outstanding at December 31, 1997
   and 1998 and June 30, 1999
   (unaudited), respectively; 5,000
   shares authorized; no shares
   issued and outstanding pro forma
   (unaudited).......................       3       13        30    $     --
  Common Stock, $0.001 par value,
   50,000 and 60,000 shares
   authorized at December 31, 1998
   and June 30, 1999 (unaudited),
   respectively; 6,820, 7,329 and
   7,585 shares issued and
   outstanding at December 31, 1997,
   1998 and June 30, 1999
   (unaudited), respectively; 100,000
   shares authorized; 37,429
   (unaudited) shares issued and
   outstanding pro forma.............       7        7         7          37
  Additional paid-in capital.........   1,639    7,657    27,854      27,854
  Unearned stock-based compensation..      --     (978)   (2,391)     (2,391)
  Accumulated deficit................  (1,662)  (5,782)  (12,430)    (12,430)
                                      -------  -------  --------    --------
    Total stockholders' equity
     (deficit).......................     (13)     917    13,070    $ 13,070
                                      -------  -------  --------    ========
Total liabilities and stockholders'
 equity (deficit)                     $   580  $ 2,840  $ 17,072
                                      =======  =======  ========

   The accompanying notes are an integral part of these financial statements.

                                  FOGDOG, INC.

                            STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                       Year Ended December        Six Months
                                               31,              Ended June 30,
                                      ------------------------  ---------------
                                       1996    1997     1998     1998    1999
                                      ------  -------  -------  ------  -------
                                                                 (unaudited)
Net revenues:
  Merchandise.......................  $   --  $    --  $   195  $   --  $ 1,049
  Commission........................      --       11      123      37       35
  Web development...................     677    1,030      447     328       --
                                      ------  -------  -------  ------  -------
    Total net revenues..............     677    1,041      765     365    1,084
                                      ------  -------  -------  ------  -------
Cost of revenues:
  Merchandise.......................      --       --      157      --      821
  Commission........................      --       --       19      --       --
  Web development...................      90      156       99      87       --
                                      ------  -------  -------  ------  -------
    Total cost of revenues..........      90      156      275      87      821
                                      ------  -------  -------  ------  -------
Gross profit........................     587      885      490     278      263
                                      ------  -------  -------  ------  -------
Operating expenses:
  Marketing and sales...............     686    1,285    2,399     449    4,345
  Site development..................     119      259    1,318     409    1,208
  General and administrative........     248      378      705     289      776
  Amortization of stock-based
   compensation.....................      --       --      243      23      740
                                      ------  -------  -------  ------  -------
    Total operating expenses........   1,053    1,922    4,665   1,170    7,069
                                      ------  -------  -------  ------  -------
Operating loss......................    (466)  (1,037)  (4,175)   (892)  (6,806)
Interest income (expense), net......      (3)      (8)      29     (24)     158
Other income........................      --       --       26      --       --
                                      ------  -------  -------  ------  -------
Net loss............................  $ (469) $(1,045) $(4,120) $ (916) $(6,648)
                                      ======  =======  =======  ======  =======
Basic and diluted net loss per
 share..............................  $(0.09) $ (0.15) $ (0.64) $(0.17) $ (1.00)
                                      ======  =======  =======  ======  =======
Basic and diluted weighted average
 shares used in computation of net
 loss per share.....................   5,447    6,815    6,462   5,434    6,631
                                      ======  =======  =======  ======  =======
Pro forma basic and diluted net loss
 per share (unaudited)..............                   $ (0.29)         $ (0.23)
                                                       =======          =======
Pro forma basic and diluted weighted
 average shares (unaudited).........                    14,411           28,463
                                                       =======          =======

   The accompanying notes are an integral part of these financial statements.

                                  FOGDOG, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                            Preferred                                                         Total
                              Stock     Common Stock  Additional   Unearned               Stockholders'
                          ------------- -------------  Paid-In   Stock-Based  Accumulated     Equity
                          Shares Amount Shares Amount  Capital   Compensation   Deficit     (Deficit)
                          ------ ------ ------ ------ ---------- ------------ ----------- -------------
Balance at December 31,
 1995...................      --  $ --  4,816   $ 5    $   121     $    --     $   (148)     $   (22)
Issuance of Series A
 Preferred Stock, net...   1,733     2     --    --        943          --           --          945
Issuance of Common
 Stock..................      --    --  1,997     2         26          --           --           28
Net loss................      --    --     --    --         --          --         (469)        (469)
                          ------  ----  -----   ---    -------     -------     --------      -------
Balance at December 31,
 1996...................   1,733     2  6,813     7      1,090          --         (617)         482

Issuance of Series A
 Preferred Stock, net...     946     1     --    --        527          --           --          528
Issuance of warrants to
 purchase Series A
 Preferred Stock........      --    --     --    --         21          --           --           21
Issuance of Common
 Stock..................      --    --      7    --          1          --           --            1
Net loss................      --    --     --    --         --          --       (1,045)      (1,045)
                          ------  ----  -----   ---    -------     -------     --------      -------
Balance at December 31,
 1997...................   2,679     3  6,820     7      1,639          --       (1,662)         (13)

Issuance of Series B
 Preferred Stock, net...   9,679    10     --    --      4,770          --           --        4,780
Issuance of Common
 Stock..................      --    --    438    --         23          --           --           23
Unearned stock-based
 compensation...........      --    --     --    --      1,221      (1,221)          --           --
Amortization of stock-
 based compensation.....      --    --     --    --         --         243           --          243
Issuance of Common Stock
 for services...........      --    --     71    --          4          --           --            4
Net loss................      --    --     --    --         --          --       (4,120)      (4,120)
                          ------  ----  -----   ---    -------     -------     --------      -------
Balance at December 31,
 1998...................  12,358    13  7,329     7      7,657        (978)      (5,782)         917

Issuance of Series C
 Preferred Stock, net
 (unaudited)............  17,486    17     --    --     17,920          --           --       17,937
Issuance of Common Stock
 (unaudited)............      --    --     36    --          2          --           --            2
Unearned stock-based
 compensation
 (unaudited)............      --    --     --    --      2,154      (2,154)          --           --
Amortization of stock-
 based compensation
 (unaudited)............      --    --     --    --         --         740           --          740
Issuance of warrants to
 purchase shares of
 Common Stock
 (unaudited)............      --    --     --    --         12          --           --           12
Issuance of Common Stock
 upon exercise of
 warrants (unaudited)...      --    --    220    --        110          --           --          110
Net loss (unaudited)....      --    --     --    --         --          --       (6,648)      (6,648)
                          ------  ----  -----   ---    -------     -------     --------      -------
Balance at June 30, 1999
 (unaudited)............  29,844  $ 30  7,585   $ 7    $27,855     $(2,392)    $(12,430)     $13,070
                          ======  ====  =====   ===    =======     =======     ========      =======

   The accompanying notes are an integral part of these financial statements.

                                  FOGDOG, INC.

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                  Six Months
                                            Year Ended              Ended
                                           December 31,            June 30,
                                       -----------------------  ---------------
                                       1996    1997     1998     1998    1999
                                       -----  -------  -------  ------  -------
                                                                 (Unaudited)
Cash flows from operating activities:
  Net loss...........................  $(469) $(1,045) $(4,120) $ (916) $(6,648)
  Adjustments to reconcile net loss
   to net cash used in operating
   activities:
    Allowances for bad debt and sales
     returns.........................     --       --       30      --       48
    Depreciation and amortization....     44      105      122      38      134
    Amortization of stock-based
     compensation....................     --       --      243      23      740
    Non-employee stock-based
     expense.........................     --       --        4      --       12
    Changes in assets and
     liabilities:
      Accounts payable and other
       current liabilities...........     80       27      945     133      810
      Accounts receivable............    (26)     (17)     (12)     13      (53)
      Other assets...................    (18)       8       --      --       --
      Merchandise inventory..........     --       --       --      --     (273)
      Prepaid expenses and other
       assets........................    (10)       7     (164)    (19)    (152)
                                       -----  -------  -------  ------  -------
        Net cash used in operating
         activities..................   (399)    (915)  (2,952)   (728)  (5,382)
                                       -----  -------  -------  ------  -------
Cash flows from investing activities:
  Purchase of property and
   equipment.........................   (137)     (81)    (269)    (44)    (318)
  Purchase of short-term
   investments.......................     --       --     (423)     --       --
                                       -----  -------  -------  ------  -------
    Net cash used in investing
     activities......................   (137)     (81)    (692)    (44)    (318)
                                       -----  -------  -------  ------  -------
Cash flows from financing activities:
  Proceeds from the sale of Common
   Stock.............................     28       --       23     189      112
  Proceeds from the sale of Preferred
   Stock.............................    945      528    4,455   4,471   17,937
  Proceeds from (payments under) term
   loan..............................     35      (70)     266     244      245
  Payments under capital leases......    (14)     (21)     (15)     --      (3)
  Proceeds from line of credit.......     --      237      186      --       --
  Payments under software loan.......     --       --      (58)     --     (108)
  Proceeds from (payments under)
   notes payable to shareholders.....    (23)     162      170      --       --
                                       -----  -------  -------  ------  -------
    Net cash provided by financing
     activities......................    971      836    5,027   4,904   18,183
                                       -----  -------  -------  ------  -------
Net increase (decrease) in cash and
 cash equivalents....................    435     (160)   1,383   4,132   12,483
Cash and cash equivalents at the
 beginning of the period.............     36      471      311     311    1,694
                                       -----  -------  -------  ------  -------
Cash and cash equivalents at the end
 of the period.......................  $ 471  $   311  $ 1,694  $4,443  $14,177
                                       =====  =======  =======  ======  =======
Supplemental disclosure of cash flow
 information:
  Interest paid......................  $   6  $    14  $    57  $   29  $    41
                                       =====  =======  =======  ======  =======
Supplemental disclosure of noncash
 transactions:
  Conversion of note to Series B
   Preferred Stock...................  $  --  $    --  $   325  $   --  $    --
                                       =====  =======  =======  ======  =======
  Software purchased under loan
   agreement.........................  $  --  $    --  $   161  $   --  $    --
                                       =====  =======  =======  ======  =======
  Assets purchased under equipment
   line..............................  $  --  $    --  $    --  $   --  $   340
                                       =====  =======  =======  ======  =======

   The accompanying notes are an integral part of these financial statements.

                                  FOGDOG, INC.

                         NOTES TO FINANCIAL STATEMENTS

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

Note 1--The Company and Summary of Significant Accounting Policies:

The Company

   Fogdog, Inc. (the "Company") is an online retailer of sporting goods. The Company's online retail store, "fogdog.com," offers products, detailed product information and personalized shopping services over its web site "fogdog.com." During 1997 and 1998, the Company also provided web development services to sporting goods manufacturers, trade associations and retailers. The Company was incorporated in California in October 1994 as Cedro Group, Inc. and in November 1998, changed its name to Fogdog, Inc.

Unaudited interim results

   The interim financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited. In the opinion of management, these interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal, recurring adjustments necessary for the fair presentation of the results of interim periods. The financial data and other information disclosed in these notes to the financial statements for the related periods are unaudited. The results of the interim periods are not necessarily indicative of the results to be expected for any future periods.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term investments

   The Company's investments are classified as available-for-sale. Unrealized gains or losses have been insignificant for all periods.

Merchandise inventory

   Inventory is stated at the lower of cost or market, determined on a first-in, first-out basis.

Property and equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three years, or the remaining lease term.

Web development costs

   Web development costs primarily consist of costs to develop software which enables users to access information on the customer's web site. Web development costs incurred prior to technological feasibility

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

are expensed as incurred and are included in site development expense. The Company defines establishment of the technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility throughout the period of market availability of the web site are capitalized. Costs eligible for capitalization have been insignificant for all periods presented.

Intangible assets

   Purchased intangible assets are presented at cost, net of accumulated amortization, and are amortized using the straight line method over the estimated useful life of the assets. In October 1998, the Company purchased the mailing list, Internet domain name and client database from Sportscape.com for $55,000. The Company is amortizing the balance over a twelve month period. At December 31, 1998 and June 30, 1999, the balance of $46,000 and $18,000, respectively is included in other current assets.

Revenue recognition

   Merchandise revenue is earned by the Company from the sale of sporting goods through its online retail store. Merchandise revenue is recognized upon the shipment of the merchandise, which occurs only after credit card authorization is obtained. For sales of merchandise, the Company is responsible for establishing prices, processing the orders, and forwarding the information to the manufacturer, distributor or third-party warehouse for shipment. For these transactions, the Company assumes credit risk and is responsible for processing returns. The Company provides for estimated returns at the time of shipment based on historical data.

   Commission revenue was earned by the Company from catalog partners for transactions processed through the Company's online retail store. Revenue was recognized when the order was transmitted to the catalog partner. In commission sales, the Company processed orders in exchange for a commission on the sale of the vendor's merchandise. At the conclusion of the sale, the Company forwarded the order information to the vendor, which then charged the customer's credit card and shipped the merchandise directly to the customer. In a commission sale transaction, the Company did not take title or possession of the merchandise, and the vendor assumed all the risk of credit card chargebacks. The Company also earned commission revenue from transactions processed on several client sites. Commission revenue from these transactions has been immaterial to date.

   Revenue from web development services was recognized when the client's site had either been placed on-line or completed to the client's satisfaction, the Company had the right to invoice the customer, collection of the receivable was probable and there were no significant obligations remaining.

Advertising costs

   Advertising costs are expensed as in accordance with Statement of Position 93-7, "Reporting on Advertising Costs." Advertising expense for the years ended December 31, 1996, 1997, 1998 and the six months ended June 30, 1998 and 1999 were $12,000, $64,000, $541,000, $79,000, and $1,754,000, respectively.

Site development costs

   Site development costs include costs incurred by the Company to develop and enhance the Company's web site. Site development costs are expensed as incurred.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Net loss per share

   Basic net loss per share is computed by dividing the net loss available for the period by the weighted average number of shares of Common Stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common equivalent shares outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of Common Stock subject to repurchase rights, incremental shares of Common Stock issuable upon the exercise of stock options, and warrants and upon conversion of Preferred Stock.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                      Year Ended December        Six Months
                                              31,              Ended June 30,
                                     ------------------------  ---------------
                                      1996    1997     1998     1998    1999
                                     ------  -------  -------  ------  -------
                                                                (unaudited)
   Numerator:
    Net loss........................ $ (469) $(1,045) $(4,120) $ (916) $(6,648)
                                     ======  =======  =======  ======  =======
   Denominator:
    Weighted average shares.........  5,447    6,815    7,069   6,934    7,364
    Weighted average Common Stock
     subject to repurchase
     agreements.....................     --       --     (607) (1,500)    (734)
                                     ------  -------  -------  ------  -------
       Denominator for basic and
        diluted calculation.........  5,447    6,815    6,462   5,434    6,631
                                     ======  =======  =======  ======  =======
   Basic and diluted net loss per
    share........................... $(0.09) $ (0.15) $ (0.64) $(0.17) $ (1.00)
                                     ======  =======  =======  ======  =======

   The following table sets forth the weighted average potential shares of Common Stock that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

                                      Year Ended December        Six Months
                                              31,              Ended June 30,
                                     ------------------------  ---------------
                                      1996    1997     1998     1998    1999
                                     ------  -------  -------  ------  -------
                                                                (unaudited)
   Weighted average effect of
    dilutive securities:
    Series A Preferred Stock........    265    1,165    2,679   2,679    2,679
    Series B Preferred Stock........     --       --    5,270     807    9,679
    Series C Preferred Stock........     --       --       --      --    9,475
    Warrants to purchase Series A
     Preferred Stock................     --        1      116      99      134
    Warrants to purchase Common
     Stock..........................     --       --       --      --       77
    Employee stock options..........     --      786    1,000   1,215    3,326
    Common Stock subject to
     repurchase agreements..........     --       --      607   1,500      734
                                     ------  -------  -------  ------  -------
                                        265    1,952    9,672   6,300   26,104
                                     ======  =======  =======  ======  =======

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Income taxes

   A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred tax assets is reduced, if necessary, by the amount of any benefits that, based on available evidence, are not expected to be realized.

Pro forma net loss per share (unaudited)

   Pro forma net loss per share for the year ended December 31, 1998 and the six months ended June 30, 1999 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering, as if such conversion occurred at January 1, 1998 or at date of original issuance, if later. The resulting unaudited pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 7,949,000 and 21,832,000 for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively. The calculation of pro forma diluted net loss per share excludes Common Stock subject to repurchase agreements and incremental Common Stock issuable upon the exercise of stock options and warrants as the effect would be antidilutive.

Comprehensive income

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. During each of the three years ended December 31, 1998, and the six months ended June 30, 1998 and 1999 the Company has not had any significant adjustments to net loss that are required to be reported in comprehensive income (loss).

Segment information

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of Enterprise and Related Information." During each of the three years ended December 31, 1998 and the six months ended June 30, 1998 and 1999 the Company's management focused its business activities on the marketing and sale of sporting goods over the Internet. Since management's primary form of internal reporting is aligned with the marketing and sale of sporting goods, the Company believes it operates in one segment. Revenue from shipments to customers outside of the United States was 0%, 0%, 6%, 0% and 10% for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998, and 1999, respectively.

Stock-based compensation

   The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB 25, unearned compensation is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. Unearned compensation is amortized and expensed in accordance with Financial Accounting Standards Board Interpretation No. 28 using

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

the multiple-option approach. The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Concentration of risk

   Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. Cash equivalents and short-term investments, primarily composed of investments in money market funds and certificates of deposits, are maintained with two institutions and the composition and maturities are regularly monitored by management. For accounts receivable, the Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. Because of their short-term nature, the carrying value of all financial instruments approximate their respective fair value.

   At December 31, 1997, approximately 47% of accounts receivable represented amounts due from three different customers related to web development revenues. At December 31, 1998, two customers accounted for 21% and 15% of accounts receivable for commission-related revenues. Sales to these customers accounted for approximately 25% of revenues in 1997. At June 30, 1999, no customer represented more than 10% of outstanding accounts receivable.

   The Company relies on a limited number of product manufacturers and third-party distributors to fulfill a large percentage of products offered on the online retail store. While management believes that alternate suppliers could provide product at comparable terms, the loss of any one manufacturer or distributor could delay shipments and have a material adverse effect on the Company's business, financial position and results of operations.

Recent accounting pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The adoption of the provisions of SOP 98-1 during the fiscal year beginning January 1, 1999, did not have a material effect on the financial statements.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting with Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 deferred the effective date until the first fiscal quarter ending June 30, 2000. The Company will adopt SFAS 133 in its quarter ending June 30, 2000. The Company has not engaged in hedging activities or invested in derivative instruments.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Note 2--Balance Sheet Components (in thousands):

                                                        December
                                                           31,
                                                       ------------   June 30,
                                                       1997   1998      1999
                                                       -----  -----  -----------
                                                                     (unaudited)
   Prepaid expenses and other current assets:
    Prepaid advertising............................... $  --  $  --    $1,024
    Other.............................................    14    178       330
                                                       -----  -----    ------
                                                       $  14  $ 178    $1,354
                                                       =====  =====    ======
   Property and equipment:
    Computer equipment and software................... $ 230  $ 627    $  949
    Office furniture and fixtures.....................   101    134       241
                                                       -----  -----    ------
                                                         331    761     1,190
    Less: accumulated depreciation....................  (169)  (291)     (425)
                                                       -----  -----    ------
                                                       $ 162  $ 470    $  765
                                                       =====  =====    ======
   Other current liabilities:
    Customer deposits................................. $  36  $  --    $   --
    Accrued compensation..............................    28    375       365
    Deferred revenue..................................    52     --        --
    Accrued advertising...............................    --     --     1,024
    Other.............................................     7     48        40
                                                       -----  -----    ------
                                                       $ 123  $ 423    $1,429
                                                       =====  =====    ======

Note 3--Long-Term Debt (in thousands):

   Long-term debt consists of the following:

                                                        December
                                                           31,
                                                       ------------   June 30,
                                                       1997   1998      1999
                                                       -----  -----  -----------
                                                                     (unaudited)
   Equipment term loan (a)............................ $  --  $ 134    $  474
   Line of credit (b).................................   237    423       423
   Equipment term loan (b)............................    --    132        96
   Software loan (c)..................................    --    103        47
   Capital leases.....................................    18      3        --
                                                       -----  -----    ------
                                                         255    795     1,040
   Current portion of long-term debt..................  (252)  (606)     (542)
                                                       -----  -----    ------
                                                       $   3  $ 189    $  498
                                                       =====  =====    ======

(a) In September 1998, the Company entered into a loan agreement with a bank which provided borrowings up to $800,000. Borrowings under the agreement are due on September 15, 2001 and bear interest at the prime rate plus one-half percent (8.25% at December 31, 1998 and June 30, 1999). Borrowings for software, furniture, fixtures or telephone equipment are limited to 75% of the invoice amount. The Company must meet certain financial covenants in connection with the loan agreement with which it was in compliance at December 31, 1998. As of June 30, 1999, the Company was in violation of one of its financial covenants for which a waiver from the bank was obtained.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)

(b) In December 1997, the Company entered into a loan agreement with a bank which provided for a line of credit and a equipment term loan. Under the line of credit, the Company can borrow up to $500,000 and is required to keep cash on hand to cover the balance outstanding. At December 31, 1998 and June 30, 1999, the Company had short-term investments of $423,000 collateralized under the agreement. The line of credit bears interest at 8.75% and is renewable on a quarterly basis at the option of the Company. Interest on the line is payable monthly. Under the equipment term loan, the Company can borrow up to $150,000 to be used to purchase capital equipment, furniture, software or other equipment. The term loan bears interest at the prime rate plus one percent (8.75% at December 31, 1998 and June 30, 1999) and is payable in twenty-four equal installments, including interest, commencing on January 28, 1999. The Company must meet certain financial covenants in connection with the loan agreement with which it was in compliance at December 31, 1998. As of June 30, 1999, the Company was in violation of one of its financial covenants for which a waiver from the bank was obtained.

(c) In October 1998, the Company entered into a loan agreement with a software company to purchase software. Borrowings under the agreement bear interest at 7.5% and are payable in equal monthly installments over a twelve month period beginning in October 1998.

Note 4--Commitments:

Operating leases

   The Company leases office space under noncancelable operating leases at two locations, expiring in April 2001 and July 2004. Rent expense totaled $44,000, $51,000, $157,000, $54,000 and $105,000 for the years ended December 31, 1996,
1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively. The Company sublets one of the spaces for a total of $385,000 through April 2001.

   Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

      Years Ending December 31,
      -------------------------
         1999............................................................  $  455
         2000............................................................   1,113
         2001............................................................   1,042
         2002............................................................   1,024
         2003............................................................   1,062
         Thereafter......................................................     633
                                                                           ------
                                                                           $5,329
                                                                           ======

Distributor

   The Company maintains agreements with independent distributors to provide merchandise. The terms of these agreements are generally one to three years with optional extension periods. Annual minimum payments under these agreements are $344,000.

Advertising

   As of June 30, 1999 the Company had commitments for online advertising of approximately $5.0 million. The Company is recognizing these fees as marketing and sales expenses on a straight-line basis over the terms of the related contracts.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Other

   The Company has entered into employment agreements with five of its officers which provide for minimum annual salary levels ranging from $110,000 to $280,000, as well as bonuses of up to 20% of the base salary.

Note 5--Income Taxes:

   The Company incurred net operating losses for each of the three years ended December 31, 1998 and accordingly, no provision for income taxes has been recorded. The tax benefit is reconciled to the amount computed using the federal statutory rate as follows (in thousands):

                                                         Year Ended December
                                                                 31,
                                                         ---------------------
                                                         1996   1997    1998
                                                         -----  -----  -------
   Federal statutory benefit............................ $(159) $(355) $(1,400)
   State taxes, net of federal benefit..................   (28)   (63)    (247)
   Future benefits not currently recognized.............   187    418    1,550
   Nondeductible compensation...........................    --     --       97
                                                         -----  -----  -------
                                                         $  --  $  --  $    --
                                                         =====  =====  =======

   At December 31, 1998, the Company had approximately $4.3 million of federal and $4.7 million of state net operating loss carryforwards available to offset future taxable income which expire at various dates through 2019. Under the Tax Reform Act of 1986, the amount of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

   Deferred tax assets and liabilities consist of the following (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1997    1998
                                                                 -----  -------
   Deferred tax assets:
    Net operating loss carryforwards...........................  $ 604  $ 1,843
    Accruals and allowances....................................     45      354
                                                                 -----  -------
     Net deferred tax assets...................................    649    2,197
   Valuation allowance.........................................   (649)  (2,197)
                                                                 -----  -------
                                                                 $  --  $    --
                                                                 =====  =======

   The Company has incurred losses for the years ended December 31, 1997 and 1998. Management believes that based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation allowance has been recorded at December 31, 1997 and 1998.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Note 6--Convertible Preferred Stock:

   Convertible Preferred Stock ("Preferred Stock") consists of the following (in thousands except per share amounts):

                                                                          Proceeds
                                                                           Net of
                               Shares               Per Share Liquidation Issuance
   Series                    Authorized Outstanding  Amount     Amount     Costs
   ------                    ---------- ----------- --------- ----------- --------
     A.....................     2,813      2,679      $0.56     $ 1,502   $ 1,473
     B.....................     9,679      9,679       0.50       4,839     4,780
                               ------     ------                -------   -------
   Balance at December 31,
    1998...................    12,492     12,358                  6,341     6,253
     C.....................    17,569     17,486       1.03      18,000    17,937
                               ------     ------                -------   -------
   Balance at June 30, 1999
    (unaudited)............    30,061     29,844                $24,341   $24,190
                               ======     ======                =======   =======

   The holders of Convertible Preferred have various rights and preferences as follows:

Dividends

   Holders of the Series A Preferred Stock are entitled to receive annual dividends of 8% per share, when and if declared by the Board of Directors prior to the declaration of dividends to holders of Common Stock. Holders of Series B Preferred Stock are entitled to receive annual dividends of 8% per share, when and if declared by the Board of Directors prior to the declaration of dividends to holders of Series A Preferred Stock and holders of Common Stock. Holders of Series C Preferred Stock are entitled to receive annual dividends of 8% per share, when and if declared by the Board of Directors prior to the declaration of dividends to holders of Series A Preferred Stock, holders of Series B Preferred Stock and holders of Common Stock. As of June 30, 1999, no dividends had been declared by the Board of Directors.

Conversion

   Each share of Series A, Series B and Series C Preferred Stock is convertible into shares of Common Stock based on a formula which results in a one-for-one exchange ratio at June 30, 1999. This formula is subject to adjustment, as defined, which essentially provides adjustments for holders of the Preferred Stock in the event of stock splits or combinations. Such conversion is automatic upon the earlier of (i) the effective date of a public offering of Common Stock resulting in gross proceeds of at least $10,000,000 and at a price per share of at least $2.059 or (ii) written notice to the corporation of the preferred stockholders' intent to convert into shares of Common Stock.

Liquidation

   In the event of liquidation, holders of the Series A Preferred Stock are entitled to a per share distribution in preference to holders of Common Stock equal to the Series A stated value of $0.5625 at December 31, 1998 plus any declared but unpaid dividends. The holders of Series B Preferred Stock are entitled to a per share distribution preference to holders of Common Stock and Series A Preferred Stock equal to the Series B stated value of $0.50 plus any declared but unpaid dividends. The holders of Series C Preferred Stock are entitled to a per share distribution preference to holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock equal to the Series C stated value of $1.0294 plus any declared but unpaid dividends. In the event funds are sufficient to make a complete distribution to holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as described above, the remaining assets will be distributed ratably among the holders of Common Stock and Series A Preferred Stock and Series B Preferred Stock, assuming conversion of

                                  FOGDOG, INC.

   (Information for the six months Ended June 30, 1998 and 1999 is unaudited)

all shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock into Common Stock. If distributions to holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as described above would reach an aggregate of $1.125, $0.997 and $2.059 per share, respectively, the Common Stock holders would receive the remaining assets.

Redemption

   In connection with the Series B Preferred Stock share issuance, holders of Series A Preferred Stock agreed to waive all mandatorily redeemable features associated with their Preferred Stock. The holders of the Series B and Series C have no redemption rights.

Voting

   The holders of the Series A Preferred Stock and Series C Preferred Stock, voting as separate classes, are entitled to elect one director, each, to the Board. The holders of the Series B Preferred Stock, voting as a separate class, are entitled to elect two directors to the Board.

  Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock, voting together as a single class, are entitled to elect two additional directors to the Board. In addition, the holders of the Common Stock, voting together as a class, are entitled to elect two directors. Additionally, except as required by law, the consent of at least 66-2/3% of the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, each voting as separate classes are required to (i) amend the articles of incorporation, (ii) establish any class of capital stock with dividend or liquidation preferences senior to those of the Series A shares or Series B shares or Series C shares or (iii) increase the authorized number of Series A Preferred Stock or Series B Preferred Stock or Series C Preferred Stock. Without the consent of the holders of at least a majority of the number of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting together as a single class, the Company cannot effect any liquidation.

Warrants for Preferred Stock

   In connection with the loan agreement entered into in December 1997, the Company issued to the bank a warrant to purchase 44,445 shares of Series A Preferred Stock. The warrant may be exercised at any time between May 1, 1998 and December 24, 2002 at an exercise price of $0.56 per share. The warrant was recorded as a debt discount at its estimated fair value of $8,000. Amortization of the discount was recognized as interest expense over the term of the loan agreement. The warrant automatically converts to a warrant to purchase Common Stock upon the effective date of an initial public offering.

   In connection with the issuance of convertible promissory notes to certain holders of the Series A Preferred Stock in May 1998 and December 1997, the Company issued warrants to purchase 53,334 shares of Series A Preferred Stock. The warrants may be exercised at any time prior to December 26, 2002 at an exercise price of $0.56 per share. The warrants were recorded as a debt discount at its estimated fair value of $13,000. Amortization of the discount is being recognized as interest expense over the term of the promissory notes. The warrants automatically convert to warrants to purchase Common Stock upon the effective date of an initial public offering.

   In May 1998 and December 1997, the Company issued warrants to purchase 36,000 shares of Series A Preferred Stock to certain members of the Board of Directors for services. The warrants may be exercised at any time prior to May 22, 2003 and December 26, 2002 at an exercise price of $0.56 per share. The warrants automatically convert to warrants to purchase Common Stock upon the effective date of an initial public offering. The Company has not recorded any expense the estimated fair value of the warrants because such amounts were insignificant.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)



Note 7--Common Stock:

   At December 31, 1997 and 1998, there were 6,820,000 and 7,329,000 shares outstanding, respectively, of Common Stock issued to the founders of the Company, affiliates and other nonrelated parties. At June 30, 1999, there were 7,585,000 shares outstanding of Common Stock. A portion of the shares sold are subject to a right of repurchase by the Company subject to vesting. At December 31, 1997 and 1998 and June 30, 1999, there were approximately 0, 1,305,000 and 895,000 shares, respectively, subject to repurchase. Under the terms of the loan agreements, the Company is prohibited from paying dividends without approval from the bank.

   In September 1997, the Board of Directors approved a two-for-one stock split of the Company's Common Stock and Preferred Stock with a corresponding adjustment to outstanding stock options. All common and preferred share and per share data in the accompanying financial statements have been adjusted retroactively to give effect to the stock split.

   During the year ended December 31, 1998, the Company issued 71,120 shares of Common Stock to consultants in exchange for services. In connection with these issuances, the Company recorded expenses of $4,000 based on the fair value of the Common Stock on the date of grant.

   The Company has reserved shares of Common Stock for issuance as follows (in thousands):

                                                                      June 30,
                                                                        1999
                                                                     -----------
                                                                     (unaudited)
     Conversion of Series A.........................................    2,679
     Conversion of Series B.........................................    9,679
     Conversion of Series C.........................................   17,486
     Common Stock issued............................................    7,585
     Exercise of options under the Equity Incentive Plans...........    7,620
     Exercise of warrants issued for Common Stock...................      122
     Exercise of warrants issued for Series A Preferred Stock.......      134
     Undesignated...................................................   14,695
                                                                       ------
                                                                       60,000
                                                                       ======

Warrants for Common Stock

   In March 1998, the Company issued fully-vested warrants to purchase 220,000 shares of Common Stock to certain investors for services provided. The warrants were exercisable at the option of the holder at any time prior to March 7, 1999 at an exercise price of $0.50 per share. The Company has not recorded any expense for the estimated fair value of the warrants because such amount was insignificant. The warrants were fully exercised in May 1999.

   In March 1999, the Company issued a fully-vested warrant to purchase 97,144 shares of Common Stock to a distributor in exchange for exclusivity rights. The warrant is exercisable at the option of the holder at any time prior to March 31, 2000 at an exercise price of $1.03 per share. The warrant is recorded as a marketing and sales expense at its estimated fair value of $26,000 over the term of the distribution agreement.

   In May 1999, the Company issued a fully-vested warrant to purchase 25,000 shares of Common Stock to a distributor in exchange for exclusivity rights. The warrant is exercisable at the option of the holder at any time prior to May 31, 2000, at an exercise price of $3.00 per share. The warrant is recorded as a marketing and sales expense at its estimated fair value of $8,000 over the term of the distribution agreement.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Note 8--Stock Option Plan:

   In November 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Plan") providing for the issuance of incentive and nonstatutory stock options to employees, consultants and outside directors of the Company. The Plan was amended in April 1999 to increase the number of shares authorized for issuance to a total of 8,100,274.

   Options may be granted at an exercise price at the date of grant of not less than the fair market value per share for incentive stock options and not less than 85% of the fair market value per share for nonstatutory stock options, except for options granted to a person owning greater than 10% of the total combined voting power of all classes of stock of the Company, for which the exercise price of the option must be not less than 110% of the fair market value. The fair market value of the Company's Common Stock is determined by the Board of Directors or a committee thereof.

   Options granted under the Plan generally become exercisable at a rate of 25% after the first year and ratable each month over the next three years and expire no later than five years after the grant date.

   The following table summarizes information about stock option transactions under the Plan (in thousands, except per share amounts):

                                 Year Ended December 31,         Six Months
                             --------------------------------- Ended June 30,
                                  1997             1998             1999
                             ---------------- ---------------- ----------------
                                     Weighted         Weighted         Weighted
                                     Average          Average          Average
                                     Exercise         Exercise         Exercise
                             Shares   Price   Shares   Price   Shares   Price
                             ------  -------- ------  -------- ------  --------
                                                                 (unaudited)
Outstanding at beginning of
 period....................      --   $  --   1,798    $0.06   3,606    $0.06
Granted below fair value...      --      --   2,896     0.06   2,584     0.21
Granted at fair value......   1,846    0.06      20     0.06      --
Exercised..................      (7)   0.06    (438)    0.06     (36)    0.06
Canceled...................     (41)   0.06    (670)    0.06    (423)    0.21
                             ------           -----            -----
Outstanding at end of
 period....................   1,798    0.06   3,606     0.06   5,731     0.11
                             ======           =====            =====
Options vested.............      --             756              593
                             ======           =====            =====
Weighted average fair value
 of options granted during
 the period................           $0.06            $0.48            $1.04
                                      =====            =====            =====

   At June 30, 1999, the Company had 1,445,402 shares available for future grant under the Plan.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


   The following table summarizes the information about stock options outstanding and exercisable as of December 31, 1998 (in thousands, except per share amounts):

                                                    Options Outstanding and
                                                          Exercisable
                                                --------------------------------
                                                             Weighted
                                                              Average
                                                             Remaining  Weighted
                                                            Contractual Average
                                                  Number       Life     Exercise
                                                Outstanding (in years)   Price
Exercise Price                                  ----------- ----------- --------
$0.06..........................................     756        2.74      $0.06

   The following table summarizes the information about stock options outstanding and exercisable as of June 30, 1999 (in thousands, except per share amounts):

                                                    Options Outstanding and
                                                          Exercisable
                                                --------------------------------
                                                             Weighted
                                                              Average
                                                             Remaining  Weighted
                                                            Contractual Average
                                                  Number       Life     Exercise
                                                Outstanding (in years)   Price
Exercise Price                                  ----------- ----------- --------
$0.06..........................................     593        3.80      $0.06

   The weighted average remaining contractual life of stock options outstanding at December 31, 1998 and June 30, 1999 was 2.91 and 2.48 years, respectively.

Fair value disclosures

   The Company applies the measurement principles of APB No. 25 in accounting for its stock option plan. Had compensation expense for options granted for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999 been determined based on the fair value at the grant date as prescribed by SFAS No. 123, the Company's net loss and net loss per share would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

                                             Year Ended      Six Months Ended
                                             December 31,        June 30,
                                           ----------------  -----------------
                                            1997     1998     1998      1999
                                           -------  -------  -------- --------
                                                               (unaudited)
Net loss:
  As reported............................. $(1,045) $(4,120) $  (916) $ (6,648)
                                           =======  =======  =======  ========
  Pro forma............................... $(1,048) $(4,018) $  (901) $ (6,186)
                                           =======  =======  =======  ========
Basic and diluted net loss per share:
  As reported............................. $ (0.15) $ (0.64) $ (0.17) $  (1.00)
                                           =======  =======  =======  ========
  Pro forma............................... $ (0.15) $ (0.62) $ (0.17) $  (0.93)
                                           =======  =======  =======  ========

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)



   The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                         Year Ended December 31,   Six Months Ended June 30,
                         ------------------------  --------------------------
                            1997         1998          1998          1999
                         -----------  -----------  ------------  ------------
                                                          (unaudited)
Risk-free interest
 rates..................   5.13-5.64%   4.06-5.15%    5.13-5.15%    4.34-4.89%
Expected lives (in
 years).................           5            5             5             5
Dividend yield..........           0%           0%            0%            0%
Expected volatility.....           0%           0%            0%            0%

   Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in preceding paragraph, the above results may not be representative of future periods.

Unearned stock-based compensation

   In connection with certain stock option grants, during the year ended December 31, 1998 and the six months ended June 30, 1999, the Company recognized unearned stock-based compensation totaling $1,221,000 and $2,154,000, respectively, which is being amortized over the vesting periods of the related options, which is generally four years, using the multiple option approach. Amortization expense recognized for the year ended December 31, 1998 and the six months ended June 30, 1999 totaled approximately $243,000 and $740,000, respectively. In determining the fair market value on each grant date, the Company considered among other things, the relative level of revenues and other operating results, the absence of a public trading market for the Company's securities and the competitive nature of the Company's market.

Note 9--Related Party Transactions:

   In May 1998 and December 1997, certain holders of Series A Preferred Stock received from the Company convertible promissory notes in exchange for $325,000. The notes bore interest at 8% per annum. The notes were converted to Series B Preferred Stock in June 1998.

Note 10--Subsequent Events:

Reincorporation

   In September 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 100,000,000 shares of $0.001 par value Common Stock and 5,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The par value of the Preferred Stock and shares of Common Stock and Preferred Stock authorized in the consolidated balance sheet at December 31, 1997 and 1998 and in consolidated statement of stockholders' equity for each of the three years in the period ended December 31, 1998 have been retroactively adjusted to reflect the reincorporation.

Stock option grant

   During August and September 1999, the Company granted options to purchase 1,890,350 shares of Common Stock to existing and new employees at a weighted average exercise price of $1.28. In connection with these stock option grants, the Company will recognize $6.1 million in unearned stock-based compensation that will be recognized over the related vesting periods.

                                  FOGDOG, INC.

   (Information for the six months ended June 30, 1998 and 1999 is unaudited)


Acquisition

   In September 1999, the Company acquired all of the outstanding shares of Sports Universe, Inc. for 399,998 shares of Common Stock with an estimated fair value of $4.00 per share. The acquisition will be accounted for using the purchase method of accounting. The total purchase price of approximately $1.6 million will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date.

Series D Preferred Stock

   In September 1999, the Company issued 5,294,116 shares of Series D Preferred Stock ("Series D") at $2.89 per share resulting in cash proceeds of $15.3 million. Each share of Series D has voting rights equal to Common Stock at any time. Holders of Series D are entitled to receive annual dividends of 8% per share, when and if declared by the Board of Directors prior to the declaration of dividends to holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock. The Series D is convertible at any time into Common Stock at a one-for-one exchange ratio. Such conversion is automatic upon the effective date of an initial public offering. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series D Preferred Stock are entitled to receive, prior and in preference to any holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock, an amount equal to $2.89 per share, plus any declared but unpaid dividends. Holders of Series D are subject to all rights and preferences of previously issued series of preferred stockholders. For the nine months ending September 30, 1999, the Company will record a preferred stock dividend to reflect the beneficial conversion feature granted to the holders of the Series D.

Strategic Agreement

   In September 1999, the Company entered into a two-year strategic distribution agreement with Nike USA, Inc. ("Nike") to distribute Nike products over the Company's web site. In exchange for certain online exclusivity rights, the Company granted Nike a fully-vested warrant to purchase 6,171,524 shares of Series C Preferred Stock at $1.03 per share. The warrant automatically converts to a warrant to purchase Common Stock upon the closing of an initial public offering. The Company will expense the estimated fair value of the warrant of approximately $24.0 million over the term of the distribution agreement as marketing and sales expense.

1999 Stock Plans

   In September 1999, the Company's Board of Directors approved the 1999 Stock Incentive Plan (the "1999 Plan"), which will serve as the successor plan to the 1996 Plan. The Board of Directors also approved a 1999 Employee Stock Purchase Plan (the "1999 ESPP"). These plans will become effective immediately prior to the completion of an initial public offering. The common stock reserved for future issuances under these plans will be 18% of the shares of Common Stock outstanding immediately after the initial public offering. Additionally, the share reserve in each plan will automatically increase on the first trading day in January each year, beginning with calendar year 2000, equal to the lesser of
(i) the number of shares initially reserved for such increase in each respective plan, (ii) 4.25% and 0.75% of the then outstanding shares for the 1999 Plan and the 1999 ESPP, respectively, or (iii) an amount determined by the Board of Directors.

                                  FOGDOG, INC.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   Effective September 3, 1999, Fogdog, Inc. ("Fogdog") merged with Sports Universe, Inc. ("Sports Universe"). Sports Universe sells equipment and apparel for wakeboarding, waterskiing, inline skating, surfing and skateboarding on the Internet. The merger was accounted for using the purchase method of accounting and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the acquisition date. The total purchase price of approximately $1.6 million consisted of 399,998 shares of Fogdog Common Stock with an estimated fair value of approximately $4.00 per share and other acquisition related expenses of approximately $30,000, consisting primarily of payments for professional fees. The purchase price was allocated to net tangible liabilities assumed of $524,000 and goodwill of $2.2 million. The acquired goodwill will be amortized over its estimated useful life of two years.

   The following unaudited pro forma consolidated balance sheet gives effect to this merger as if it had occurred on June 30, 1999. The following unaudited pro forma consolidated statements of operations gives effect to this merger as if it had occurred on February 9, 1998 ("inception"), by consolidating the results of operations of Sports Universe from inception through December 31, 1998 and the six months ended June 30, 1999 with the results of operations of Fogdog. The unaudited pro forma consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of December 31, 1998 and should not be construed as being representative of future operating results.

   The historical financial statements of Fogdog and Sports Universe are included elsewhere in this Prospectus and the unaudited pro forma consolidated financial information presented herein should be read in conjunction with those financial statements and related notes.

                                  FOGDOG, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                                 (in thousands)

                                                 June 30, 1999
                                  ----------------------------------------------
                                                Sports
                                               Universe,
                                  Fogdog, Inc.   Inc.    Adjustments   Pro Forma
                                  ------------ --------- -----------   ---------
ASSETS
Current assets:
  Cash and cash equivalents......   $ 14,177     $  21     $   --      $ 14,198
  Short-term investments.........        423        --         --           423
  Accounts receivable, net.......         80        44         --           124
  Merchandise inventory..........        273        20         --           293
  Prepaid expenses and other
   current assets................      1,354         1         --         1,355
                                    --------     -----     ------      --------
    Total current assets.........     16,307        86         --        16,393
Property and equipment, net......        765        47         --           812
Goodwill.........................         --        --      2,154 (A)     2,154
                                    --------     -----     ------      --------
    Total assets.................   $ 17,072     $ 133     $2,154      $ 19,359
                                    ========     =====     ======      ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...............   $  1,533     $ 109     $   --      $  1,642
  Notes payable to shareholders..         --       325         --           325
  Current portion of long-term
   debt..........................        542        --         --           542
  Other current liabilities......      1,429       223         30 (A)     1,682
                                    --------     -----     ------      --------
    Total current liabilities....      3,504       657         30         4,191
Long-term debt, less current
 portion.........................        498        --         --           498
Stockholders' equity (deficit):
  Convertible Preferred Stock....         30        --         --            30
  Common Stock...................          7         6         (6)(A)         7
  Additional paid-in capital.....     27,855        19      1,581 (A)    29,455
  Unearned stock-based
   compensation..................     (2,392)       --         --        (2,392)
  Accumulated deficit............    (12,430)     (549)       549 (A)   (12,430)
                                    --------     -----     ------      --------
    Total stockholders' equity
     (deficit)...................     13,070      (524)     2,124        14,670
                                    --------     -----     ------      --------
    Total liabilities and
     stockholders' equity........   $ 17,072     $ 133     $2,154      $ 19,359
                                    ========     =====     ======      ========

  The accompanying notes are an integral part of these pro forma consolidated financial statements

                                  FOGDOG, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)
                    (in thousands, except per share amounts)


                                         Six Months Ended June 30, 1999
                                  ---------------------------------------------
                                                Sports
                                               Universe,
                                  Fogdog, Inc.   Inc.    Adjustments  Pro Forma
                                  ------------ --------- -----------  ---------
Net revenues.....................   $ 1,084      $262       $  --      $ 1,346
Cost of revenues.................       821       155          --          976
                                    -------      ----       -----      -------
Gross profit.....................       263       107          --          370
                                    -------      ----       -----      -------
Operating expenses:
  Marketing and sales............     4,345        67          --        4,412
  Site development...............     1,208        --          --        1,208
  General and administrative.....       776       103          --          879
  Amortization of stock-based
   compensation..................       740        --          --          740
  Amortization of goodwill.......        --        --         539 (B)      539
                                    -------      ----       -----      -------
    Total operating expenses.....     7,069       170         539        7,778
                                    -------      ----       -----      -------
Operating loss...................    (6,806)      (63)       (539)      (7,408)
Interest income, net.............       158        --          --          158
                                    -------      ----       -----      -------
Net loss.........................   $(6,648)     $(63)      $(539)     $(7,250)
                                    =======      ====       =====      =======
Pro forma basic and diluted loss
 per share (C)...................   $ (1.00)                           $ (1.03)
                                    =======                            =======
Pro forma basic and diluted
 weighted average shares used in
 computation of pro forma net
 loss per share..................     6,631                              7,031
                                    =======                            =======


  The accompanying notes are an integral part of these pro forma consolidated financial statements

                                  FOGDOG, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)
                    (in thousands, except per share amounts)

                                          Year Ended December 31, 1998
                                  ---------------------------------------------
                                                Sports
                                               Universe,
                                  Fogdog, Inc.   Inc.    Adjustments  Pro Forma
                                  ------------ --------- -----------  ---------
Net revenues.....................   $   765      $ 179      $  --      $   944
Cost of revenues.................       275        126         --          401
                                    -------      -----      -----      -------
Gross profit.....................       490         53         --          543
                                    -------      -----      -----      -------
Operating expenses:
  Marketing and sales............     2,399        261         --        2,660
  Site development...............     1,318         --         --        1,318
  General and administrative.....       705        278         --          983
  Amortization of stock-based
   compensation..................       243         --         --          243
  Amortization of goodwill.......        --         --        987 (B)      987
                                    -------      -----      -----      -------
    Total operating expenses.....     4,665        539        987        6,191
                                    -------      -----      -----      -------
Operating loss...................    (4,175)      (486)      (987)      (5,648)
Interest income, net.............        29         --         --           29
Other income.....................        26         --         --           26
                                    -------      -----      -----      -------
Net loss.........................   $(4,120)     $(486)     $(987)     $(5,593)
                                    =======      =====      =====      =======
Pro forma basic and diluted loss
 per share (C)...................   $ (0.64)                           $ (0.82)
                                    =======                            =======
Pro forma basic and diluted
 weighted average shares used in
 computation of pro forma net
 loss per share..................     6,462                              6,819
                                    =======                            =======


  The accompanying notes are an integral part of these pro forma consolidated financial statements

                                  FOGDOG INC.

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The following adjustments were applied to Fogdog's historical financial statements and those of Sports Universe to arrive at the pro forma consolidated financial information.

  (A) To record the purchase of Sports Universe by Fogdog including Common Stock, accrued professional fees and goodwill.

  (B) To record amortization of acquired goodwill totaling $2,154,000 over the estimated period of benefit of two years.

  (C) Pro forma basic and diluted net loss per share of the six month period ended June 30, 1999 and for the year ended December 31, 1998 was computed using the weighted average number of common and common equivalent shares outstanding. Pro forma common equivalent shares, composed of unvested restricted Common Stock, incremental Common Stock issuable upon the exercise of stock options, warrants, and outstanding Preferred Stock are included in diluted net loss per share to the extent such shares are dilutive. Differences between historical weighted average shares outstanding and pro forma weighted average shares outstanding used to compute net loss per share results form the inclusion of shares issued in conjunction with the acquisition as if such shares were outstanding as of February 9, 1998 (inception of Sports Universe).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Sports Universe, Inc.

   In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Sports Universe, Inc. at December 31, 1998 and the results of its operations and its cash flows for the period from February 9, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
September 8, 1999

                             SPORTS UNIVERSE, INC.

                                 BALANCE SHEET

                                                        December 31, June 30,
                                                            1998       1999
                                                        ------------ ---------
ASSETS                                                              (Unaudited)
Current assets:
  Cash.................................................  $  10,000   $  21,000
  Accounts receivable..................................      9,000      44,000
  Inventory............................................         --      20,000
  Other current assets.................................      1,000       1,000
                                                         ---------   ---------
    Total current assets...............................     20,000      86,000
Property and equipment, net............................     83,000      47,000
                                                         ---------   ---------
      Total assets.....................................  $ 103,000   $ 133,000
                                                         =========   =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.....................................  $  43,000   $ 109,000
  Accrued liabilities..................................    166,000     175,000
  Capital lease obligations............................     65,000      48,000
  Loan from related parties............................    312,000     325,000
                                                         ---------   ---------
    Total current liabilities..........................    586,000     657,000
                                                         ---------   ---------
Commitments (Note 5)

Stockholders' deficit:
  Common stock
   Par value $0.001; 25,000,000 shares authorized;
    785,000 and 6,346,000 shares outstanding...........      1,000       6,000
  Additional paid-in capital...........................      2,000      19,000
  Accumulated deficit..................................   (486,000)   (549,000)
                                                         ---------   ---------
    Total stockholders' deficit........................   (483,000)   (524,000)
                                                         ---------   ---------

      Total liabilities and stockholders' deficit......  $ 103,000   $ 133,000
                                                         =========   =========

   The accompanying notes are an integral part of these financial statements

                             SPORTS UNIVERSE, INC.

                            STATEMENT OF OPERATIONS

                              Period from February      Six
                                       9,              Months
                                1998 (inception)       Ended
                                    through           June 30,
                             -----------------------    1999
                                                      --------
                             December 31,  June 30,
                                 1998        1998
                             ------------  ---------
                                                (Unaudited)
Net revenues:
  Product................... $    142,000  $  21,000  $225,000
  Web design and other......       37,000      7,000    37,000
                             ------------  ---------  --------
    Total net revenues......      179,000     28,000   262,000
                             ------------  ---------  --------
Cost of revenues:
  Product...................      122,000     16,000   139,000
  Web design and other......        4,000      1,000    16,000
                             ------------  ---------  --------
    Total cost of revenues..      126,000     17,000   155,000
                             ------------  ---------  --------
Gross profit................       53,000     11,000   107,000
                             ------------  ---------  --------
Operating expenses:
  Marketing and sales.......      261,000    179,000    67,000
  General and
   administrative...........      278,000    147,000   103,000
                             ------------  ---------  --------
    Total operating
     expenses...............      539,000    326,000   170,000
                             ------------  ---------  --------
Net loss.................... $   (486,000) $(315,000) $(63,000)
                             ============  =========  ========


   The accompanying notes are an integral part of these financial statements

                             SPORTS UNIVERSE, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                            Common Stock    Additional
                          -----------------  Paid-In   Accumulated Stockholders'
                           Shares    Amount  Capital     Deficit      Deficit
                          ---------  ------ ---------- ----------- -------------
Issuance of common stock
 at inception...........    785,000  $1,000  $ 2,000    $      --    $   3,000
Net loss................         --      --       --     (486,000)    (486,000)
                          ---------  ------  -------    ---------    ---------

Balance at December 31,
 1998...................    785,000   1,000    2,000     (486,000)    (483,000)

Issuance of common stock
 (unaudited)............  5,611,000   5,000   17,000           --       22,000
Repurchase of common
 stock (unaudited)......    (50,000)     --       --           --           --
Net loss (unaudited)....         --      --       --      (63,000)     (63,000)
                          ---------  ------  -------    ---------    ---------

Balance at June 30, 1999
 (unaudited)............  6,346,000  $6,000  $19,000    $(549,000)   $(524,000)
                          =========  ======  =======    =========    =========




   The accompanying notes are an integral part of these financial statements

                             SPORTS UNIVERSE, INC.

                            STATEMENT OF CASH FLOWS

                                     Period from February 9, 1998        Six
                                         (inception) through            Months
                                     --------------------------------   Ended
                                      December 31,       June 30,      June 30,
                                          1998             1998          1999
                                     ----------------  --------------  --------
                                                            (Unaudited)
Cash flows from operating
 activities:
  Net loss..........................  $     (486,000)  $     (315,000) $(63,000)
  Adjustments to reconcile net loss
   to net cash used in operating
   activities:
    Depreciation and amortization...          36,000           15,000    24,000
    Gain on sale of fixed assets....              --               --    (6,000)
    Changes in assets and
     liabilities:
      Accounts receivable...........          (9,000)          (5,000)  (35,000)
      Inventory.....................              --               --   (20,000)
      Other current assets..........          (1,000)          (1,000)       --
      Accounts payable..............          43,000            9,000    88,000
      Accrued liabilities...........         166,000          128,000     9,000
                                      --------------   --------------  --------
        Net cash used in operating
         activities.................        (251,000)        (169,000)   (3,000)
                                      --------------   --------------  --------
Cash flows from investing
 activities:
  Acquisition of property and
   equipment........................         (49,000)         (47,000)       --
  Proceeds from sale of computer
   equipment........................              --               --    18,000
                                      --------------   --------------  --------
        Net cash (used in) provided
         by investing activities....         (49,000)         (47,000)   18,000
                                      --------------   --------------  --------
Cash flows from financing
 activities:
  Payments on capitalized lease
   obligations......................          (7,000)          (1,000)  (17,000)
  Payments on loans from related
   parties..........................         (64,000)         (41,000)   (8,000)
  Proceeds on loans from related
   parties..........................         378,000          277,000    21,000
  Issuance of common stock..........           3,000            2,000        --
                                      --------------   --------------  --------
        Net cash provided by (used
         in) financing activities...         310,000          237,000    (4,000)
                                      --------------   --------------  --------
Net increase in cash................          10,000           21,000    11,000
Cash at beginning of period.........              --               --    10,000
                                      --------------   --------------  --------
Cash at end of period...............  $       10,000   $       21,000  $ 21,000
                                      ==============   ==============  ========
Non-cash investing activities:
  Computer equipment leases.........  $       71,000   $       71,000        --
  Conversion of employee
   compensation to common stock.....              --               --  $ 22,000


   The accompanying notes are an integral part of these financial statements

                             SPORTS UNIVERSE, INC.

                         NOTES TO FINANCIAL STATEMENTS

        (Information for the period from inception through June 30, 1998 and the six months ended June 30, 1999 is unaudited)

Note 1--The Company and Summary of Significant Accounting Policies:

The Company

   Sports Universe, Inc. (the "Company"), was incorporated in Delaware on February 9, 1998 ("Inception") for the purpose of selling equipment and apparel for wakeboarding, waterskiing, inline skating, snowboarding, surfing and skateboarding on the Internet.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

   The Company's revenues are derived primarily from sales of products over the Internet. Revenues related to product sales are recognized upon shipment by the Company or one of its distribution partners. The Company also derives revenues from Web design, Web hosting, promotion sales and advertising on its web site. The Company recognizes revenue on Web design and Web hosting as the service is provided to the customer and no ongoing obligation exists, and advertising revenue is recognized over the period the advertising is displayed.

Restricted cash

   The Company has cash restricted for use for certain service providers that process customer credit card orders. This cash is used to pay the service providers for amounts not paid for by credit card vendors related to customer orders. As of December 31, 1998 and June 30, 1999 (unaudited), the Company had restricted cash of $3,000 and $7,000, respectively, included in cash.

Inventory

   Inventory is stated at lower of cost or market, cost being determined by the first-in, first-out method.

Property and equipment

   Property and equipment are stated at historical cost. Depreciation is computed using straight-line method over the estimated useful lives of the assets. Computer equipment and office furniture and fixtures are depreciated over three and five years, respectively. For computer equipment under capital leases, the net present value of future lease payments is capitalized at the inception of the lease and amortized over the estimated useful lives of the related asset. From Inception to June 30, 1998 and December 31, 1998 and for the six months ended June 30, 1999 the Company had depreciation and amortization expense of $15,000, $37,000, and $23,000, respectively. The capital leases all have bargain purchase options which allows the Company to purchase the equipment below fair value at the end of the lease.

Advertising costs

   Advertising costs are expensed as incurred in accordance with Statement of Position 93-7, "Reporting on Advertising Costs". Advertising costs from Inception to June 30, 1998 and December 31, 1998 and for the six-month period ended June 30, 1999 (unaudited) were $19,000, $35,000 and $1,000, respectively.

                             SPORTS UNIVERSE, INC.

        (Information for the period from inception through June 30, 1998 and the six months ended June 30, 1999 is unaudited)


Concentration of risks

   Financial instruments that potentially subject the Company to a concentration of credit risk are cash and accounts receivable. Cash is deposited with a high quality financial institution. The Company's accounts receivable are derived from revenue earned from customers located in the United States and are dominated in U.S. dollars. Accounts receivable balances are typically settled through customer credit cards and, as a result, the majority of accounts receivable are collected upon processing of credit card transactions. No customer accounts for more than 10% of the revenues or accounts receivable as of June 30, 1999 or December 31, 1998.

   The Company has a limited number of distribution partners one of which fills a material portion of Company's customer orders. The Company has a distribution agreement with this distribution partner. The loss of this distribution partner could have material adverse effect on Company's statement of operations.

Fair value of financial instruments

   The Company's financial instruments, including cash, accounts receivables, accounts payable, accrued expenses and related party loans, have carrying amounts which approximate fair value due to relatively short maturity of these instruments.

Interim financial information

   The accompanying balance sheet as of June 30, 1999 and the statements of operations and of cash flows for the six-month period ended June 30, 1999 and from Inception to June 30, 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial data and other information disclosed in these notes to financial statements related to these periods is unaudited. The results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

Note 2--Balance Sheet Components:

                               December 31,  June 30,
                                   1998        1999
                               ------------ -----------
                                            (Unaudited)
   Property and equipment:
     Computer equipment......    $ 39,000    $ 39,000
     Computer equipment under
      a capital lease........      71,000      36,000
     Furniture and office
      equipment..............      10,000      10,000
                                 --------    --------
                                  120,000      85,000
     Less: accumulated
      depreciation and
      amortization...........     (37,000)    (38,000)
                                 --------    --------
                                 $ 83,000    $ 47,000
                                 ========    ========
   Accrued expenses:
     Web design..............    $ 62,000    $ 56,000
     Advertising expenses....      33,000      19,000
     Legal expenses..........      47,000      52,000
     Payroll expense.........          --      19,000
     Rent....................      21,000      25,000
     Other...................       3,000       4,000
                                 --------    --------
                                 $166,000    $175,000
                                 ========    ========

                             SPORTS UNIVERSE, INC.

        (Information for the period from inception through June 30, 1998 and the six months ended June 30, 1999 is unaudited)

Note 3--Related Party Transactions:

   The Company had loans from two of its key employees totaling $240,000 and $237,000 as of June 30, 1999 and December 31, 1998, respectively. These borrowings relate to certain operating expenses which were paid by the employee and cash infusions made which were made to the Company. These related party loans do not have a stated maturity and are non-interest bearing.

   The Company also had convertible debt with certain investors in the amount of $85,000 and $75,000 as of June 30, 1999 and December 31, 1998, respectively. The note holder has the option to convert the debt into common stock or to be paid in cash one year after issuance of the note. The note automatically converts to common shares if the Company receives financing at a rate based upon the fair value of the common stock at the date of conversion, as defined in the agreement. The notes carried an annual interest rate of 10%.

Note 4--Income Taxes:

   The Company incurred a net operating loss for the period from Inception to December 31, 1998 and accordingly, no provision for income taxes has been recorded. The tax benefit is reconciled to the amount computed using the federal statutory rate as follows:

                                                               From Inception to
                                                               December 31, 1998
                                                               -----------------
   Federal statutory benefit..................................     $(157,000)
   State taxes, net of federal benefit........................       (28,000)
   Future benefits not currently recognized...................       185,000
                                                                   ---------
                                                                   $      --
                                                                   =========

   At December 31, 1998, the Company had approximately $461,000 of federal and $462,000 of state net operating loss carryforwards available to offset future taxable income which expire at various dates through 2013. Under the Tax Reform Act of 1986, the amount of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

Note 5--Commitments:

   Rent expense under non-cancelable operating lease agreements for the six-month period ended June 30, 1999 and from Inception to June 30, 1998 and December 31, 1998 were $7,000, $22,000 and $47,000, respectively.

   Future minimum lease payments related to office facilities and computer equipment under non-cancelable operating and capital leases are $44,000 for 1999, $19,000 for 2000 and $4,000 for 2001. There are no minimum lease payments due after March 2001.

Note 6--Common Stock:

   The Company's Articles of Incorporation, as amended, authorize the Company to issue common stock, $.001 par value. For the six-months ended June 30, 1999, the Company issued 6,346,000 shares of Common

                             SPORTS UNIVERSE, INC.

        (Information for the period from inception through June 30, 1998 and the six months ended June 30, 1999 is unaudited)

Stock to both employees and non-related parties, respectively. A portion of these shares, issued to employees are subject to a right of repurchase by the Company, which lapses generally over a one-year period. At June 30, 1999, there were 735,000 shares subject to repurchase.

Note 7--Subsequent Events:

   On September 3, 1999 the Company merged with Fogdog Acquisition Corp., a wholly owned subsidiary of Fogdog, Inc.

The inside backcover of the prospectus includes:

The following text placed in the center of the page and the Fogdog Sports logo below the text:

                             THE DOG KNOWS SPORTS
                             [Fogdog Sports Logo]

Circling the text described above and the Fogdog Sports logo are the following, clockwise starting with the top of the page in the center:

                 [PICTURE OF SOCCER CLEAT EXPERT ADVICE PAGE]

The word "EXPERTISE" appears above the picture of the soccer cleat expert advice page.

                   [PICTURE OF RUNNING SHOE SELECTION PAGE]

The word "SELECTION" appears above the picture of the running shoe selection page.

           [PICTURE OF BULLETIN BOARD IN THE OUTDOOR COMMUNITY PAGE]

The word "COMMUNITY" appears above the picture of the bulletin board in the outdoor community page.

                         [CLOSE-UP PICTURE OF A JACKET]

The words "DETAILED IMAGERY" appear above the close-up picture of a jacket.

            [PICTURE OF PRODUCT INFORMATION FOR SOCCER CLEAT PAGE]

The words "PRODUCT INFORMATION" appear above the picture of the product information for soccer cleat page.

           [PICTURE OF COMPARISON CHART FOR CLIMBING FOOTWEAR PAGE]

The words "COMPARISON CHARTS" appear above the picture of the comparison chart for climbing footwear page.

     [PICTURE OF FOGDOG FETCH BASEBALL AND SOFTBALL BAT CONFIGURATOR PAGE]

The word "CONFIGURATOR" appears above the picture of the Fogdog Fetch baseball and softball configurator page.

                     [PICTURE OF CALLAWAY GOLF BRAND PAGE]

The words "TOP BRANDS" appear above the picture of the Callaway Golf brand page, which includes the Callaway logo.

         The back cover of the prospectus contains Fogdog Sport's logo.
                            [LOGO OF FOG DOG SPORTS]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than the underwriting discounts payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

   SEC Registration Fee................................................ $16,680
   NASD Filing Fee.....................................................   6,500
   Nasdaq National Market Listing Fee..................................       *
   Printing and Engraving Expenses.....................................       *
   Legal Fees and Expenses.............................................       *
   Accounting Fees and Expenses........................................       *
   Blue Sky Fees and Expenses..........................................       *
   Transfer Agent Fees.................................................       *
   Miscellaneous.......................................................       *
                                                                        -------
     Total.............................................................       *

--------
* To be filed by amendment

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit the indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6 of our bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that, subject to Delaware law, our directors will not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to Fogdog Sports and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the company or our stockholders for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to our registration statement on Form S-1 (No. 333-
              ). The indemnification agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section 7 of the underwriting agreement contained in exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities, and section 1.11 of the Third Amended and Restated Registration Rights Agreement contained in exhibit
4.2 hereto, indemnifying the parties thereto, including controlling stockholders, against liabilities.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the registrant has issued unregistered securities to a limited number of persons as described below:

      (a) Since inception, the registrant has issued and sold an aggregate of 1,700,000 shares of its common stock to Brett M. Allsop in exchange for services rendered.

      (b) Since inception, the registrant has issued and sold an aggregate of 1,700,000 shares of its common stock to Robert S. Chea in exchange for services rendered.

      (c) Since inception, the registrant has issued and sold an aggregate of 1,700,000 shares of its common stock to Andrew Y. Chen in exchange for services rendered.

      (d) Since inception, the registrant has issued and sold an aggregate of 300,000 shares of its common stock to Michael Allsop for an aggregate consideration of $10,000.

      (e) Since inception, the registrant has issued and sold an aggregate of 300,000 shares of its common stock to James Allsop for an aggregate consideration of $10,000.

      (f) Since inception, the registrant has issued and sold an aggregate of 300,000 shares of its common stock to Jon Allsop for an aggregate consideration of $10,000.

      (g) Since inception, the registrant has issued and sold an aggregate of 315,792 shares of its common stock to Marcy E. von Lossberg in exchange for services rendered.

      (h) Since inception, the registrant has issued and sold an aggregate of 331,746 shares of its common stock to Robert Maxfield for an aggregate consideration of $18,661.

      (i) Since inception, the registrant has issued and sold an aggregate of 165,872 shares of its common stock to Frederick M. Gibbons for an aggregate consideration of $9,330.

      (j) In September 1996, the registrant issued and sold 1,733,332 shares of its Series A preferred stock to Novus Ventures, L.P., the Robert Maxfield Separate Property Trust, William Romans and Frederick Gibbons for an aggregate purchase price of $974,999.

      (k) In May 1997, the registrant issued and sold 933,336 shares of its Series A preferred stock to Marianne Allsop, Richard K. Morse, Lazy A Land Company LLC, Jamey Allsop, Skye Allsop and BSJR, Inc. for an aggregate purchase price of $525,001.

      (l) In October 1997, the registrant issued and sold 12,600 shares of its Series A preferred stock to Enterprise Law Group for an aggregate purchase price of $7,088.

      (m) In December 1997, the registrant issued to Imperial Bank warrants to purchase up to 44,445 shares of its Series A preferred stock at an exercise price of $0.5625 per share.

      (n) In December 1997, the registrant issued to Novus Ventures, L.P., Robert Maxfield and Frederick Gibbons warrants to purchase up to an aggregate of 44,667 shares of its Series A preferred stock at an exercise price of $0.5625 per share and convertible promissory notes in aggregate principal amount of $162,500 accruing interest at a rate of 8% per annum.

      (o) In May 1998, the registrant issued to Novus Ventures, L.P., Robert Maxfield and Frederick Gibbons warrants to purchase up to an aggregate of 44,667 shares of its Series A preferred stock at an exercise price of $0.5625 per share and convertible promissory notes in aggregate principal amount of $162,500 accruing interest at a rate of 8% per annum.

      (p) In June 1998, Novus Ventures, L.P., Robert Maxfield and Frederick Gibbons converted the principal of the convertible promissory notes, a total of $325,000, into an aggregate of 651,933 shares of the registrant's Series B preferred stock.

      (q) In June 1998, the registrant issued and sold 9,026,767 shares of its Series B preferred stock to entities affiliated with Whitney Equity Partners and entities affiliated with Draper Fisher (now Draper Fisher Jurvetson Management) for an aggregate purchase price of $4,500,000, which included $75,000 of cancellation of indebtedness.

      (r) In August 1998, the registrant issued and sold 71,120 shares of its common stock to A&R Partners, Inc. in exchange for past services valued at $3,912.

      (s) In November 1998, the registrant issued to Patricia M. Baehr Residual Trust, Borenstein Family Trust, and Makena Partners, L.P. warrants to purchase up to 220,000 shares of its common stock at an exercise price of $0.50 per share. In February 1999, Sequoia Partners exercised such warrants and purchased 220,000 shares of the registrant's common stock at an aggregate purchase price of $110,000.

      (t) In March 1999, the registrant issued to TSI Soccer warrants to purchase up to 97,144 shares of its common stock at an aggregate exercise price of $100,000.

      (u) In March and April 1999, the registrant issued and sold 17,485,916 shares of its Series C preferred stock to Novus Ventures, L.P., entities affiliated with Vertex Technologies, Glynn Investment Co., LLC, Intel Corporation, entities affiliated with Venrock Associates, entities affiliated with Draper Fisher Jurvetson, entities affiliated with Whitney Equity Partners, entities affiliated with Sprout Group L.P., entities affiliated with DLJ Capital Corp., entities affiliated with Marquette Venture Partners and certain other individual investors for an aggregate purchase price of $18,000,000.

      (v) In August 1999, in connection with the acquisition of Sports Universe, Inc., the registrant issued 399,998 shares of its common stock in exchange for all outstanding shares of Sports Universe, Inc.'s capital stock.

     (w) In September 1999, the registrant issued to Nike USA, Inc. a warrant to purchase up to 6,171,524 shares of its Series C preferred stock at an exercise price of $1.03 per share.

  (x) In September 1999, prior to the filing of the Registration Statement, the registrant issued and sold 5,294,116 shares of its Series D preferred stock to entities affiliated with Draper Fisher Jurvetson, entities affiliated with Whitney Equity Partners, entities affiliated with Venrock Associates, entities affiliated with Sprout Group L.P., entities affiliated with Marquette Venture Partners, Vertex Technology Fund (II) Ltd., entities affiliated with Worldview, Boston Millennia Partners, L.P., entities affiliated with Lycos Ventures, Hikari Tsushin, Inc., Aman Ventures L.L.C., Smedvig and certain individual investors for an aggregate purchase price of $15,300,000.

      (y) In September 1999, the registrant issued to Fromuth warrants to purchase up to 50,000 shares of its common stock at an exercise price of $3.00 per share.

      (z) In May 1999, the registrant issued to distribution partners warrants to purchase up to 25,000 shares of its common stock at an exercise price of $3.00 per share.

       (aa) Since its inception, the registrant has granted stock options to its employees, directors and consultants under its 1996 Amended and Restated Stock Option Plan, exercisable for up to an aggregate of 7,759,781 shares of its common stock, with exercise prices ranging from $0.055 to $0.88.

   None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

   The exhibits listed in the exhibit Index are filed as part of this registration statement.

   (a) Exhibits

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.
 3.2     Amended and Restated Bylaws, to be effective upon consummation of this offering.
 4.1*    Form of registrant's Specimen Common Stock Certificate.
 4.2     Third Amended and Restated Registration Rights Agreement, dated March
         3, 1999, April 16, 1999, and September 23, 1999, by and among the registrant and the parties who are signatories thereto.
 4.3     Warrant to Purchase Series A Preferred Stock, dated December 24, 1997, by and between the registrant and Imperial Bank.
 4.4*    Warrant to Purchase Series C Preferred Stock, dated September 23,
         1999, by and between the registrant and Nike USA, Inc.
 5.1*    Opinion of Brobeck, Phleger & Harrison LLP, counsel for the registrant, with respect to the common stock being registered.
 10.1    Registrant's Amended and Restated 1996 Stock Option Plan.
 10.2*   Registrant's 1999 Stock Incentive Plan.
 10.3*   Registrant's 1999 Employee Stock Purchase Plan.
 10.4    Form of registrant's Directors and Officers' Indemnification
         Agreement.
 10.5+   Agreement, dated June 30, 1999, by and between the registrant and
         America Online Inc.
 10.6    Amended and Restated Loan Agreement, dated September 16, 1998, by and between the registrant and Imperial Bank.
 10.7    Sublease, dated July 14, 1999, by and between the registrant and Ampex
         Corporation.
 10.8    Letter Agreement, dated December 9, 1997, by and between the registrant and Robin Smith.
 10.9*   Employment Agreement, dated June 2, 1998, by and between the registrant and Timothy Harrington.
 10.10   Employment Agreement, dated June 12, 1998, by and between the registrant and Robert Chea.
 10.11   Amended and Restated Employment Agreement, dated April 5, 1999, by and between the registrant and Brett Allsop.
 10.12   Letter Agreement, dated August 23, 1999, by and between the registrant and Timothy Joyce.
 10.13+  Order Fulfillment Services Agreement, dated September 17, 1999, by and between the registrant and Keystone Fulfillment, Inc.
 10.14+  Letter Agreement dated September 17, 1999, by and between the registrant and Nike USA, Inc.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.3*   Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
 24.1    Power of Attorney. Reference is made to Page II-6.
 27.1    Financial Data Schedule for Sports Universe, Inc. (In EDGAR format only)
 27.2    Financial Data Schedule for FogDog, Inc.

--------
* To be filed by amendment
+ Confidential Treatment Requested

   (b) Financial Statement Schedule

Item 17. Undertakings

   We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, indemnification agreements entered into between the company and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on this 27th day of September, 1999.

                                             /s/ Timothy P. Harrington
                                          By: _________________________________
                                             Timothy P. Harrington
                                             Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Timothy P. Harrington and Marcy E. von Lossberg, and each one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   IN WITNESS WHEREOF, each of the undersigned has executed this power of attorney as of the date indicated.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the persons whose signatures appear below, which persons have signed such registration statement in the capacities and on the dates indicated:

            Signature                         Title                Date
            ---------                         -----                ----

 /s/ Timothy P. Harrington       Chief Executive Officer    September 27, 1999
 _______________________________ (Principal Executive
 Timothy P. Harrington           Officer)
                                 and Director

 /s/ Brett M. Allsop             President, International   September 27, 1999
 _______________________________ Division and Chairman of
 Brett M. Allsop                 the Board

 /s/ Marcy E. von Lossberg       Chief Financial Officer    September 27, 1999
 _______________________________ (Principal Accounting
 Marcy E. von Lossberg           Officer)

            Signature                         Title          Date
            ---------                         -----          ----

                                 Director
 _______________________________
 Thomas E. Clarke

 /s/ Frederick M. Gibbons        Director             September 27, 1999
 _______________________________
 Frederick M. Gibbons

 /s/ Peter J. Huff               Director             September 27, 1999
 _______________________________
 Peter J. Huff

 /s/ Robert R. Maxfield          Director             September 27, 1999
 _______________________________
 Robert R. Maxfield

 /s/ Warren J. Packard           Director             September 27, 1999
 _______________________________
 Warren J. Packard

 /s/ Ralph O. Parks              Director             September 27, 1999
 _______________________________
 Ralph O. Parks

 /s/ Ray A. Rothrock             Director             September 27, 1999
 _______________________________
 Ray A. Rothrock

 /s/ Lloyd D. Ruth               Director             September 27, 1999
 _______________________________
 Lloyd D. Ruth

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 1.1*    Form of Underwriting Agreement.
 3.1     Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.
 3.2     Amended and Restated Bylaws, to be effective upon consummation of this offering.
 4.1*    Form of registrant's Specimen Common Stock Certificate.
 4.2     Third Amended and Restated Registration Rights Agreement, dated March
         3, 1999, April 16, 1999, and September 23, 1999, by and among the registrant and the parties who are signatories thereto.
 4.3     Warrant to Purchase Series A Preferred Stock, dated December 24, 1997, by and between the registrant and Imperial Bank.
 4.4*    Warrant to Purchase Series C Preferred Stock, dated September 23,
         1999, by and between the registrant and Nike USA, Inc.
 5.1*    Opinion of Brobeck, Phleger & Harrison LLP, counsel for the registrant, with respect to the common stock being registered.
 10.1    Registrant's Amended and Restated 1996 Stock Option Plan.
 10.2*   Registrant's 1999 Stock Incentive Plan.
 10.3*   Registrant's 1999 Employee Stock Purchase Plan.
 10.4    Form of registrant's Directors and Officers' Indemnification
         Agreement.
 10.5+   Agreement, dated June 30, 1999, by and between the registrant and
         America Online Inc.
 10.6    Amended and Restated Loan Agreement, dated September 16, 1998, by and between the registrant and Imperial Bank.
 10.7    Sublease, dated July 14, 1999, by and between the registrant and Ampex
         Corporation.
 10.8    Letter Agreement, dated December 9, 1997, by and between the registrant and Robin Smith.
 10.9*   Employment Agreement, dated June 2, 1998, by and between the registrant and Timothy Harrington.
 10.10   Employment Agreement, dated June 12, 1998, by and between the registrant and Robert Chea.
 10.11   Amended and Restated Employment Agreement, dated April 5, 1999, by and between the registrant and Brett Allsop.
 10.12   Letter Agreement, dated August 23, 1999, by and between the registrant and Timothy Joyce.
 10.13+  Order Fulfillment Services Agreement, dated September 17, 1999, by and between the registrant and Keystone Fulfillment, Inc.
 10.14+  Letter Agreement dated September 17, 1999, by and between the registrant and Nike USA, Inc.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.2    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
 23.3*   Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
 24.1    Power of Attorney. Reference is made to Page II-6.
 27.1    Financial Data Schedule for Sports Universe, Inc. (In EDGAR format only)
 27.2    Financial Data Schedule for FogDog, Inc.

--------
* To be filed by amendment
+ Confidential Treatment Requested